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As filed with the Securities and Exchange Commission on February 1, 2005

Registration No. 333-114299

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

AMENDMENT NO. 6
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FAVRILLE, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2836 (Primary Standard Industrial Classification Code Number)	33-0892797 (I.R.S. Employer Identification Number)
10421 Pacific Center Court, Suite 150 San Diego, CA 92121 (858) 526-8000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

John P. Longenecker, Ph.D.
President and Chief Executive Officer
Favrille, Inc.
10421 Pacific Center Court, Suite 150
San Diego, CA 92121
(858) 526-8000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Frederick T. Muto, Esq. Jane K. Adams, Esq. Jeffrey T. Hartlin, Esq. Cooley Godward LLP 4401 Eastgate Mall San Diego, CA 92121-9109 (858) 550-6000	Scott N. Wolfe, Esq. Cheston J. Larson, Esq. Latham & Watkins LLP 12636 High Bluff Drive, Suite 300 San Diego, CA 92130 (858) 523-5400

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)

Common Stock, $0.001 par value	6,900,000	$9.00	$62,100,000	$7,868.07

(1)
Includes 900,000 shares that the underwriters have the option to purchase to cover over-allotments.

(2)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(3)
Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated February 1, 2005

Prospectus

6,000,000 shares

Common Stock

        This is the initial public offering of Favrille, Inc. No public market currently exists for our common stock.

We currently anticipate the initial public offering price of our common stock to be between $8.00 and $9.00 per share. We applied to have our common stock listed on the Nasdaq National Market under the symbol "FVRL."

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 7.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, Before Expenses, to Favrille	$	$

        We have granted the underwriters a 30-day option to purchase up to 900,000 additional shares to cover any over-allotments.

Delivery of shares will be made on or about                         , 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.
CIBC World Markets
Needham & Company, Inc.
A.G. Edwards

The date of this prospectus is                       , 2005.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights information about our business and this offering contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. Before deciding to invest in our common stock, you should read this entire prospectus carefully, including the section entitled "Risk Factors" and our financial statements and accompanying notes included elsewhere in this prospectus.

Our Business

We are a biopharmaceutical company focused on the research, development and commercialization of targeted immunotherapies for the treatment of cancer and diseases of the immune system. We have developed a proprietary technology that enables us to manufacture active immunotherapy product candidates that are designed to stimulate a patient's immune system to mount a specific and sustained response to disease.

Our lead product candidate, FavId, is an active immunotherapy for the treatment of indolent B-cell non-Hodgkin's lymphoma, or NHL, that is based upon unique genetic information extracted from a patient's tumor. FavId is being developed to be used following treatment with existing standards of care to induce more durable remissions for patients with indolent B-cell NHL. In May 2004, we received a Special Protocol Assessment, or SPA, from the FDA for our randomized, double-blind, placebo-controlled Phase 3 clinical trial evaluating FavId, which we initiated in July 2004. To date, FavId has been evaluated in two multi-center, open-label Phase 2 clinical trials involving over 120 patients. Preliminary results from these trials suggest that FavId can induce remissions when used alone and may increase time to disease progression, or TTP, following treatment with the approved product Rituxan. Six additional Phase 2 clinical trials of FavId in other types of B-cell NHL are either ongoing or expected to begin during 2005. Two of these clinical trials will be conducted under separate physician-sponsored Investigational New Drug Applications, or INDs, in the United States. One of these will be conducted as a physician-sponsored clinical trial in Switzerland. We currently retain exclusive worldwide commercialization rights to FavId.

Researchers have been conducting clinical trials of active immunotherapies in patients with B-cell NHL for more than a decade. The results of clinical trials at the Stanford University Medical Center and the National Cancer Institute, or NCI, suggest that active immunotherapies similar to FavId, when used following chemotherapy, may induce long-term remission and improve survival time among indolent B-cell NHL patients. Despite the promising results of these trials, we believe manufacturing limitations have hindered commercialization of these immunotherapies. We have developed a proprietary technology that we believe enables us to overcome historical limitations to the manufacturing and commercialization of active immunotherapies for B-cell NHL. We believe that our technology will enable us to manufacture FavId in a timely and cost-effective manner and allow us to offer a treatment option not currently available to physicians and patients.

We believe our active immunotherapy expertise and proprietary manufacturing technology will enable us to develop additional product candidates for other oncology indications, such as T-cell lymphoma, and for autoimmune diseases. We are currently developing a second product candidate, FAV-201, for the treatment of T-cell lymphoma and intend to initiate a Phase 1/2 clinical trial in the second half of 2005. We also intend to initiate preclinical studies to identify additional product candidates for the treatment of autoimmune diseases, with an initial focus on multiple sclerosis, during the first half of 2005.

Market Opportunity for FavId

The American Cancer Society estimates that 54,370 people will be diagnosed with NHL in the United States in 2004, and the NCI has most recently estimated that approximately 332,000 patients suffer from this disease. Approximately 85% of NHL patients have B-cell NHL. We believe that approximately half of these patients have the slow-growing, or indolent, form of the disease. The majority of the remaining patients have a faster growing form of the disease, commonly referred to as aggressive NHL. A number of therapies are used to treat indolent B-cell NHL, including Rituxan, which had sales in the United States of over $1.3 billion in 2003 for indolent B-cell NHL and other indications. Despite the benefits of current therapies, indolent B-cell NHL remains an incurable disease that is inevitably fatal.

Our Clinical Development Program

We initiated a pivotal Phase 3 clinical trial of FavId in July 2004. We anticipate this trial will be conducted at 65 or more sites and require 342 evaluable patients. Similar to our Phase 2 clinical trial involving Rituxan, this trial is open to patients with the most prevalent form of indolent lymphoma, known as follicular B-cell NHL. Eligible patients include those who have received no prior treatment, referred to as treatment-naïve, and those who are relapsed from or refractory to prior therapies. Patients are considered relapsed if their lymphoma has returned after a response to prior therapy. Patients are considered refractory if they have not responded to prior treatments. Our Phase 3 clinical trial is designed to evaluate FavId's ability to extend the TTP in patients following treatment with Rituxan. We believe this regimen will provide patients with indolent B-cell NHL the option of an all-biologic therapy that avoids many of the side effects associated with chemotherapy.

We initiated a multi-center, open-label Phase 2 clinical trial of FavId in patients who were eligible for treatment with Rituxan in June 2002. Initially, this trial was limited to relapsed or refractory patients who had previously undergone treatment with Rituxan, chemotherapy or both. In April 2003, we expanded the entry criteria to include treatment-naïve patients. Patient enrollment for the trial was completed in December 2003. Out of a total of 103 patients who received Rituxan in this study, sufficient quantities of FavId were available for 99 patients. At a median observation time of approximately one year, 70% of these patients were progression free.

A comparison of the time to progression for 26 patients in our Phase 2 clinical trial who were relapsed or refractory to chemotherapy and who then received Rituxan followed by FavId can be made with the results of a study in a similar patient population treated with Rituxan alone as reported by Dr. Thomas E. Witzig in the Journal of Clinical Oncology in May 2002. In Dr. Witzig's study, 58 follicular B-cell NHL patients relapsed or refractory from prior chemotherapy were treated with Rituxan alone. A preliminary analysis of our data show a positive trend to a longer TTP in patients treated with Rituxan followed by FavId compared to patients treated with Rituxan alone. FavId was also generally safe and well-tolerated, with injection site reactions as the most frequent side effect.

A similar comparison of the 39 treatment-naïve patients enrolled in our Phase 2 clinical trial can be made with the results of a study published by Dr. John D. Hainsworth in the Journal of Clinical Oncology in October 2002. In this publication, Dr. Hainsworth reported results for 60 treatment-naïve patients who received Rituxan every six months for two years or until their disease progressed. We believe our preliminary data show a trend towards an equivalent TTP in patients treated with one course of Rituxan followed by FavId compared to patients treated with a course of Rituxan alone every six months for two years. The positive interim results found in our Phase 2 clinical trial do not guarantee final results, and our positive initial assessment of FavId in this clinical trial could differ from our assessment following completion of the clinical trial.

In September 2002, we completed patient enrollment in a multi-center, open-label Phase 2 clinical trial evaluating FavId as a single agent. The trial included 27 evaluable indolent B-cell NHL patients who were either relapsed from or refractory to prior treatments. The trial was designed to determine whether the use of FavId alone could stimulate an immune response and whether the response would result in a clinical benefit. One patient had a complete response and three patients had partial responses, meaning at least a 50% reduction in tumor size. Four patients demonstrated a minor response, defined as a 25% to 50% reduction in their tumor burden, and 15 additional patients demonstrated stable disease. The median TTP for these 27 patients was determined to be 12.3 months. As of December 6, 2004, six patients remained progression free and are continuing to receive FavId injections. At 28 months from the start of FavId, one patient, while in remission, died from a non- lymphoma-related cause. The progression free status of these patients ranges from 23 months to 38 months. FavId was generally safe and well-tolerated, with injection site reactions as the most frequent side effect.

We consider these results to be encouraging compared to results from similar patients treated with other therapies. In the clinical trial conducted by Dr. Witzig, patients with indolent B-cell NHL treated with Rituxan alone had a median TTP of 10.1 months. Similarly, in a trial involving indolent B-cell NHL reported by Dr. Peter McLaughlin in the Journal of Clinical Oncology in August 1998, patients treated with Rituxan alone had a TTP of 9.0 months. Our data suggest that FavId results in a TTP that is at least as long as that reported for Rituxan.

Our Strategy

Our goal is to become a leading biopharmaceutical company focused on the research, development and commercialization of targeted immunotherapies for the treatment of cancer and other diseases of the immune system. Key elements of our strategy for achieving this goal are to:

  •
  complete clinical development and obtain regulatory approval for FavId;

  •
  utilize our proprietary technology to develop additional product candidates;

  •
  retain commercialization rights to our oncology products; and

  •
  expand our oncology product portfolio through in-licensing and acquisitions.

Risks Related to Our Business

We are at an early stage in the development of our company with a limited operating history and have had no revenues derived from operations. We have experienced significant operating losses since our inception, and we expect to incur substantial additional losses. If we are unable to successfully commercialize our lead product candidate, FavId, we may never be profitable and may have to cease operations.

Corporate Information

We were incorporated in the State of Delaware in January 2000. Our principal executive offices are located at 10421 Pacific Center Court, Suite 150, San Diego, California 92121. Our telephone number is (858) 526-8000. Our website is www.favrille.com. Information contained in our website is not incorporated by reference into and does not constitute part of this prospectus.

FavId®, Favrille and our logo are our trademarks, and we have applied to register Favrille and our logo with the United States Patent and Trademark office and to register some of our trademarks in other countries. All other trademarks or tradenames appearing in this prospectus are the property of their respective owners.

Unless the context indicates otherwise, as used in this prospectus, the terms "Favrille," the "Company," "we," "us" and "our" refer to Favrille, Inc.

The Offering

Common stock offered	6,000,000 shares
Common stock outstanding after the offering	20,016,030 shares
Use of proceeds
We expect to use the net proceeds from this offering to complete the development and apply for regulatory approval of FavId, the development of our other product candidates, the expansion of our current manufacturing capabilities, the repayment of existing debt and for general corporate purposes, including working capital and capital expenditures. See "Use of Proceeds."
Proposed Nasdaq National Market symbol	FVRL

The number of shares of common stock to be outstanding immediately after the offering is based on the number of shares of common stock outstanding as of September 30, 2004. This number does not include, as of September 30, 2004:

  •
  1,052,360 shares of common stock issuable upon the exercise of stock options outstanding, with a weighted-average exercise price of approximately $0.63 per share. From October 1, 2004 through January 24, 2005, we granted options to purchase an aggregate of 120,910 shares of common stock with a weighted-average exercise price of approximately $0.73 per share;

  •
  47,057 shares of common stock issuable upon the exercise of warrants outstanding, with a weighted-average exercise price of approximately $5.01 per share;

  •
  216,436 additional shares of common stock reserved for future issuance under our Amended and Restated 2001 Equity Incentive Plan. In October and December 2004, our board of directors authorized a 559,036 share increase to the existing option pool. As such, as of December 31, 2004, 683,282 shares of common stock remained available for future issuance or grant under our equity incentive plan. The share reserve as of December 31, 2004 has not been reduced by the 28,430 committed shares noted above; and

  •
  720,000 shares of common stock reserved for future issuance under our 2005 Non-Employee Directors' Stock Option Plan and 2005 Employee Stock Purchase Plan, which we have adopted effective upon completion of this offering.

Except as otherwise indicated, all information contained in this prospectus assumes:

  •
  a 1-for-5.1875 reverse split of our common stock effected on January 21, 2005;

  •
  the automatic conversion of all of our outstanding shares of preferred stock into 12,177,316 shares of common stock upon the completion of this offering;

  •
  no exercise of the underwriters' over-allotment option; and

  •
  the filing of our amended and restated certificate of incorporation upon completion of this offering.

Certain of our existing stockholders, including Alloy Corporate 2000, L.P., Forward Ventures IV L.P., Sanderling Venture Partners V, L.P., and their affiliates, have indicated an interest in purchasing up to an aggregate of $15 million of common stock in this offering. However, because indications of interest are not binding agreements or commitments to purchase, these stockholders may elect not to purchase any shares in this offering.

SUMMARY FINANCIAL DATA

The following summary financial data should be read in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and accompanying notes included elsewhere in this prospectus. The summary financial data for the years ended December 31, 2001, 2002 and 2003 and the summary balance sheet data as of December 31, 2003 are derived from our audited financial statements, which are included elsewhere in this prospectus. The summary financial data for the period from January 21, 2000 (inception) to December 31, 2000 are derived from our audited financial statements, which are not included in this prospectus. The financial information for the nine months ended September 30, 2003, and as of and for the nine months ended September 30, 2004, was derived from our unaudited financial statements for such periods and dates, which appear elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results.

The pro forma as adjusted balance sheet data reflect the balance sheet data as of September 30, 2004 adjusted for the sale of 6,000,000 shares of common stock in this offering at an assumed initial public offering price of $8.50 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the automatic conversion of all preferred stock into common stock upon completion of this offering.

					Nine Months Ended September 30,
	Period from January 21, 2000 (inception) to December 31, 2000	Years Ended December 31,
		2001	2002	2003	2003	2004
	(in thousands, except share and per share amounts)
Statement of Operations Data:
Operating Expenses:
Research and development	$825	$2,635	$5,308	$10,492	$7,217	$12,877
General and administrative	361	1,190	2,017	2,392	1,673	3,519
Amortization of stock-based compensation:
Research and development	—	—	—	114	58	836
General and administrative	—	—	—	41	20	838

Total operating expenses	1,186	3,825	7,325	13,039	8,968	18,070

Loss from operations	(1,186)	(3,825)	(7,325)	(13,039)	(8,968)	(18,070)
Interest income	133	134	167	108	85	229
Interest expense	—	(67)	(88)	(332)	(191)	(602)
Other income	—	—	—	8	8	12

Net loss	(1,053)	(3,758)	(7,246)	(13,255)	(9,066)	(18,431)
Deemed dividend—beneficial conversion feature for Series C redeemable convertible preferred stock	—	—	—	—	—	(28,103)
Accretion of Series C redeemable convertible preferred stock issuance costs	—	—	—	—	—	(33)

Net loss applicable to common stockholders	$(1,053)	$(3,758)	$(7,246)	$(13,255)	$(9,066)	$(46,567)

Basic and diluted net loss per share(1):
Historical	$(3.87)	$(8.51)	$(11.87)	$(16.97)	$(11.93)	$(46.19)

Pro forma				$(2.42)		$(4.38)

Weighted-average shares used to compute basic and diluted net loss per share(1):
Historical	272,430	441,608	610,709	781,054	760,094	1,008,098

Pro forma				5,474,933		10,629,172

	As of September 30, 2004
	Actual	Pro forma as adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$32,831	$79,161
Working capital	29,486	75,816
Total assets	44,716	91,046
Debt (less current portion)	4,179	4,179
Redeemable convertible preferred stock	43,651	—
Accumulated deficit	(71,879)	(71,879)
Total stockholders' (deficit) equity	(7,871)	82,110

(1)
See Note 1 of Notes to Financial Statements for a description of the method used to compute pro forma basic and diluted net loss per share and number of shares used in computing historical and pro forma basic and diluted net loss per share.

RISK FACTORS

You should consider carefully the risk factors described below, together with the other information contained in this prospectus, before you decide whether to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition, results of operations and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment in our common stock.

Risks Related to the Development of Our Product Candidates

We are dependent on the success of our lead product candidate, FavId, and we cannot be certain that it will be commercialized.

We have expended significant time, money and effort in the development of our lead product candidate, FavId, which is still in clinical development, has not yet received regulatory approval and may never be commercialized. In order to commercialize FavId, we will need to demonstrate to the FDA and other regulatory agencies that it satisfies rigorous standards of safety and effectiveness. We initiated a pivotal Phase 3 clinical trial of FavId for the treatment of follicular B-cell NHL in July 2004.

We are also evaluating FavId for use in other B-cell NHL indications. However, even if we were to receive regulatory approval of FavId for the treatment of indolent B-cell NHL or the other indications we are exploring, our ability to successfully commercialize FavId could be jeopardized by the emergence of a competitive product that exhibits greater efficacy, longer duration of response or other benefits. In addition, because our initial regulatory and marketing strategy contemplates the administration of FavId to patients following treatment with Rituxan, the commercial opportunity for FavId may be limited by the degree to which oncologists continue to use Rituxan to treat indolent B-cell NHL. Furthermore, to the extent FavId fails to gain market acceptance for its initial indication, it may be more difficult for us to generate sufficient credibility with physicians and patients to commercialize FavId for other indications.

Other than FavId, we have only two other product development programs, which are at significantly earlier stages of development. We plan to initiate a Phase 1/2 clinical trial evaluating the safety and preliminary efficacy of a product candidate, FAV-201, from one of these programs in patients with T-cell lymphoma in the second half of 2005. During the first half of 2005, we intend to initiate preclinical studies to assess the applicability of our technology to autoimmune diseases, with an initial focus on multiple sclerosis. We cannot be certain that we will be able to successfully develop any product candidate from these development programs. We cannot be certain that the clinical development of FavId or any other product candidate in preclinical testing or clinical trials will be successful, that it will receive the regulatory approvals required to commercialize it, or that any of our other research programs will yield a product candidate suitable for entry into clinical trials. If we are unable to commercialize FavId or our other product candidates, we may be unable to generate sufficient revenues to attain or maintain profitability, our ability to raise additional capital will be impaired and our stock price may be negatively affected.

Failure to obtain product approvals by the FDA could harm our business.

We are subject to rigorous and extensive regulation by the FDA. In the United States, our product candidates cannot be marketed until they are approved by the FDA. Our biologic product candidates are in the preclinical and clinical stages of development and have not been approved for marketing in the United States. Obtaining FDA approval involves the submission, among other information, of the results of preclinical studies and clinical trials of the product candidates. We may not be able to obtain FDA approval, and, even if we are able to do so, the approval process typically takes many years and requires the commitment of substantial effort and financial resources. The FDA can delay, limit or deny approval of a biologic for many reasons, including:

  •
  the FDA may not find that the biologic product candidate is sufficiently safe or effective;

  •
  FDA officials may interpret data from preclinical testing and clinical trials in different ways than we do; and

  •
  the FDA may not find our manufacturing processes or facilities satisfactory.

In addition, the specific active immunotherapy technology on which FavId is based is a relatively new form of cancer therapy that presents novel issues for the FDA to consider, which may make the regulatory process especially difficult.

We cannot assure you that any of our product candidates in development will be approved in the United States in a timely fashion, or at all. Failure to obtain regulatory approval of our product candidates in a timely fashion would prevent or delay us from marketing or selling any products and, therefore, from generating revenues from their sale. If this occurs, we may be unable to generate sufficient revenues to attain or maintain profitability, our ability to raise additional capital will be impaired and our stock price may be negatively affected. In addition, both before and after approval, we are subject to numerous FDA requirements covering, among other things, testing, manufacturing, quality control, labeling, advertising, promotion and export of biologics. Failure to comply with the law, including statutes and regulations, administered by the FDA, could result in, among others, any of the following actions:

  •
  warning letters;

  •
  fines and other civil penalties;

  •
  unanticipated expenditures;

  •
  delays in approving or refusal to approve a product candidate;

  •
  product recall or seizure;

  •
  interruption of production;

  •
  operating restrictions;

  •
  injunctions; and

  •
  criminal prosecution.

Before we can seek regulatory approval of any of our product candidates, we must successfully complete clinical trials, which are uncertain.

Conducting clinical trials is a lengthy, time-consuming and expensive process, and the results of these trials are inherently uncertain. We have completed enrollment of patients in two Phase 2 clinical trials of FavId involving over 120 indolent B-cell NHL patients and are currently conducting follow-up evaluation of those patients. We initiated a pivotal Phase 3 clinical trial of FavId for the treatment of follicular B-cell NHL in July 2004 and expect to initiate an additional Phase 2 clinical trial of FavId in the first half of 2005. We estimate an 18-month patient enrollment period and an additional 18-month evaluation period for our pivotal Phase 3 clinical trial for FavId. Six additional Phase 2 clinical trials of FavId are either ongoing or expected to begin during the first half of 2005. Two of these clinical trials will be conducted under separate physician-sponsored INDs in the United States. One of these will be conducted as a physician-sponsored clinical trial in Switzerland. Sponsorship for a physician-sponsored IND of an ongoing Phase 2 clinical trial was assumed in August 2004. We are also developing FAV-201 for the treatment of T-cell lymphoma and expect to initiate a Phase 1/2 clinical trial evaluating the safety and preliminary efficacy of FAV-201 in the second half of 2005.

We have received a Special Protocol Assessment, or SPA, from the FDA for our recently-initiated Phase 3 clinical trial. In the SPA process, the FDA reviewed the design, size and planned analysis of our Phase 3 clinical trial and provided comments regarding the trial's adequacy to form a basis with respect to effectiveness for approval of a Biologics Licensing Application, or BLA, if the trial is successful in meeting its predetermined objectives. The FDA's written agreement is binding on its review decision, except in limited circumstances, such as when a substantial scientific issue essential to determining the safety or effectiveness of a product candidate is identified after the Phase 3 clinical trial is commenced. Even if a BLA is filed, there is no guarantee that the application will be approved. Any change to the protocol for our Phase 3 clinical trial included in the SPA would require prior FDA approval, which could delay our ability to implement such change.

In addition, despite having received an SPA, we may be required to conduct an additional Phase 3 clinical trial of FavId for the treatment of indolent B-cell NHL before we can apply for regulatory approval. Although the FDA typically requires successful results in two Phase 3 clinical trials to support marketing approval, the FDA has, on several occasions, approved products based on a single Phase 3 clinical trial that demonstrates a high level of statistical significance where there is an unmet need for a life-threatening condition. We currently plan to seek FDA approval of FavId based on our recently-initiated Phase 3 clinical trial alone. In the event that the FDA requires the results of a second Phase 3 clinical trial before accepting a BLA or before granting marketing approval of FavId, our launch of FavId would be delayed, possibly by several years, and we would incur significant costs in conducting the additional trial.

Completion of necessary clinical trials may take several years or more. Our commencement and rate of completion of clinical trials may be delayed by many factors, including:

  •
  ineffectiveness of the product candidate, or perceptions by physicians that the product candidate is not safe or effective for a particular indication;

  •
  inability to manufacture sufficient quantities of the product candidate for use in clinical trials;

  •
  delay or failure in obtaining approval of our clinical trial protocols from the FDA;

  •
  slower than expected rate of patient recruitment and enrollment;

  •
  inability to adequately follow and monitor patients after treatment;

  •
  difficulty in managing multiple clinical sites;

  •
  unforeseen safety issues; and

  •
  government or regulatory delays.

Even if we achieve positive interim results in clinical trials, these results do not necessarily predict final results, and positive results in early trials may not be indicative of success in later trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. Negative or inconclusive results or adverse medical events during a clinical trial could cause us to repeat or terminate a clinical trial or require us to conduct additional trials. Our clinical trials may be suspended at any time for a variety of reasons, including if the FDA or we believe the patients participating in our trials are exposed to unacceptable health risks or if the FDA finds deficiencies in the conduct of these trials.

Failures or perceived failures in our clinical trials will directly delay our product development and regulatory approval process, damage our business prospects, make it difficult for us to establish collaboration and partnership relationships, and negatively affect our reputation and competitive position in the pharmaceutical community.

Failure to enroll patients in our clinical trials may cause delays in developing FavId or any other product candidate.

We may encounter delays in development and commercialization, or fail to obtain marketing approval, of FavId or any other product candidate that we may develop if we are unable to enroll enough patients to complete clinical trials. Our ability to enroll sufficient numbers of patients in our clinical trials depends on many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the eligibility criteria for the trial and competing clinical trials. We have from time to time experienced slower-than-expected patient enrollment in our clinical trials. Delays in planned patient enrollment may result in increased costs and harm our ability to complete our clinical trials and obtain regulatory approval.

The development of FavId requires the continued availability of two FDA-approved drugs: GM-CSF and Rituxan.

Administration of FavId requires an adjuvant to enhance the immune response. An adjuvant is a substance that is used to enhance the immune response. We use a white blood cell growth factor known as GM-CSF, which is commercially available solely from Berlex Laboratories, Inc., as an adjuvant for FavId. We currently rely on purchase orders to purchase GM-CSF for use in our clinical trials and do not have a supply agreement with Berlex. GM-CSF is an FDA-approved and commercially available drug that may be purchased by physicians. Our current strategy for the initial commercialization of FavId involves the administration of FavId following treatment with Rituxan. Rituxan is a passive immunotherapy for patients with NHL, which is also FDA-approved and is commercially available solely from Genentech, Inc. and Biogen Idec Inc. We currently rely on physicians to order and administer Rituxan to patients prior to the administration of FavId in our registration trial. If GM-CSF or Rituxan were to become unavailable as a result of regulatory actions, supply constraints or other reasons, our ability to continue the clinical development of FavId would be jeopardized.

Risks Related to Our Financial Results and Need for Financing

We have incurred significant operating losses since inception and anticipate that we will continue to incur substantial losses and negative cash flow from operations for the foreseeable future.

We are a development stage company with a limited operating history. We have financed our operations through private placements of preferred stock and equipment and leasehold debt financing. We have incurred losses in each year since our inception in 2000. Net losses were $18.4 million for the nine months ended September 30, 2004, $13.3 million in 2003, $7.2 million in 2002, $3.8 million in 2001 and $1.0 million in 2000. As of September 30, 2004, we had an accumulated deficit of $71.9 million. These losses, among other things, have had and will continue to have an adverse effect on our stockholders' equity and working capital. We expect to incur substantial operating losses for at least the next several years. This is due primarily to the expansion of our clinical trials and research and development programs and, to a lesser extent, general and administrative expenses. We also have substantial lease and debt obligations related to our new manufacturing and headquarters facilities impacting our operating expenses. We expect that our losses will fluctuate from quarter to quarter and that these fluctuations may be substantial. We cannot guarantee that we will successfully develop, manufacture, commercialize or market any products. As a result, we cannot guarantee that we will ever achieve or sustain product revenues or profitability.

We currently have no source of revenue and may never become profitable.

Our ability to become profitable will depend upon our ability to generate revenue. To date, FavId has not generated any revenue, and we do not know when or if FavId will generate revenue. Our ability to generate revenue depends on a number of factors, including our ability to:

  •
  successfully complete clinical trials for FavId;

  •
  obtain regulatory approval for FavId, including regulatory approval for our commercial scale manufacturing facility and process;

  •
  manufacture commercial quantities of FavId at acceptable cost levels; and

  •
  successfully market and sell FavId.

We do not anticipate that we will generate revenues until 2008, at the earliest. Further, we do not expect to achieve profitability for at least several years after generating material revenues. If we are unable to generate revenue, we will not become profitable, and we may be unable to continue our operations.

We will need substantial additional funds to continue operations, which we may not be able to raise on favorable terms, or at all.

We will need substantial additional funds for existing and planned preclinical studies and clinical trials, to continue research and development activities, for lease and debt obligations related to our manufacturing and headquarter facilities, and to establish manufacturing and marketing capabilities for any products we may develop. In addition, because we do not expect to generate revenues from the sale of our product candidates for several years, or at all, we will also need to raise additional capital to fund our operations.

We believe that the net proceeds from this offering, together with interest thereon and our existing cash and cash equivalents, will be sufficient to meet our projected operating requirements for at least the next 24 months. We will need to raise additional funds in order to commercialize FavId, including the completion of the construction and qualification of a commercial scale manufacturing facility. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed elsewhere in this "Risk Factors" section of this prospectus. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.

Our future capital requirements and the adequacy of our available funds will depend on many factors, including, but not limited to:

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  magnitude and cost of our product development efforts and other research and development activities;

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  rate of progress toward obtaining regulatory approval for our product candidates;

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  costs of filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;

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  our ability to establish and maintain collaborative, licensing or other arrangements for the development, sale, marketing or distribution of our product candidates and the terms of those arrangements;

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  effects of competing technological and market developments; and

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  the success of the commercialization of FavId.

Future capital requirements will also depend on the extent to which we acquire or invest in businesses, products and technologies, but we currently have no commitments or agreements relating to any of these types of transactions.

We may seek to access the public or private equity markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time. Additional funding may not be available to us, and, if available, may not be on acceptable terms. If we raise additional funds by issuing equity securities, stockholders will incur immediate dilution. If adequate funds are not available to us, we may be required to delay, reduce the scope of, or eliminate one or more of our research, development and clinical activities. Alternatively, we may need to seek funds through arrangements with collaborative partners or others that require us to relinquish rights to technologies or product candidates that we would otherwise seek to develop or commercialize ourselves. Any of these events could have a material adverse effect on our business, results of operations, financial condition or cash flow.

We are recording non-cash compensation expense that may result in an increase of our net losses for a given period.

Stock-based compensation represents an expense associated with the recognition of the difference between the deemed fair value of common stock at the time of an option grant or stock issuance and the option exercise price or price paid for the stock. Stock-based compensation is amortized over the vesting period of the option or issuance. As of September 30, 2004, deferred stock-based compensation related to option grants to our employees and non-employee directors totaled $8.2 million, which is being amortized to expense on a straight-line basis as the options or stock are earned, generally over a period of four years. Also, we have granted options to consultants which, for compensation purposes, must be remeasured at each reporting date during the vesting period. This remeasurement and the corresponding effect on the related expense may result in an increase in our net losses for a given period.

Other Risks Related to Our Business and Industry

We currently depend on single source suppliers for critical raw materials for manufacturing. The loss of these suppliers could delay our clinical trials or prevent or delay commercialization of FavId.

We currently depend on single source suppliers for critical raw materials used in the manufacture of FavId. In particular, our manufacturing process for FavId requires a foreign protein derived from shellfish that is known as keyhole limpet hemocyanin, or KLH. We purchase KLH from biosyn Arzneimittel GmbH, or biosyn, which is currently the only supplier of KLH that has submitted the required filing, known as a drug master file, with the FDA. In November 2004, we entered into an eight-year supply and license agreement with biosyn under which biosyn has agreed to supply us with KLH and we have committed to minimum initial and annual KLH purchase requirements. We made a $50,000 initial payment to biosyn under the agreement and we committed to purchase $30,000 of raw material in December 2004 and an additional $205,000 of raw material in January and May 2005. An additional aggregate of up to $300,000 will be due upon the achievement of certain milestones, the timing of which are not known at this time. Either party may terminate the supply agreement upon a breach by the other party that is not cured within 60 days or other events relating to insolvency or bankruptcy. If we identify another supplier of KLH of suitable quality for our purposes, we will not be able to use the supplier as a second source of KLH for the commercial manufacture of FavId unless the KLH is tested to be comparable to the existing KLH.

In addition, we depend on a single source supplier for the cell growth media we use to produce FavId. We purchase this material from Expression Systems LLC, which in turn obtains several of the components used in the cell growth media from sole suppliers. We currently rely on purchase orders to obtain this material and do not have a supply agreement with Expression Systems. We intend to qualify a second source for the cell growth media but may not be able to do so.

Establishing additional or replacement suppliers for these materials may take a substantial amount of time. In addition, we may have difficulty obtaining similar materials from other suppliers that are acceptable to the FDA. If we have to switch to a replacement supplier, we may face additional regulatory delays and the manufacture and delivery of FavId, or any other product candidates that we may develop, could be interrupted for an extended period of time, which may delay completion of our clinical trials or commercialization. If we are unable to obtain adequate amounts of these materials, our clinical trials will be delayed. In addition, we will be required to obtain regulatory clearance from the FDA to use different materials that may not be as safe or as effective. As a result, regulatory approval of FavId, or any other product candidates that we may develop, may not be received at all.

We rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be delayed or may not be able to obtain regulatory approval for or commercialize FavId or any other product candidates that we may develop.

We expect our pivotal Phase 3 clinical trial of FavId for the treatment of follicular B-cell NHL to be conducted at 65 or more sites in the United States and to require at least 342 evaluable patients. We expect that at least three clinical trials of FavId will be conducted under the direction of a physician sponsor, rather than under our supervision. We do not have the ability to independently conduct clinical trials for FavId, or any other product candidate that we may develop, and we must rely on third parties, such as medical institutions and clinical investigators, including physician sponsors, to conduct our clinical trials. In particular, we will rely on these parties to recruit and enroll patients in our clinical trials. We also rely on third-party couriers to transport patient tissue samples and FavId. If any of the third parties upon whom we rely to conduct our clinical trials or transport patient tissue samples and immunotherapies do not comply with applicable laws, successfully carry out their obligations or meet expected deadlines, and need to be replaced, our clinical trials may be extended, delayed or terminated.

If the quality or accuracy of the clinical data obtained by medical institutions and clinical investigators, including physician sponsors, is compromised due to their failure to adhere to applicable laws, our clinical protocols or for other reasons, we may not be able to obtain regulatory approval for or successfully commercialize FavId, or any other product candidates that we may develop. If any of our relationships with any of these organizations or individuals terminates, we believe that we would be able to enter into arrangements with alternative third parties. However, replacing any of these third parties would delay our clinical trials and could jeopardize our ability to commercialize FavId and our other product candidates on a timely basis, or at all.

Even if we obtain regulatory approval, we will continue to be subject to extensive government regulation that may cause us to delay the introduction of our products or withdraw our products from the market.

Even if we obtain regulatory approval for FavId or our other product candidates, we will still be subject to extensive regulation. These regulations will impact many aspects of our operations, including production, record keeping, quality control, adverse event reporting, storage, labeling, advertising, promotion and personnel. In addition, the later discovery of previously unknown problems may result in restrictions of the product candidates, including their withdrawal from the market. Furthermore, regulatory approval may subject us to ongoing requirements for post-marketing studies. If we or any third party that we involve in our operations fail to comply with any continuing regulations, we may be subject to, among other things, product seizures, recalls, fines or other civil penalties, injunctions, suspensions or revocations of marketing licenses, operating restrictions and criminal prosecution.

Before we can obtain marketing approval for or commercially distribute FavId, the FDA and the California Department of Health Services must find our manufacturing facility and process satisfactory.

Our manufacturing methods, equipment and processes must comply with the FDA's current Good Manufacturing Practices, or cGMP, requirements. We may also need to perform extensive audits of vendors, contract laboratories and suppliers. The cGMP requirements govern, among other things, record keeping, production processes and controls, personnel and quality control. We have only undertaken initial steps towards achieving compliance with these regulatory requirements. Additional steps will require expenditure of significant time, money and effort. We cannot predict the likelihood that the FDA will find our facility satisfactory, even if we believe that we have taken the necessary steps to achieve compliance. If we fail to comply with these requirements or fail to pass a pre-approval inspection of our manufacturing facility in connection with an application to obtain marketing approval for FavId or another product candidate, we would not receive regulatory approval, and we would be subject to possible regulatory action.

We plan to manufacture FavId for our recently-initiated Phase 3 and for the planned and ongoing Phase 1/2 clinical trials at our facility in San Diego. Our manufacturing facility is subject to the licensing requirements of the California Department of Health Services. Our facility was inspected and licensed by the California Department of Health Services. Our facility is subject to re-inspection at any time. Failure to maintain a license from the California Department of Health Services or to meet the inspection criteria of the California Department of Health Services would disrupt our manufacturing processes and prevent us from supplying FavId to patients. If an inspection by the California Department of Health Services indicates that there are deficiencies in our manufacturing process, we could be required to take remedial actions at potentially significant expense, and our facility may be temporarily or permanently closed.

We will need to construct and qualify a commercial scale manufacturing facility in order to commercialize FavId or any other product candidates that we may develop. Preparing a facility for commercial manufacturing may involve unanticipated delays and the costs of complying with FDA regulations may be significant. In addition, any material changes we make to the manufacturing process after approval may require approval by the FDA and state regulatory authorities. Obtaining these approvals is a lengthy, involved process, and we may experience delays that could limit our ability to manufacture commercial quantities, increase our costs and adversely affect our business.

We may experience difficulties in manufacturing FavId or any other product candidates that we may develop, which could prevent us from completing our ongoing clinical trials and commercializing these product candidates.

Manufacturing FavId is a complex, multi-step process that requires us to expend significant time, money and effort in production, record keeping and quality systems to assure that FavId will meet product specifications and other regulatory requirements. To date, we have manufactured FavId only for use in Phase 2 clinical trials and have no experience in manufacturing FavId for the number of patients that we expect to enroll in our Phase 3 clinical trial or for the commercial quantities that might be required if we receive regulatory approval. In particular, we cannot be sure that we will be able to manufacture FavId at a cost that would enable commercial use. We may experience any of the following problems in our efforts to manufacture our product candidates for our expanding clinical trials or on a commercial scale:

  •
  failure to obtain a sufficient supply of key raw materials;

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  difficulties in completing the development and validation of the specialized assays required to ensure the consistency of our product candidates, including FavId;

  •
  difficulties in obtaining adequate tumor samples from treating physicians and hospitals;

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  difficulties in manufacturing FavId for multiple patients simultaneously;

  •
  difficulties in the timely shipping of tumor samples to us or in the shipping of FavId to the treating physicians due to errors by third-party couriers, transportation restrictions or other reasons;

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  failure to ensure adequate quality control and assurance in the manufacturing process as we increase the production quantities of FavId;

  •
  difficulties in establishing and effectively managing a commercial-scale manufacturing facility;

  •
  failure to comply with regulatory requirements, such as FDA regulations and environmental laws;

  •
  significant changes in regulatory requirements;

  •
  damage to or destruction of our manufacturing facility or equipment; and

  •
  shortages of qualified personnel.

In addition, because our manufacturing process only begins upon our receipt of a patient's tumor biopsy, we cannot produce inventory reserves of our product candidate to be stored in anticipation of any of these potential manufacturing problems. The failure to produce an adequate supply of FavId could delay our clinical trials and, in turn, delay submission of a BLA for FavId and commercial launch. Similarly, any difficulties we experience in the manufacture and supply of other product candidates, such as FAV-201, would delay the clinical trials of those product candidates.

If our manufacturing facility is damaged or destroyed, our ability to manufacture products will be significantly affected, which could delay or prevent completion of our clinical trials and commercialization of FavId or any other product candidates that we may develop.

We currently rely on the availability and condition of our manufacturing facility in San Diego to manufacture FavId. We lease the property where this facility is located under a lease agreement that expires August 31, 2018 but may be extended at our option for two additional five-year periods. After that time, we may not be able to negotiate a new lease for our facility. If the facility or our equipment in the facility is damaged or destroyed, we will not be able to quickly or inexpensively replace our manufacturing capacity. This would significantly affect our ability to complete clinical trials of, and to manufacture and commercialize, FavId, or any other product candidates that we may develop.

In addition, our facilities have been subject to electrical blackouts as a result of a shortage of available electrical power. Although we have back-up emergency power generators to cover energy needs for key support systems, a lengthy outage could disrupt the operations of our facilities and clinical trials. While we carry business interruption insurance, this insurance may not be adequate. Any significant business interruption could cause delays in our product development and harm our business.

If we do not develop a sufficient sales and marketing force or enter into agreements with third parties to sell and market FavId, we may not be able to successfully commercialize our products, which would limit our ability to earn product revenues.

We plan to retain exclusive worldwide rights to FavId for oncology indications at least through the completion of our BLA filing with the FDA for approval to market FavId in the United States. If we are successful in obtaining BLA approval or foreign marketing approval for FavId, we will need to establish sales and marketing capabilities. In the United States, we plan to do this either by establishing our own sales force or by entering into a co-promotion arrangement with a sales and distribution partner. Outside of the United States, we plan to establish strategic collaborations for the development and marketing of FavId.

We do not presently possess the resources or experience necessary to market FavId or our other product candidates ourselves, and we currently have no arrangements for the promotion or distribution of our product candidates. Our future commercial success will depend on our ability to establish our own sales and marketing infrastructure or to collaborate with third parties that have greater sales and marketing experience and resources. Developing effective internal sales and marketing capabilities, which would include the hiring of a sales force, would require a significant amount of our financial resources and time. We may be unable to establish and manage an effective sales force in a timely or cost-effective manner, or at all, and any sales force we do establish may not be capable of generating demand for FavId or any other product candidate we may develop. In addition, if we cannot enter into co-promotion arrangements in the United States, or other strategic collaborations for the development and marketing of FavId in other countries, in a timely manner and on acceptable terms, we may not be able to successfully commercialize FavId or any other product candidate that we may develop.

To the extent that we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenues are likely to be lower than if we directly marketed and sold FavId, or any other product candidates that we may develop. If we are unable to establish adequate sales, marketing and distribution capabilities, independently or with others, we will not be able to generate product revenue and will not become profitable.

If physicians and patients do not use any of our products that may be approved, our ability to generate revenue in the future will be limited.

If approved, FavId and other product candidates that we may develop may not gain market acceptance among physicians, healthcare payors, patients and the medical community. Demand for any approved product that we may develop will depend on many factors, including:

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  our ability to provide acceptable evidence of safety and efficacy;

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  convenience and ease of administration;

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  availability of alternative treatments;

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  cost effectiveness;

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  continuing widespread use of Rituxan to treat our initial target disease market;

  •
  effectiveness of our regulatory and marketing strategies;

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  prevalence and severity of adverse side effects;

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  publicity concerning our products or competitive products; and

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  our ability to obtain third-party coverage or reimbursement.

Furthermore, to the extent FavId fails to gain market acceptance for its initial indication, it may be more difficult for us to generate sufficient credibility with physicians and patients to commercialize FavId for other indications.

If we are unable to obtain acceptable prices or adequate coverage and reimbursement from third-party payors for FavId, or any other product candidates that we may develop, our revenues and prospects for profitability will suffer.

Our ability to commercialize FavId, or any other product candidates that we may develop, depends on the extent to which coverage and reimbursement for FavId, or any other product candidates that we may develop, will be available from:

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  governmental payors, such as Medicare and Medicaid;

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  private health insurers, including managed care organizations; and

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  other third-party payors.

Many patients will not be capable of paying for FavId, or any other product candidates that we may develop, themselves and will rely on third-party payors to pay for their medical needs. The federal and state governments, insurance companies, managed care organizations and other third-party payors are actively seeking to contain or reduce costs of health care in the United States and exert increasing influence on decisions regarding the use of, and reimbursement levels for, particular treatments. Such third-party payors, including Medicare, are scrutinizing newly approved medical products and services and may not cover or may limit coverage and reimbursement for our product candidates. In particular, third-party payors may limit the indications for which they will reimburse patients who use FavId, or any other product candidates that we may develop. Cost-control initiatives could cause us to decrease the price we might establish for FavId, or any other product candidates that we may develop, which would result in lower product revenues. If the prices for FavId, or any other product candidates that we may develop, decrease or if governmental and other third-party payors do not provide adequate coverage and reimbursement levels for FavId, or any other product candidates that we may develop, our revenue and prospects for profitability will suffer.

If we are unable to establish or manage strategic collaborations in the future, our revenue and product development may be limited.

Our strategy may include reliance on strategic collaborations for co-promotion of FavId in the United States. In addition, we expect to rely on strategic collaborators for commercialization of FavId outside of the United States and, to an even greater extent, for worldwide development and commercialization of product candidates and programs for chronic autoimmune diseases, such as multiple sclerosis. To date, we have not entered into any agreements with third parties for any of these services and do not plan to establish a collaboration for FavId until at least completion of a BLA filing.

Establishing strategic collaborations is difficult and time-consuming. Our discussions with potential collaborators may not lead to the establishment of new collaborations on favorable terms, or at all. For example, potential partners may reject collaborations based upon their assessment of our financial, regulatory or intellectual property position. If we successfully establish new collaborations, these relationships may never result in the successful development or commercialization of our product candidates or the generation of sales revenue. To the extent that we enter into co-promotion or other collaborative arrangements, our product revenues are likely to be lower than if we directly marketed and sold any products that we may develop.

Management of any collaborative relationship we may establish in the future will require:

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  significant time and effort from our management team;

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  coordination of our research and development programs with the research and development priorities of our collaborators; and

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  effective allocation of our resources to multiple projects.

If we enter into development or commercialization collaborations, our success will in part depend on the performance of our corporate collaborators. We will not directly control the amount or timing of resources devoted by our corporate collaborators to activities related to our product candidates. Our corporate collaborators may not commit sufficient resources to our research and development programs or the commercialization, marketing or distribution of our product candidates. If any corporate collaborator fails to commit sufficient resources, our preclinical or clinical development related to the collaboration could be delayed or terminated. Also, our collaborators may pursue development or commercialization of other products, product candidates or alternative technologies in preference to our product candidates. Finally, our collaborators may terminate our relationships, and we may be unable to establish additional corporate collaborations in the future on acceptable terms, or at all.

Our efforts to discover, develop and commercialize new product candidates beyond FavId are at an early stage and are subject to a high risk of failure.

Our strategy is focused on the research, development and commercialization of targeted immunotherapies for the treatment of cancer and other diseases of the immune system. The process of successfully developing product candidates is very time-consuming, expensive and unpredictable. We have only recently begun to direct significant effort toward the development of product candidates in addition to FavId, such as FAV-201 for T-cell lymphoma and a preclinical product candidate for the treatment of multiple sclerosis. We do not know whether our planned preclinical studies or clinical trials for these other product candidates will begin on time or be completed on schedule, or at all. In addition, we do not know whether these clinical trials will result in marketable products. Typically, there is a high rate of attrition for product candidates in preclinical and clinical trials. We do not anticipate that any of our product candidates will reach the market for at least several years.

We may not identify, develop or commercialize any additional new product candidates from our proprietary active immunotherapy technology. Our ability to develop successfully any of these product candidates depends on our ability to demonstrate safety and efficacy in humans through extensive preclinical testing and clinical trials and to obtain regulatory approval from the FDA and other regulatory authorities. Development of our product candidates will also depend substantially upon the availability of funding for our research and development programs.

If our competitors develop and market products that are more effective than our existing product candidates or others we may develop, or obtain marketing approval before we do, our commercial opportunity may be reduced or eliminated.

The development and commercialization of new pharmaceutical products for the treatment of cancer and autoimmune diseases is competitive, and we will face competition from numerous sources, including major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Many of our competitors have substantially greater financial and technical resources and development, production and marketing capabilities than we do. In addition, many of these companies have more experience than we do in preclinical testing, clinical trials and manufacturing of biologic therapeutics, as well as in obtaining FDA and foreign regulatory approvals. We will also compete with academic institutions, governmental agencies and private organizations that are conducting research in the fields of cancer and autoimmune disease. Competition among these entities to recruit and retain highly qualified scientific, technical and professional personnel and consultants is also intense.

We are aware of a number of companies that are developing active immunotherapies to treat B-cell NHL. Genitope Corporation and Large Scale Biology Corporation, or LSBC, are evaluating idiotype immunotherapies in clinical trials. Genitope is conducting a Phase 3 clinical trial of its active immunotherapy product candidate in patients with follicular B-cell NHL who are in remission following prior treatment with chemotherapy. LSBC completed a Phase 1 clinical trial of a personalized cancer immunotherapy candidate in B-cell NHL. Antigenics, Inc. completed a Phase 2 clinical trial evaluating its active immunotherapy candidate in indolent NHL patients. The NCI is also conducting a Phase 3 clinical trial of an active idiotype immunotherapy in collaboration with Accentia Biopharmaceuticals.

Several companies are engaged in the development and commercialization of passive immunotherapy products for the treatment of B-cell NHL that may compete with FavId. Genentech and Biogen Idec are co-marketing Rituxan for the treatment of relapsed or refractory, indolent B-cell NHL. Biogen Idec has also received FDA approval to market Zevalin, its passive radioimmunotherapy product. GlaxoSmithKline plc and Corixa Corporation have received FDA approval to market Bexxar, a passive radioimmunotherapy product.

The most recent advances in the treatment of B-cell NHL have involved the combination of existing products and changes to approved schedules and doses, particularly for Rituxan. Numerous clinical trials reported in recent years have indicated that additional doses of Rituxan and maintenance dosing of Rituxan can improve the TTP in patients who respond to therapy. Combination therapies involving chemotherapeutic or immunostimulatory drugs in combination with Rituxan at various doses and schedules may provide patients with an increase in TTP over that expected with Rituxan alone. Accordingly, we may face competition as a result of developments in this area.

We expect that our ability to compete effectively will depend upon our ability to:

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  successfully and rapidly complete clinical trials and obtain all requisite regulatory approvals in a cost-effective manner;

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  reliably and cost-effectively manufacture sufficient quantities of our products;

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  maintain a proprietary position for our manufacturing process and other technology;

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  price our products competitively;

  •
  obtain appropriate reimbursement approvals for our products;

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  establish an adequate sales and marketing force for our products; and

  •
  attract and retain key personnel.

In addition, our ability to compete effectively will depend on the relative efficacy and safety of other active immunotherapy products approved for sale as compared to our own products.

We are subject to new legislation, regulatory proposals and managed care initiatives that may increase our costs of compliance and adversely affect our ability to market our products, obtain collaborators and raise capital.

There have been a number of legislative and regulatory proposals aimed at changing the healthcare system and pharmaceutical industry, including reductions in the cost of prescription products and changes in the levels at which consumers and healthcare providers are reimbursed for purchases of pharmaceutical products. For example, the Prescription Drug and Medicare Improvement Act of 2003 was recently enacted. This legislation provides a new Medicare prescription drug benefit beginning in 2006 and mandates other reforms. Although we cannot predict the full effects on our business of the implementation of this new legislation, it is possible that the new benefit, which will be managed by private health insurers, pharmacy benefit managers and other managed care organizations, will result in decreased reimbursement for prescription drugs, which may further exacerbate industry-wide pressure to reduce the prices charged for prescription drugs. This could harm our ability to market our products and generate revenues.

We depend on attracting and retaining key scientific and management personnel to advance our technology, and the loss of these personnel could impair the development of our products.

Our success depends on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions, clinicians and scientists. We are highly dependent upon our senior management and scientific staff, particularly John P. Longenecker, Ph.D., our President and Chief Executive Officer, and Daniel P. Gold, Ph.D., one of our co-founders and our Chief Scientific Officer. The loss of services of Dr. Longenecker or Dr. Gold, or one or more of our other members of senior management, could delay or prevent the successful completion of our pivotal Phase 3 clinical trial or the commercialization of FavId. Although we have employment agreements with each of our executives, their employment with us is "at will," and each executive can terminate his or her agreement with us at any time. We do not carry "key person" insurance covering members of senior management, other than Drs. Longenecker and Gold. This insurance may not continue to be available on commercially reasonable terms and may prove inadequate to compensate us for the loss of their services.

The competition for qualified personnel in the biotechnology field is intense. In particular, our manufacturing process depends on our ability to attract and retain qualified manufacturing and quality control personnel. We will need to hire additional personnel as we continue to expand our manufacturing, research and development activities. We may not be able to attract and retain quality personnel on acceptable terms given the competition for such personnel among biotechnology, pharmaceutical and other companies. We are not aware of any key personnel planning to retire or terminate their employment in the near future.

We will need to increase the size of our organization, and we may experience difficulties in managing growth.

As of December 31, 2004, we had 102 full-time employees, consisting of 58 employees in manufacturing, quality control and quality assurance, 25 in research and development, and 19 in senior management and administration. We will need to expand our financial, managerial, operational and other resources in order to continue our clinical trials and commercialize FavId, FAV-201, or any other product candidates that we may develop. Future growth will impose significant added responsibilities on our management team, including the need to identify, recruit, maintain and integrate additional employees. Our ability to commercialize FavId, FAV-201, or any other product candidates that we may develop, and our future financial performance in general, will depend in part on our ability to manage any future growth effectively. In order to meet these challenges, we will need to:

  •
  manage our clinical trials effectively;

  •
  manage our research and development efforts effectively;

  •
  develop our administrative, accounting and management information systems and controls; and

  •
  hire, train and integrate additional management, administrative, manufacturing and sales and marketing personnel.

We may not be able to accomplish these tasks, and our failure to accomplish any of them could harm our business or future prospects.

If we use biological and hazardous materials in a manner that causes injury or violates laws, we may be liable for damages.

Our research and development and manufacturing activities involve the use of biological and hazardous materials that could be dangerous to human health, safety or the environment. Although we believe our safety procedures for handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot entirely eliminate the risk of accidental injury or contamination from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources. We currently maintain property and casualty insurance coverage in the amount of $1.0 million per occurrence and $2.0 million in the aggregate, which covers liability for hazardous and controlled materials, at a cost of approximately $57,000 per year. However, this insurance coverage may not be sufficient to cover our liability and we may not be able to obtain sufficient coverage in the future at a reasonable cost. In addition, we may incur significant costs complying with both existing and future environmental laws and regulations. In particular, we are subject to regulation by the Occupational Safety and Health Administration, or OSHA, and the Environmental Protection Agency, or EPA, and to regulation under the Toxic Substances Control Act and the Resource Conservation and Recovery Act. OSHA, the EPA or other agencies may adopt regulations that adversely affect our research and development programs.

We face a risk of product liability claims and may not be able to obtain adequate insurance.

Our business exposes us to potential liability risks that may arise from the clinical testing of our product candidates and the manufacture and sale of any approved products. These risks will exist even with respect to those product candidates that are approved for commercial sale by the FDA and manufactured in facilities regulated by the FDA. Any product liability claim or series of claims brought against us could significantly harm our business by, among other things, reducing demand for our products, injuring our reputation and creating significant adverse media attention and costly litigation. Plaintiffs have received substantial damage awards in some jurisdictions against pharmaceutical companies based upon claims for injuries allegedly caused by the use of their products. Any judgment against us that is in excess of our insurance policy limits would have to be paid from our cash reserves, which would reduce our capital resources. We currently maintain clinical trial insurance in the amount of $6.0 million per occurrence and in the aggregate, which covers liability for up to 251 patients in our clinical trials, at a cost of approximately $59,000 per year. Although we believe this insurance is adequate, we cannot be certain that it will be sufficient. Furthermore, we cannot be certain that our current insurance coverage will continue to be available, or that increased coverage, which will be necessary if we are able to commercialize our products, will be available in the future on reasonable terms, or at all. Further, we may not have sufficient capital resources to pay a judgment, in which case our creditors could levy claims against our assets, including our intellectual property.

We could be negatively impacted by future interpretation or implementation of federal and state fraud and abuse laws, including anti-kickback laws and other federal and state anti-referral laws.

If we are able to commercialize FavId or any other product candidates that we may develop, we will be subject to various federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state healthcare programs, including Medicare, Medicaid and Veterans Administration health programs. Because of the far-reaching nature of these laws, we may be required to alter one or more of our practices to be in compliance with these laws. Healthcare fraud and abuse regulations are complex, and even minor, inadvertent irregularities can potentially give rise to claims that a statute or prohibition has been violated. Any violations of these laws, or any action against us for violation of these laws, even if we successfully defend against it, could result in a material adverse effect on our business, financial condition and results of operations. If there is a change in law, regulation or administrative or judicial interpretations, we may have to change our business practices or our existing business practices could be challenged as unlawful, which could have a material adverse effect on our business, financial condition and results of operations. In addition, some allegations under these laws have been claimed to violate the False Claims Act, discussed in more detail below.

In addition, if we are able to commercialize FavId or any other product candidates that we may develop, we could become subject to false claims litigation under federal statutes, which can lead to civil money penalties, criminal fines and imprisonment, and exclusion from participation in Medicare, Medicaid and other federal and state healthcare programs. These false claims statutes include the False Claims Act, which allows any person to bring suit on behalf of the federal government alleging the submission of false or fraudulent claims, or causing to present such false or fraudulent claims, under federal programs or contracts claims or other violations of the statute and to share in any amounts paid by the entity to the government in fines or settlement. These suits against biotechnology companies have increased significantly in recent years and have increased the risk that a healthcare company will have to defend a false claim action, pay fines or be excluded from the Medicare, Medicaid or other federal and state healthcare programs as a result of an investigation arising out of such action. We cannot assure you that we will not become subject to such litigation or, if we are not successful in defending against such actions, that such actions will not have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot assure you that the costs of defending claims or allegations under the False Claims Act will not have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Intellectual Property and Potential Litigation

If we are unable to obtain and maintain protection for our intellectual property, the value of our technology and products may be adversely affected.

Our business and competitive positions are dependent upon our ability to protect our proprietary technology. Because of the substantial length of time and expense associated with development of new products, we, along with the rest of the biopharmaceutical industry, place considerable importance on obtaining and maintaining patent protection for new technologies, products and processes. The patent positions of pharmaceutical, biopharmaceutical and biotechnology companies, including us, are generally uncertain and involve complex legal and factual questions. Our patent applications may not protect our technologies and products because, among other things:

  •
  there is no guarantee that any of our pending patent applications will result in issued patents;

  •
  we may develop additional proprietary technologies that are not patentable;

  •
  there is no guarantee that any patents issued to us, our collaborators or our licensors will provide a basis for a commercially viable product;

  •
  there is no guarantee that any patents issued to us or our collaborators or our licensors will provide us with any competitive advantage;

  •
  there is no guarantee that any patents issued to us or our collaborators or our licensors will not be challenged, circumvented or invalidated by third parties; and

  •
  there is no guarantee that any patents previously issued to others or issued in the future will not have an adverse effect on our ability to do business.

We attempt to protect our intellectual property position by filing United States patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. Currently we own five pending United States patent applications covering methods of treating immune system diseases, including B-cell and T-cell lymphomas, using our proprietary immunotherapy production methods, as well as methods for combining the idiotype or T-cell receptor-based immunotherapies with other therapies that are used to treat diseases of the immune system.

We also have 19 patent applications pending outside of the United States. Limitations on patent protection in some countries outside the United States, and the differences in what constitutes patentable subject matter in these countries, may limit the protection we have under patents issued to us outside of the United States. In addition, laws of foreign countries may not protect our intellectual property to the same extent as would laws of the United States. In determining whether or not to seek a patent or to license any patent in a particular foreign country, we weigh the relevant costs and benefits, and consider, among other things, the market potential of our product candidates in the jurisdiction, and the scope and enforceability of patent protection afforded by the law of the jurisdiction. Failure to obtain adequate patent protection for our proprietary product candidates and technology would impair our ability to be commercially competitive in these markets.

We are not able to prevent others, including potential competitors, from using certain types of patient-specific idiotype protein-KLH conjugates, like those we use in our lead product candidate, FavId, for the treatment of indolent B-cell NHL.

Certain types of patient-specific idiotype-KLH conjugates, comprising single idiotype proteins, and their use for the treatment of indolent B-cell NHL are in the public domain and therefore cannot be patented. Consequently, we may only be able to seek patent protection for methods of treating immune system diseases, including B-cell and T-cell lymphomas, using our proprietary immunotherapy production methods for making idiotype protein conjugates and compositions comprising such conjugates, as well as methods for combining the idiotype or T-cell receptor-based immunotherapies with other therapies that are used to treat diseases of the immune system. As a result, we may not be able to prevent other companies using different manufacturing processes from developing active immunotherapies that directly compete with FavId.

We may have to engage in costly litigation to enforce our proprietary rights or to defend challenges to our intellectual property by our competitors, which may harm our business, results of operations, financial condition and cash flow.

The pharmaceutical field is characterized by a large number of patent filings involving complex legal and factual questions, and, therefore, we cannot predict with certainty whether our patents will be enforceable. Competitors may have filed applications for or have been issued patents and may obtain additional patents and proprietary rights related to products or processes that compete with or are similar to ours. We may not be aware of all of the patents potentially adverse to our interests that may have been issued to others. Litigation may be necessary to protect our patent position, and we cannot be certain that we will have the required resources to pursue litigation or otherwise to protect our patent rights. In addition, our efforts to protect our patents may not be successful.

Our ability to market our products may be impaired by the intellectual property rights of third parties.

Our commercial success will depend in part on not infringing the patents or proprietary rights of third parties. We are aware of competing intellectual property relating to active idiotype immunotherapies for cancer. Competitors or third parties may be issued patents that may cover subject matter that we use in developing the technology required to bring our product candidates to market, that we use in producing our product candidates, or that we use in treating patients with our product candidates. In addition, from time to time we receive correspondence inviting us to license patents from third parties. While we currently believe we have freedom to operate in these areas, others may challenge our position in the future. There has been, and we believe that there will continue to be, significant litigation in the pharmaceutical industry regarding patent and other intellectual property rights.

For example, we are aware of patents held by Genentech relating to the expression of recombinant antibodies, by Genitope relating to immunotherapy using idiotype proteins produced using T-lymphoid cells for the treatment of B-cell lymphoma, by Texas A&M University relating to the production of proteins in insect cells, and by Schering Corp. relating to the use of GM-CSF as a vaccine adjuvant for use against infectious diseases. While we believe that our pre-commercialization activities fall within the scope of an available exemption against patent infringement provided by 35 U.S.C. §271(e), and that our subsequent manufacture of our commercial products will also not require the license of any of these patents, claims may be brought against us in the future based on these or other patents held by others. Third parties could bring legal actions against us claiming damages and seeking to enjoin clinical testing, manufacturing and marketing of the affected product or products. If we become involved in any litigation, it could consume a substantial portion of our resources, regardless of the outcome of the litigation. If any of these actions are successful, in addition to any potential liability for damages, we could be required to obtain a license to continue to manufacture or market the affected product, in which case we may be required to pay substantial royalties or grant cross-licenses to our patents. However, there can be no assurance that any such license will be available on acceptable terms or at all. Ultimately, we could be prevented from commercializing a product, or forced to cease some aspect of our business operations, as a result of patent infringement claims, which could harm our business.

If we are not able to protect and control unpatented trade secrets, know-how and other technological innovation, we may suffer competitive harm.

We also rely on trade secrets to protect our technology, particularly when we do not believe that patent protection is appropriate or available. However, trade secrets are difficult to protect. We attempt to protect our trade secrets by requiring each of our employees, consultants and advisors to execute a non-disclosure and assignment of invention agreement before beginning his or her employment, consulting or advisory relationship with us. We cannot guarantee that these agreements will provide meaningful protection, that these agreements will not be breached, that we will have an adequate remedy for any such breach, or that our trade secrets will not otherwise become known or independently developed by a third party. Our trade secrets, or those of our future collaborators, may become known or may be independently discovered by others, which could adversely affect the competitive position of our product candidates.

Risks Related to the Securities Markets and Ownership of Our Common Stock

There has been no prior public market for our common stock, and the price of our common stock may be volatile and could decline significantly.

Prior to this offering, there has been no public market for our common stock and an active public market for these shares may not develop or be sustained after this offering. The initial public offering price for our common stock has been determined by negotiations between the underwriters and us and may not be representative of the price that will prevail in the open market.

The stock market in general has been experiencing dramatic fluctuations that have often been unrelated to the operating performance of companies. The market prices for securities of biotechnology companies in general have been highly volatile and may continue to be highly volatile in the future. If market-based or industry-based volatility continues, the trading price of our common stock could decline significantly, independent of our actual operating performance, and you could lose all or part of your investment. The market price of our common stock could fluctuate significantly as a result of several factors, including:

  •
  announcements of technological innovations or new products by us or our competitors;

  •
  announcement of FDA approval or non-approval of FavId or any other product candidates that we may develop, or delays in the FDA review process;

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  actions taken by regulatory agencies with respect to FavId and FAV-201, or any other product candidates that we may develop, or our clinical trials, manufacturing process or sales and marketing activities;

  •
  regulatory developments in the United States and foreign countries;

  •
  success of our research efforts and clinical trials;

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  any intellectual property infringement lawsuit in which we may become involved;

  •
  announcements concerning our competitors, or the biotechnology or biopharmaceutical industries in general;

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  actual or anticipated fluctuations in our operating results;

  •
  changes in financial estimates or recommendations by securities analysts;

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  sales of large blocks of our common stock;

  •
  sales of our common stock by our executive officers, directors and significant stockholders;

  •
  changes in accounting principles; and

  •
  loss of any of our key scientific or management personnel.

Specifically, you may not be able to resell your shares at or above the initial public offering price. In addition, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Any such litigation brought against us could result in substantial costs and a diversion of management's attention and resources, which could hurt our business, operating results and financial condition.

Concentration of ownership among our existing officers, directors and principal stockholders may prevent other stockholders from influencing significant corporate decisions and depress our stock price.

As of December 31, 2004, our officers, directors and those stockholders owning at least five percent of our outstanding capital stock together beneficially held approximately 77.1% of our outstanding common stock on an as-converted basis. Following this offering, these stockholders, including certain of our existing stockholders that have indicated an interest in purchasing up to an aggregate of $15 million of common stock in this offering and assuming an initial public offering price of $8.50 per share, will beneficially own, in the aggregate, approximately 63.5% of our common stock. If some or all of these officers, directors and principal stockholders act together, they will be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of directors, the merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. The interests of this concentration of ownership may not always coincide with our interests or the interests of our other stockholders. For instance, officers, directors and principal stockholders, acting together, could cause us to enter into transactions or agreements that we would not otherwise consider. Similarly, this concentration of ownership may have the effect of delaying or preventing a change in control of us otherwise favored by our other stockholders. This concentration of ownership also could depress our stock price.

A large number of shares of our common stock may be sold in the market following this offering, which may depress the market price of our common stock.

Our current stockholders hold a substantial number of shares of our common stock that they will be able to sell in the public market in the near future. Significant portions of these shares are held by a small number of stockholders. After this offering, we will have 20,016,030 shares of common stock outstanding. All of the shares offered under this prospectus, including up to an aggregate of $15 million of common stock that certain of our existing stockholders have indicated an interest in purchasing in this offering, will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act of 1933. The remaining 14,016,030 shares outstanding upon the closing of this offering may be sold pursuant to Rule 144, 144(k) and 701 of the Securities Act upon the expiration of the lock-up agreements discussed below. Sales by our current stockholders of a substantial number of shares after this offering, or the expectation that such sale may occur, could significantly reduce the market price of our common stock.

Moreover, after this offering, the holders of approximately 12,199,437 shares of common stock, including shares issued upon conversion of our preferred stock, will have rights, subject to certain conditions, to require us to file registration statements to permit the resale of their shares in the public market or to include their shares in registration statements that we may file for ourselves or other stockholders. The holders of 8,389,081 shares of our outstanding capital stock have agreed with the underwriters of this offering to be bound by a 365-day lock-up agreement that prohibits these holders from selling or transferring their stock other than in specific circumstances. The holders of substantially all of our remaining outstanding capital stock have agreed with the underwriters of this offering to be bound by a 180-day lock-up agreement that prohibits these holders from selling or transferring their stock, other than in specific circumstances. These lock-up agreements are subject to limited extension under certain circumstances to allow analysts to publish reports about our company. However, Bear, Stearns & Co. Inc., on behalf of the underwriters, at its discretion, can waive the restrictions of the lock-up agreement at an earlier time without prior notice or announcement and allow our stockholders to sell their shares of our common stock in the public market. If the restrictions of the lock-up agreement are waived, shares of our common stock will be available for sale into the market, subject only to applicable securities rules and regulations, which may cause our stock price to decline. In addition, certain of our directors and executive officers may choose to establish programmed selling plans under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, or Exchange Act, for the purpose of effecting sales of common stock after the expiration of the lock-up period.

Promptly following this offering, we intend to register approximately 2.4 million shares of common stock that are authorized for issuance under our employee benefits plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to vesting provisions, restrictions under the securities laws and the lock-up agreements described above. If any of our stockholders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital.

New investors in this offering will experience immediate and substantial dilution.

The assumed initial price to the public in this offering is substantially higher than the net tangible book value per share of our common stock and the prices per share paid by all prior investors in our company. After we sell the shares in this offering at the assumed initial public offering price of $8.50 per share, our net tangible book value per share would be $4.13, which is below the initial per share price to the public. This dilution is due in large part to earlier investors in our company having paid substantially less than the initial public offering price when they purchased their shares. Gross proceeds from the sale of common stock in this offering will represent approximately 40% of the total amount we have raised to fund our operations, but this common stock will represent only approximately 30% of our total common stock. If we issue additional common stock in the future or outstanding options or warrants to purchase our common stock are exercised, there will be further dilution.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and applicable Delaware law may prevent or discourage third parties or our stockholders from attempting to replace our management or influencing significant decisions.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change in control of us or our management, even if doing so would be beneficial to our stockholders. These provisions include:

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  dividing our board of directors into three classes serving staggered three-year terms;

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  authorizing our board of directors to issue preferred stock without stockholder approval;

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  prohibiting cumulative voting in the election of directors;

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  prohibiting stockholder actions by written consent;

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  limiting the persons who may call special meetings of stockholders;

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  prohibiting our stockholders from making certain changes to our certificate of incorporation or bylaws except with 66.7% stockholder approval; and

  •
  requiring advance notice for raising business matters or nominating directors at stockholders' meetings.

We are also subject to provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for five years unless the holder's acquisition of our stock was approved in advance by our board of directors. Together, these charter and statutory provisions could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock.

Because we do not intend to pay any cash dividends on our shares of common stock, our stockholders will not be able to receive a return on their shares unless they sell them.

We have never paid or declared any cash dividends on our capital stock and intend to retain any future earnings to finance the development and expansion of our business. The payment of dividends by us on our common stock is limited by our debt agreements. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Unless we pay dividends, our stockholders will not be able to receive a return on their shares unless they sell them.

We may incur increased costs as a result of recently enacted and proposed changes in laws and regulations.

Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules related to corporate governance and other matters subsequently adopted by the SEC and the Nasdaq Stock Market, could result in increased costs to us. The new rules and any related regulations that may be proposed in the future could make it more difficult or more costly for us to obtain certain types of insurance, including directors' and officers' liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs.

We have broad discretion to use the offering proceeds, and our investment of these proceeds may not yield a favorable return.

Our management will have considerable discretion in applying the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds of this offering may be used for corporate purposes that do not enhance our results of operations or do not yield a favorable return.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, including statements regarding the progress and timing of clinical trials, the safety and efficacy of our product candidates, the goals of our research and development activities, estimates of the potential markets for our product candidates, estimates of the capacity of manufacturing and other facilities to support our products, our expected future revenues, operations and expenditures and projected cash needs. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievement to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among others:

  •
  our ability to successfully complete preclinical and clinical development of our product candidates on expected timetables, or at all, which includes enrolling sufficient patients in our clinical trials and demonstrating the safety and efficacy of our product candidates in such trials;

  •
  our ability to manufacture sufficient amounts of our product candidates for clinical trials and, if approved, products for commercialization activities;

  •
  our ability to obtain, maintain and successfully enforce adequate patent and other intellectual property protection of our manufacturing process and any of our product candidates that may be approved for sale;

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  the content and timing of submissions to and decisions made by the FDA and other regulatory agencies, including demonstrating to the satisfaction of the FDA the safety and efficacy of our product candidates;

  •
  our ability to develop a sufficient sales and marketing force or enter into agreements with third parties to sell and market any of our product candidates that may be approved for sale;

  •
  the accuracy of our estimates of the size and characteristics of the markets to be addressed by our product candidates;

  •
  the success of our competitors;

  •
  our ability to obtain reimbursement for any of our product candidates that may be approved for sale from third-party payors, and the extent of such coverage;

  •
  the success of the development and commercialization efforts of licensees of our technology;

  •
  our ability to enter into collaborations and strategic alliances; and

  •
  our ability to raise additional funds in the capital markets, through arrangements with corporate partners or from other sources.

Forward-looking statements include all statements that are not historical facts. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential," or the negative of those terms, and similar expressions and comparable terminology intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $46.3 million, based upon an assumed initial public offering price of $8.50 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds from this offering will be approximately $53.4 million.

We expect to use approximately $30.0 million of the net proceeds from this offering to continue development and prepare for regulatory approval of FavId. In addition, we intend to use approximately $3.1 million for principal and interest payments on the existing $6.3 million in debt as of September 30, 2004 under the terms of our equipment and leasehold debt financing arrangements. The remaining debt repayment will be made from our current cash. These obligations are secured by certain of the purchased equipment and leasehold improvements and are due in monthly installments through July 2007. They bear interest at effective rates ranging from approximately 9.34% to 14.66% and include terminal payments at the end of the loans ranging from 5.75% to 12.75%.

We intend to allocate the remaining net proceeds from this offering as follows: 20% for the development of our other product candidates; 56% for general and administrative expenses and 24% for working capital, including the purchase of equipment for the expansion of our current manufacturing capabilities to support production of clinical trial material and prepare for commercial launch of our lead product candidate.

We believe that the net proceeds from this offering, together with interest thereon and our existing cash and cash equivalents, will be sufficient to meet our projected operating costs for at least the next 24 months.

The amount and timing of our use of the net proceeds from this offering will depend on a number of factors, including the status of our development and commercialization efforts, the amount of proceeds actually raised in this offering and the amount of proceeds generated, if any, by entering into future partnerships or collaborations with third-parties. We may also use a portion of the proceeds for the acquisition of, or investment in, companies, technologies or products that complement our technology or business. However, we have no present understandings, commitments or agreements to enter into any potential acquisitions or investments at this time. We will have broad discretion to determine the ultimate use of the net proceeds from this offering, which may differ substantially from the estimated uses outlined above.

We intend to invest the net proceeds of the offering, pending their use, in short-term and medium-term interest-bearing, investment grade instruments, money market funds, certificates of deposit or direct or guaranteed obligations of the United States government. Our goal with respect to the investment of the net proceeds of this offering is capital preservation and liquidity so that such funds are readily available to fund our research and development operations and other working capital needs.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. The payment of dividends by us on our common stock is limited by our debt agreements. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2004 (unaudited), and is presented on an actual basis and pro forma as adjusted basis. The pro forma as adjusted column reflects the balance sheet data as of September 30, 2004 adjusted for the sale of 6,000,000 shares of common stock in this offering at an assumed initial public offering price to the public of $8.50 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the automatic conversion of all preferred stock into common stock upon the completion of this offering. You should read this table in conjunction with "Use of Proceeds," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and accompanying notes included elsewhere in this prospectus.

	As of September 30, 2004
	Actual	Pro forma as adjusted
	(in thousands, except share and per share amounts)
Cash and cash equivalents	$32,831	$79,161

Debt, less current portion	$4,179	$4,179
Redeemable convertible preferred stock, $0.001 par value: 6,286,014 shares authorized, 6,140,188 issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma as adjusted	43,651	—
Stockholders' (deficit) equity:
Preferred stock, $0.001 par value: no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—
Convertible preferred stock, $0.001 par value: 5,535,213 shares authorized and 5,505,330 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma as adjusted	6	—
Common stock, $0.001 par value: 15,402,410 shares authorized, 1,685,067 shares issued and outstanding, actual; 75,000,000 shares authorized and 19,862,383 shares issued and outstanding, pro forma as adjusted	2	20
Additional paid-in capital	72,247	162,216
Deferred stock-based compensation	(8,151)	(8,151)
Note receivable from stockholder	(96)	(96)
Accumulated deficit	(71,879)	(71,879)

Total stockholders' (deficit) equity	(7,871)	82,110

Total capitalization	$39,959	$86,289

The number of shares of common stock to be outstanding immediately after the offering is based on the number of shares of common stock outstanding as of September 30, 2004. This number does not include, as of September 30, 2004:

  •
  1,052,360 shares of common stock issuable upon the exercise of stock options outstanding, with a weighted-average exercise price of approximately $0.63 per share. From October 1, 2004 through January 24, 2005, we granted options to purchase an aggregate of 120,910 shares of common stock with a weighted-average exercise price of approximately $0.73 per share;

  •
  47,057 shares of common stock issuable upon the exercise of warrants outstanding, with a weighted-average exercise price of approximately $5.01 per share;

  •
  216,436 additional shares of common stock reserved for future issuance under our Amended and Restated 2001 Equity Incentive Plan, or 2001 plan. In October and December 2004, our board of directors authorized a 559,036 share increase to the existing option pool. As such, as of December 31, 2004, 683,282 shares of common stock remained available for future issuance or grant under our equity incentive plan. The share reserve as of December 31, 2004 has not been reduced by the 28,430 committed shares noted above; and

  •
  720,000 shares of common stock reserved for future issuance under our 2005 Non-Employee Directors' Stock Option Plan, or directors' plan, and our 2005 Employee Stock Purchase Plan, or purchase plan, which we have adopted effective upon completion of this offering.

We effected a 1-for-5.1875 reverse split of our common stock on January 21, 2005.

DILUTION

If you buy our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. As of September 30, 2004, we had a historical net tangible book value of $35.8 million, or $21.22 per share of common stock. Net tangible book value per share is equal to our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of our outstanding common stock. Pro forma net tangible book value of $35.8 million, or $2.58 per share of common stock, represents our historical net tangible book value, taking into account the automatic conversion of our preferred stock upon completion of this offering.

After giving effect to the conversion of all of our preferred stock and the sale of 6,000,000 shares of common stock offered by this prospectus at an assumed initial public offering price of $8.50 per share, and after deducting the estimated underwriting discounts and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book value as of September 30, 2004 was approximately $82.1 million, or $4.13 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $1.55 per share held by our stockholders before this offering and an immediate dilution of $4.37 per share to investors in this offering. If the initial public offering price is higher or lower than $8.50 per share, the dilution to investors participating in this offering will be higher or lower, respectively. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$8.50
Historical net tangible book value per share as of September 30, 2004	$21.22
Pro forma decrease in net tangible book value per share attributable to conversion of preferred stock outstanding as of September 30, 2004	(18.64)

Pro forma net tangible book value per share before this offering	2.58
Pro forma increase per share attributable to investors participating in this offering	1.55

Pro forma as adjusted net tangible book value per share after this offering	4.13

Pro forma dilution per share to investors participating in this offering	$4.37

The following table sets forth, as of September 30, 2004, on the pro forma as adjusted basis discussed above, the number of shares of our common stock purchased from us, the total consideration paid to us and the average price per share paid to us by stockholders before this offering and by investors purchasing shares of our common stock in this offering. The table assumes an initial public offering price of $8.50 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders before this offering	13,862,383	69.8%	$77,301,901	60.3%	$5.58
Investors participating in this offering	6,000,000	30.2	51,000,000	39.7	8.50

Total	19,862,383	100%	$128,301,901	100%

The number of shares of common stock to be outstanding immediately after the offering is based on the number of shares of common stock outstanding as of September 30, 2004. This number does not include, as of September 30, 2004:

  •
  1,052,360 shares of common stock issuable upon the exercise of stock options outstanding, with a weighted-average exercise price of approximately $0.63 per share. From October 1, 2004 through January 24, 2005, we granted options to purchase an aggregate of 120,910 shares of common stock with a weighted-average exercise price of approximately $0.73 per share;

  •
  47,057 shares of common stock issuable upon the exercise of warrants outstanding, with a weighted-average exercise price of approximately $5.01 per share;

  •
  216,436 additional shares of common stock reserved for future issuance under our 2001 plan. In October and December 2004, our board of directors authorized a 559,036 share increase to the existing option pool. As such, as of December 31, 2004, 683,282 shares of common stock remained available for future issuance or grant under our equity incentive plan. The share reserve as of December 31, 2004 has not been reduced by the 28,430 committed shares noted above; and

  •
  720,000 shares of common stock reserved for future issuance under our directors' plan and our purchase plan, which we have adopted effective upon completion of this offering.

If the underwriters exercise their over-allotment option in full, pro forma as adjusted net tangible book value as of September 30, 2004 will increase to $89.2 million, or $4.30 per share, representing an increase to existing stockholders of $1.72 per share, and there will be an immediate dilution of $4.20 per share to new investors.

Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. New investors will experience further dilution if any of these outstanding options or warrants are exercised, new options are issued and exercised under our equity incentive plans or we issue additional shares of common stock in the future.

SELECTED FINANCIAL DATA

The following selected financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and accompanying notes included elsewhere in this prospectus. The selected financial data in this section are not intended to replace the financial statements and accompanying notes. The selected statement of operations data for the years ended December 31, 2001, 2002 and 2003, and the selected balance sheet data as of December 31, 2002 and 2003 are derived from our audited financial statements, which are included elsewhere in this prospectus. The selected statement of operations data for the period from January 21, 2000 (inception) to December 31, 2000 and the selected balance sheet data as of December 31, 2000 and 2001 are derived from our audited financial statements, which are not included in this prospectus. The financial information for the nine months ended September 30, 2003, and as of and for the nine months ended September 30, 2004, was derived from our unaudited financial statements for such periods and dates, which are included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results.

	Period from January 21, 2000 (inception) to December 31, 2000
		Years Ended December 31,			Nine Months Ended September 30,
		2001	2002	2003	2003	2004
	(in thousands, except share and per share amounts)
Statement of Operations Data:
Operating expenses:
Research and development	$825	$2,635	$5,308	$10,492	$7,217	$12,877
General and administrative	361	1,190	2,017	2,392	1,673	3,519
Amortization of stock-based compensation:
Research and development	—	—	—	114	58	836
General and administrative	—	—	—	41	20	838

Total expenses	1,186	3,825	7,325	13,039	8,968	18,070

Loss from operations	(1,186)	(3,825)	(7,325)	(13,039)	(8,968)	(18,070)
Interest income	133	134	167	108	85	229
Interest expense	—	(67)	(88)	(332)	(191)	(602)
Other income	—	—	—	8	8	12

Net loss	(1,053)	(3,758)	(7,246)	(13,255)	(9,066)	(18,431)
Deemed dividend—beneficial conversion feature for Series C redeemable convertible preferred stock	—	—	—	—	—	(28,103)
Accretion of Series C redeemable convertible preferred stock issuance costs	—	—	—	—	—	(33)

Net loss applicable to common stockholders	$(1,053)	$(3,758)	$(7,246)	$(13,255)	$(9,066)	$(46,567)

Basic and diluted net loss per share(1)
Historical	$(3.87)	$(8.51)	$(11.87)	$(16.97)	$(11.93)	$(46.19)

Pro forma				$(2.42)		$(4.38)

Weighted-average shares used in computing net loss per share:
Historical	272,430	441,608	610,709	781,054	760,094	1,008,098

Pro forma				5,474,933		10,629,172

	As of December 31,				As of September 30,
	2000	2001	2002	2003	2004
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$4,672	$977	$10,030	$5,610	$32,831
Working capital	4,440	591	9,226	3,466	29,486
Total assets	5,137	2,210	11,998	14,932	44,716
Debt (less current portion)	—	531	207	3,501	4,179
Redeemable convertible preferred stock	—	—	—	—	43,651
Accumulated deficit	(1,053)	(4,811)	(12,057)	(25,312)	(71,879)
Total stockholders' equity (deficit)	4,861	1,171	10,727	8,278	(7,871)

(1)
See Note 1 of Notes to Financial Statements for a description of the method used to compute pro forma basic and diluted net loss per share and the number of shares used in computing historical and pro forma basic and diluted net loss per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with our financial statements and accompanying notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of several factors, including those set forth under "Risk Factors" and elsewhere in this prospectus, our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements.

Overview

We are a biopharmaceutical company focused on the research, development and commercialization of targeted immunotherapies for the treatment of cancer and other diseases of the immune system. We have developed a proprietary technology that enables us to manufacture active immunotherapy product candidates that are designed to stimulate a patient's immune system to mount a specific and sustained response to disease. Our lead product candidate, FavId, is an active immunotherapy for the treatment of indolent B-cell non-Hodgkin's lymphoma, or NHL, which entered a Phase 3 clinical trial in July 2004. To date, FavId has been evaluated in two multi-center, open-label Phase 2 clinical trials involving over 120 patients.

We believe FavId may also be effective in treating other types of B-cell NHL. Six additional Phase 2 clinical trials of FavId are either ongoing or expected to begin in 2005. Two of these clinical trials will be conducted under separate physician-sponsored INDs in the United States. One of these will be conducted as a physician-sponsored clinical trial in Switzerland. Moreover, we believe our active immunotherapy expertise and proprietary manufacturing technology will enable us to develop additional product candidates for other oncology indications and for autoimmune diseases. We are currently studying a second product candidate, FAV-201, for the treatment of T-cell lymphoma and intend to initiate a Phase 1/2 clinical trial evaluating the safety and preliminary efficacy of FAV-201 during the second half of 2005. We also intend to initiate preclinical studies to identify additional product candidates for the treatment of autoimmune diseases, with an initial focus on multiple sclerosis, during the first half of 2005. We have retained worldwide commercialization rights to all of our product candidates.

We were incorporated in Delaware in January 2000. To date, we have not generated any revenues, and we have financed our operations and internal growth through private placements of our preferred stock and equipment and leasehold debt financings. We are a development stage company and have incurred significant losses since our inception in 2000, as we have devoted substantially all of our efforts to research and development activities, including clinical trials. As of September 30, 2004, our accumulated deficit was approximately $71.9 million. We expect to incur substantial and increasing losses for the next several years as we:

  •
  continue to develop and prepare for the commercialization of our lead product candidate, FavId;

  •
  expand our research and development programs;

  •
  expand our current manufacturing capabilities to support our operations; and

  •
  acquire or in-license oncology products that are complementary to our own.

Financial Operations Overview

Research and Development Expense.    Research and development expense consists primarily of costs associated with clinical trials of our product candidates, including the costs of manufacturing our product candidates, compensation and other expenses related to research and development personnel, facilities costs and depreciation. We charge all research and development expenses to operations as they are incurred. Our research and development activities are primarily focused on the development of FavId. We have completed enrollment in two Phase 2 clinical trials and continue to evaluate the results. We initiated our pivotal Phase 3 clinical trial in July 2004. We estimate an 18-month patient enrollment period and an additional 18-month evaluation period for our Phase 3 clinical trial. Patient enrollment in the Phase 2 clinical trial will depend upon the rate of completion of patient participation in the Phase 3 clinical trial. Six additional Phase 2 clinical trials of FavId are either ongoing or expected to begin during 2005. Two of these clinical trials will be conducted under separate physician-sponsored INDs in the United States. One of these will be conducted as a physician-sponsored clinical trial in Switzerland. We estimate average enrollment periods of 12 to 24 months and evaluation periods ranging from six to 36 months for these Phase 2 clinical trials.

From inception through September 30, 2004, we incurred costs of approximately $32.1 million associated with the research and development of FavId which represents substantially all of our research and development costs to date. We expect our research and development costs to increase as we advance FavId and new product candidates into later stages of clinical development. While difficult to predict, we estimate that research and development costs required to complete the development of and file a BLA for FavId will be an additional $75 million. We are unable to estimate with any certainty the costs we will incur in the continued development of other product candidates for commercialization. On an ongoing basis, we expect to expand our research and development activities to include clinical development of FAV-201 and preclinical research of treatments for autoimmune diseases, primarily multiple sclerosis.

Clinical development timelines, likelihood of success and total costs vary widely. Although we are currently focused primarily on FavId, we anticipate that we will make determinations as to which research and development projects to pursue and how much funding to direct toward each project on an on-going basis in response to the scientific and clinical success of each product candidate.

At this time, due to the risks inherent in the clinical trial process, product candidate completion dates and costs vary significantly for each product candidate and are difficult to estimate. The lengthy process of seeking regulatory approvals and the subsequent compliance with applicable regulations require the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals for our product candidates could cause our research and development expenditures to increase and, in turn, have a material adverse effect on our results of operations. We cannot be certain when any cash flows from our current product candidates will commence.

General and Administrative Expense.    General and administrative expenses consist primarily of compensation and other expenses related to our corporate administrative employees, legal fees and other professional services expenses. After this offering, we anticipate increases in general and administrative expenses as we add personnel, become subject to reporting obligations applicable to publicly-held companies and continue to develop and prepare for commercialization of our product candidates.

Stock-Based Compensation Expense.    Stock-based compensation expense represents the amortization of deferred compensation resulting from the difference between the exercise price and the deemed fair value, as estimated by us for financial reporting purposes, of our common stock on the date stock options were granted to employees and non-employee directors.

Interest Income.    Interest income primarily consists of interest earned on our cash reserves, money markets and certificates of deposit.

Interest Expense.    Interest expense represents interest on our debt, including capital leases.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, expenses and related disclosures. Actual results could differ from those estimates. While our significant accounting policies are described in more detail in Note 1 of Notes to Financial Statements included elsewhere in this prospectus, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements:

Deferred Tax Asset Valuation Allowance.    Our estimate for the valuation allowance for deferred tax assets requires us to make significant estimates and judgments about our future operating results. Our ability to realize the deferred tax assets depends on our future taxable income as well as limitations on utilization. A deferred tax asset must be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized prior to its expiration. The projections of our operating results on which the establishment of a valuation allowance is based involve significant estimates regarding future demand for our products, competitive conditions, product development efforts, approvals of regulatory agencies and product cost. We have recorded a full valuation allowance on our net deferred tax assets as of December 31, 2002 and 2003, and September 30, 2004, due to uncertainties related to our ability to utilize our deferred tax assets in the foreseeable future. These deferred tax assets primarily consist of certain net operating loss carryforwards and research and development tax credits.

Deferred Stock-Based Compensation.    In connection with the grant of stock options during the nine months ended September 30, 2004, we recorded $8.4 million in deferred stock-based compensation within stockholders' equity. These options were considered compensatory because the deemed fair value of the underlying common stock for financial reporting purposes was greater than the exercise prices determined by the board of directors on the date of grant. In determining the fair value of the underlying shares of common stock, a variety of company and industry-specific factors were considered by our board of directors. As a result, the amount of the compensatory charge is not based on an objective measure such as the trading price of the common stock. As of September 30, 2004, we had an aggregate of $8.2 million of deferred stock-based compensation remaining to be amortized. This deferred stock-based compensation balance will be amortized as follows: $683,000 in 2004; $2.6 million in 2005; $2.6 million in 2006; $2.0 million in 2007; and $287,000 in 2008. We are amortizing the deferred compensation on a straight-line basis over the vesting period of the related options, which is generally four years. The amount of stock-based compensation amortization actually recognized in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

Results of Operations

Comparison of the Nine Months Ended September 30, 2003 to 2004

Research and Development.    Research and development expense increased from approximately $7.2 million for the nine months ended September 30, 2003 to $12.9 million for the nine months ended September 30, 2004. The increase of $5.7 million, or 79%, was due primarily to an increase of $2.2 million associated with ongoing operating expenses for our new manufacturing facility which our research and development staff began occupying in October 2003; an increase of $1.6 million associated with an increase in personnel from 52 full-time equivalent employees to 80 full-time equivalent employees to support our Phase 3 clinical trial initiated in July 2004; an increase of $1.2 million associated with supplies to support continued process and formulation development and the purchase of supplies for our manufacturing facility in anticipation of the Phase 3 clinical trial requirements;

approximately $445,000 paid to third party vendors providing support services for our Phase 3 clinical trial, including randomization of patients, radiology and laboratory management services.

General and Administrative.    General and administrative expense increased from approximately $1.7 million for the nine months ended September 30, 2003 to $3.5 million for the nine months ended September 30, 2004. The increase of $1.8 million, or 106%, was primarily due to an increase of $563,000 associated with an increase in personnel from eight full-time equivalent employees to 14 full-time equivalent employees; an increase of $222,000 associated with our new manufacturing facility, which our administrative staff began occupying in May 2003 and $746,000 in deferred initial public offering costs expensed in accordance with Staff Accounting Bulletin Topic 5A.

Amortization of Stock-Based Compensation.    Deferred stock-based compensation for stock options has been determined as the difference between the exercise price and the estimated fair value of our common stock on the date of grant as determined by our board of directors. In connection with the grant of stock options to employees and non-employee directors, we recorded deferred stock-based compensation of $837,000 and $8.4 million for the nine months ended September 30, 2003 and 2004, respectively. We recorded these amounts as components of stockholders' equity and are amortizing the amounts, on a straight-line basis, as a non-cash charge to operations over the vesting period of the options. We recorded amortization of stock-based compensation of $78,000 and $1.7 million for the nine months ended September 30, 2003 and 2004. We anticipate recording additional amortization of deferred stock-based compensation related to employee stock option grants of approximately $683,000, $2.6 million, $2.6 million, $2.0 million and $287,000 for the years ending December 31, 2004, 2005, 2006, 2007 and 2008, respectively.

Interest Expense.    Interest expense increased from approximately $191,000 for the nine months ended September 30, 2003 to $602,000 for the nine months ended September 30, 2004. The increase of $411,000, or 215%, was primarily due to interest payments on our $7.0 million line of credit entered into in March 2003.

Interest Income.    Interest income increased from approximately $85,000 for the nine months ended September 30, 2003 to $229,000 for the nine months ended September 30, 2004. The increase of $144,000, or 169%, was primarily a result of the $43.6 million in net proceeds received from the sale of our Series C preferred stock in March and April 2004.

Comparison of Fiscal Years Ended December 31, 2002 to 2003

Research and Development.    Research and development expense increased from approximately $5.3 million in 2002 to $10.5 million in 2003. The increase of $5.2 million, or 98%, was due primarily to costs associated with conducting two ongoing Phase 2 clinical trials in 2002 with combined enrollment of 45 patients compared to combined enrollment of 80 patients in 2003. As a result of increased patient enrollment, we increased personnel from 37 full-time equivalent employees to 60 full-time equivalent employees resulting in increased costs of $1.8 million. In addition, there was a $1.4 million increase in depreciation expense and facility-related costs as a result of the increase in expenditures for leasehold improvements and equipment for our manufacturing facility.

General and Administrative.    General and administrative expense increased from approximately $2.0 million in 2002 to approximately $2.4 million in 2003. The increase of $400,000, or 20%, was due primarily to a $90,000 increase in consulting services related to business development, a $60,000 increase in property and liability insurance and a $113,000 increase in the depreciation expense and facility related costs associated with our new manufacturing facility, which our administrative staff began occupying in May 2003.

Amortization of Stock-Based Compensation.    Deferred stock-based compensation for stock options has been determined as the difference between the exercise price and the estimated fair value of our common stock on the date of grant as determined by our board of directors. In connection with the grant of stock options to employees and non-employee directors, we recorded deferred stock-based compensation of $1.6 million for the year ended December 31, 2003. We recorded this amount as a component of stockholders' equity and are amortizing the amount, on a straight-line basis, as a non-cash charge to operations over the vesting period of the options. We recorded amortization of stock-based compensation of $155,000 for the year ended December 31, 2003.

Interest Income.    Interest income decreased from approximately $167,000 in 2002 to $108,000 in 2003. The decrease of $59,000, or 35%, was primarily attributable to lower average cash balances and lower interest rates.

Interest Expense.    Interest expense increased from approximately $88,000 in 2002 to $332,000 in 2003. The increase of $244,000, or 277%, was a result of interest expense related to draws in 2003 of approximately $5.4 million on a $7.0 million line of credit.

Comparison of Fiscal Years Ended December 31, 2001 to 2002

Research and Development.    Research and development costs increased from approximately $2.6 million in 2001 to $5.3 million in 2002. The increase of $2.7 million, or 104%, was due primarily to costs associated with one Phase 2 clinical trial in 2001 for which eight patients were enrolled, compared to two ongoing Phase 2 clinical trials in 2002 for which a combined total of 45 patients were enrolled. As a result of increased patient enrollment, we increased personnel from 23 full-time equivalent employees to 37 full-time equivalent employees resulting in increased costs of $1.2 million.

General and Administrative.    General and administrative costs increased from approximately $1.2 million in 2001 to $2.0 million in 2002. The increase of $827,000, or 69%, was due primarily to an increase of $200,000 associated with an increase in personnel from three full-time equivalent employees to five full-time equivalent employees; an increase of $242,000 in costs associated with market research, financial and strategic consulting services; and an increase of $208,000 in recruiting and relocation costs associated with the hiring of three executive officers.

Interest Income.    Interest income increased from approximately $134,000 in 2001 to $167,000 in 2002. The increase of $33,000, or 25%, was primarily attributable to higher average cash balances as a result of net proceeds of $16.1 million received from the sale of our Series B preferred stock in the second quarter of 2002.

Interest Expense.    Interest expense increased from $67,000 in 2001 to $88,000 in 2002. The increase of $21,000, or 31%, was a result of 12 months of interest expense in 2002 on our $1.0 million equipment line of credit, compared to nine months of interest expense in 2001.

Liquidity and Capital Resources

Sources of Liquidity

We have historically funded our operations primarily through the sale of our equity securities and equipment and leasehold debt financing. As of September 30, 2004, we had received proceeds from the sale of preferred stock of approximately $76.8 million, net of stock issuance costs of approximately $686,000. As of September 30, 2004, we had financed the purchase of equipment and leasehold improvements through loans totaling approximately $9.2 million, of which $6.3 million was outstanding at that date. The debt agreements subject us to certain financial and non-financial covenants. As of September 30, 2004, we were in compliance with the terms of the debt agreements.

These obligations are secured by certain purchased equipment and leasehold improvements and are due in monthly installments through February 2008. They bear interest at effective rates ranging from approximately 9.34% to 14.66% and include terminal payments at the end of the loans ranging from 5.75% to 12.75%.

Cash Flows

As of September 30, 2004, cash and cash equivalents totaled approximately $32.8 million as compared to $5.6 million at December 31, 2003, an increase of approximately $27.2 million. The increase resulted primarily from net proceeds of $43.6 million from the sale of 31.9 million shares of Series C preferred stock in March and April 2004. Net cash used in operating activities was approximately $14.7 million for the nine months ended September 30, 2004 reflecting the net loss occurring for this period of $18.4 million offset by non-cash charges for depreciation and amortization of $1.0 million, issuance of options and warrants related to consulting agreements of $169,000, stock-based compensation of $1.7 million and deferred rent of $448,000 and an increase in accounts payable and accrued liabilities of $546,000. Net cash used in investing activities totaled $3.4 million reflecting primarily the purchase of property and equipment. Net cash provided by financing activities totaled $45.3 million reflecting primarily the net proceeds of $43.6 million from the sale of Series C preferred stock and the net proceeds of $2.8 million from debt offset by $1.5 million in principal payments on the debt.

As of December 31, 2003, cash and cash equivalents totaled approximately $5.6 million compared to $10.0 million as of December 31, 2002, a decrease of approximately $4.4 million. The decrease resulted primarily from our operating loss of $13.3 million and principal payments of $1.0 million on loans, partially offset by net proceeds of $10.5 million from the sale of our Series B-2 preferred stock.

Net cash used in operating activities was approximately $3.7 million, $6.6 million and $12.1 million for the years ended December 31, 2001, 2002 and 2003, respectively. The increase in net cash used in operating activities during those years was primarily due to the increase in our clinical development activities for FavId, including enrollment and completion of two Phase 2 clinical trials and the associated costs of manufacturing product for those trials.

Net cash used in investing activities was approximately $817,000, $854,000 and $7.4 million for the years ended December 31, 2001, 2002 and 2003, respectively. For the years ended December 31, 2001 and 2002, the primary use of cash was related to the purchase of equipment used in our operations of approximately $735,000 and $853,000, respectively. The increase in cash used from investing activities between 2002 and 2003 is the result of construction of leasehold improvements for our new manufacturing facility and the related equipment purchases of approximately $5.6 million in 2003. In addition, in 2003 we purchased approximately $1.6 million in money market fund investments to collateralize a letter of credit related to the lease agreement for our new facility.

Net cash provided by financing activities was approximately $878,000, $16.5 million and $15.0 million for the years ended December 31, 2001, 2002 and 2003, respectively. These activities consisted primarily of proceeds from debt in 2001 of $1.0 million, which were partially offset by principal payments of $168,000. In 2002, these activities consisted primarily of net proceeds of $16.1 million from the sale of our Series B preferred stock and $650,000 in convertible bridge loans, which were converted into Series B preferred stock, partially offset by the principal payments on our debt of $296,000. In 2003, the financing activities consisted primarily of $5.4 million in proceeds from a line of credit for certain equipment and leasehold improvements and approximately $10.5 million in net proceeds from the sale of our Series B-2 preferred stock, partially offset by principal payments on our debt of $1.0 million.

Funding Requirements

Our future capital uses and requirements depend on numerous forward-looking factors. These factors include but are not limited to the following:

  •
  magnitude and cost of our product development efforts and other research and development activities;

  •
  rate of progress toward obtaining regulatory approval for our product candidates;

  •
  costs of filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;

  •
  our ability to establish and maintain collaborative, licensing or other arrangements for the development, sale, marketing or distribution of our product candidates and the terms of those arrangements;

  •
  effects of competing technological and market developments; and

  •
  the success of the commercialization of FavId.

We believe that the net proceeds from this offering, together with interest thereon and our existing cash and cash equivalents, will be sufficient to meet our projected operating requirements for at least the next 24 months.

Until we can generate significant cash from our operations, we expect to continue to fund our operations with existing cash resources that were primarily generated from the proceeds of offerings of our equity securities and from equipment and leasehold improvement debt financing. In addition, we may finance future cash needs through the sale of other equity securities, strategic collaboration agreements and debt financing. However, we may not be successful in obtaining collaboration agreements, or in receiving milestone or royalty payments under those agreements. In addition, we cannot be sure that our existing cash and cash equivalents will be adequate or that additional financing will be available when needed or that, if available, financing will be obtained on terms favorable to us or our stockholders. Having insufficient funds may require us to delay, scale back or eliminate some or all of our research or development programs or to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose. Failure to obtain adequate financing may also adversely affect our ability to operate as a going concern. If we raise additional funds by issuing equity securities, substantial dilution to existing stockholders would likely result. If we raise additional funds by incurring debt financing, the terms of the debt may involve significant cash payment obligations as well as covenants and specific financial ratios that may restrict our ability to operate our business.

As of September 30, 2003 and 2004, and December 31, 2001, 2002 and 2003, we do not believe that we have invested in any variable interest entities. We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships. We do not have relationships or transactions with persons or entities that derive benefits from their non-independent relationship with us or our related parties other than what is disclosed in Note 8 of Notes to Financial Statements included elsewhere in this prospectus.

Contractual Obligations

The following summarizes our long-term contractual obligations as of December 31, 2003:

		Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
	(in thousands)
Long-term debt obligations(1)	$6,172	$2,148	$3,579	$445	$—
Capital lease obligations(2)	36	15	21	—	—
Operating lease obligations	31,714	1,659	3,320	3,741	22,994
License obligations(3)	40	10	30	—	—
Consulting obligations	26	26	—	—	—

Total	$37,988	$3,858	$6,950	$4,186	$22,994

(1)
Includes monthly principal and interest payments, as well as terminal payments on the loans. The effective annual rates of interest on the loans range from 9.84% to 14.66%. In January and February 2004, we borrowed the remaining principal of $1.6 million available under our $7.0 million loan and security agreement.

(2)
Includes monthly principal and interest payments on the capital lease. The effective annual rate of interest on the capital lease is 6.57%.

(3)
Includes an annual fee of $10,000 through our period of clinical development. Additional amounts due under the agreement beyond the clinical development period are based upon certain events occurring. As the timing of those events is unknown they have been excluded from the table.

We also enter into agreements with clinical sites that conduct our clinical trials. We make payments to sites based upon the number of patients enrolled. For the years ended December 31, 2002 and 2003, we had made aggregate payments of $457,000 and $738,000, respectively, to clinical sites in connection with our Phase 2 clinical trials. At this time, due to the variability associated with these agreements, we are unable to estimate with certainty the future patient enrollment costs we will incur and therefore have excluded these costs from the above table.

As of December 31, 2004, we had $1.6 million in restricted cash associated with our facility lease.

In July 2004, we entered into a loan and security agreement under which the lender agreed to extend us a line of credit equal to $2.5 million. As of December 31, 2004, we had borrowings under the loan and security agreement totaling $1.9 million. Borrowings under the line of credit bear interest at 9.34% per annum and are collateralized by certain of the financed equipment. Principal and interest, related to each draw, are payable monthly over 36 months or 42 months.

In November 2004, we entered into an eight-year supply and license agreement with one of our vendors in which we made a $50,000 payment and we committed to purchase $30,000 of raw material in December 2004 and an additional $205,000 of raw material in January and May 2005. An additional aggregate of up to $300,000 will be due upon the achievement of certain milestones, the timing of which are not known at this time.

Quantitative and Qualitative Disclosures about Market Risk

The primary objective of our cash management activities is to preserve our capital for the purpose of funding operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. As of September 30, 2004, we had cash equivalents consisting primarily of money market investments. Due to the liquidity of our money market investments, a 1%

movement in market interest rates would not have a significant impact on the total value of our cash equivalents. We do not have any holdings of derivative financial or commodity instruments, or any foreign currency denominated transactions.

Related Party Transactions

For a description of our related party transactions, see "Certain Transactions."

Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board, or FASB, issued Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, in November 2002. FIN 45 requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirements of FIN 45 is effective for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002, and are applicable to certain guarantees issued before December 31, 2002. We adopted FIN 45 disclosure requirements as of December 31, 2002. The adoption of the provisions for recognition and initial measurement did not have a material impact on our financial position or results of operations.

The FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, in January 2003 and amended the Interpretation in December 2003. FIN 46 requires an investor with a majority of the variable interests (primary beneficiary) in a variable interest entity (VIE) to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the voting equity investors do not have a controlling financial interest or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties. Development stage entities that have sufficient equity invested to finance the activities they are currently engaged in and entities that are businesses, as defined in the Interpretation, are not considered VIEs. The provisions of FIN 46 were effective immediately for all arrangements entered into with new VIEs created after January 31, 2003. The adoption of FIN 46 did not have a material effect on our financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity, including redeemable convertible preferred stock. This statement is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the interim period commencing July 1, 2003, except for mandatory redeemable financial instruments of nonpublic companies. As of and for the year ended December 31, 2003, the adoption of SFAS No. 150 did not have a material effect on our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and is effective for public companies for interim or annual periods beginning after June 15, 2005. We will be analyzing our options for the adoption of SFAS No. 123(R), which would be effective as of July 1, 2005 assuming the completion of this offering.

BUSINESS

Overview

We are a biopharmaceutical company focused on the research, development and commercialization of targeted immunotherapies for the treatment of cancer and diseases of the immune system. We have developed a proprietary technology that enables us to manufacture active immunotherapy products that are designed to stimulate a patient's immune system to mount a specific and sustained response to disease. Our lead product candidate, FavId, is an active immunotherapy for the treatment of indolent B-cell non-Hodgkin's lymphoma, or NHL. FavId entered a pivotal Phase 3 clinical trial in July 2004.

The American Cancer Society estimates that 54,370 people will be diagnosed with NHL in the United States in 2004, and the National Cancer Institute, or NCI, has most recently estimated that approximately 332,000 patients suffer from this disease. Approximately 85% of NHL patients have B-cell NHL. We believe that approximately half of these patients have the slow-growing, or indolent, form of the disease. The majority of the remaining patients have a faster growing form of the disease, commonly referred to as aggressive NHL. A number of therapies are used to treat indolent B-cell NHL, including Rituxan, which had sales in the United States of over $1.3 billion in 2003 for indolent B-cell NHL and other indications. Despite the benefits of current therapies, patients with indolent B-cell NHL still relapse following treatment, and the disease is considered to be incurable.

Our lead product candidate, FavId, is being developed to be used following treatment with existing standards of care to induce more durable remissions in patients with indolent B-cell NHL. Our Phase 3 clinical trial is designed to evaluate FavId's ability to extend the time to disease progression, or TTP, in patients following treatment with Rituxan. We believe this regimen will provide patients with indolent B-cell NHL the option of an all-biologic therapy that avoids many of the side effects associated with chemotherapy. To date, FavId has been evaluated in two multi-center, open-label Phase 2 clinical trials involving over 120 patients. Preliminary results from these trials suggest that FavId can induce remissions when used alone and may increase TTP following treatment with Rituxan.

Researchers have been conducting clinical trials of active immunotherapies in patients with B-cell NHL for more than a decade. The results of clinical trials at the Stanford University Medical Center and the NCI suggest that active immunotherapies similar to FavId, when used following chemotherapy, may induce long-term remission and improve survival time among indolent B-cell NHL patients. Despite the promising results of these trials, we believe manufacturing limitations have hindered commercialization of these immunotherapies. We believe that our proprietary technology will enable us to manufacture FavId in a timely and cost-effective manner and will therefore allow us to offer a treatment option not currently available to physicians and patients.

We believe FavId may be effective in treating other types of B-cell NHL. Six additional Phase 2 clinical trials of FavId are either ongoing or expected to begin during 2005. Two of these clinical trials will be conducted under separate physician-sponsored INDs in the United States. One of these will be conducted as a physician-sponsored clinical trial in Switzerland. Moreover, we believe our active immunotherapy expertise and proprietary manufacturing technology will enable us to develop additional product candidates for other oncology indications, such as T-cell lymphoma, and for autoimmune diseases, with an initial focus on multiple sclerosis. We are currently developing a second product candidate, FAV-201, for the treatment of T-cell lymphoma and intend to initiate a Phase 1/2 clinical trial evaluating the safety and preliminary efficacy of FAV-201 in the second half of 2005. We have retained exclusive worldwide commercialization rights to all of our product candidates.

The Immune System

The immune system is the body's major defense against foreign pathogens, such as viruses and bacteria. The principal cells that make up the immune system are termed white blood cells. A subset of white blood cells known as lymphocytes is essential in generating an effective immune response to disease-causing agents. Lymphocytes consist primarily of B-cells and T-cells, which normally recognize and respond to antigens found within proteins derived from foreign pathogens. The B-cell receptor that recognizes an antigen is called an antibody. Once B-cells recognize antigens, they initiate a sequence of events that results in the immune system's production of large amounts of antibodies specific to that antigen. These antibodies then circulate throughout the body and bind to their target antigen, thereby flagging pathogens for destruction. This type of immune response is known as the antibody-based, or humoral, immune response.

T-cells are responsible for carrying out what is known as the cell-mediated immune response. T-cell receptors recognize antigens presented on the surface of other cells. When a T-cell recognizes its target, it responds in one of two ways. Either it destroys the target directly, or it produces a variety of proteins that cause the growth and activation of itself and other T-cells and B-cells, which can then destroy the target.

Although any one B-cell or T-cell can recognize and respond to only a single antigen, the human immune system has evolved such that the collective B-cell and T-cell populations can respond to virtually every possible foreign pathogen that a person may encounter in his or her lifetime. Furthermore, the humoral and cell-mediated immune responses have an additional feature of "memory," which enables B-cells and T-cells to recall an interaction with a foreign antigen and to respond to this antigen in a more rapid and aggressive fashion in the future.

The immune system is generally very effective in destroying pathogens that it recognizes as foreign. For this reason, a properly functioning immune system is highly regulated to ensure that its destructive power is not directed against normal tissue. If this regulation breaks down, an immune response may be generated against normal tissue, which can lead to autoimmune diseases, such as multiple sclerosis, rheumatoid arthritis and lupus. In the case of cancer, this strict regulation of the immune system may prevent an effective immune response from being mounted because of the body's inability to distinguish the cancer as foreign. Researchers believe that teaching the immune system to recognize the proteins associated with cancer cells as foreign will enable the immune system to identify and eliminate cancers, such as lymphoma.

Immunotherapy

Immunotherapy is designed to use a person's immune system to fight diseases, including cancer. Immunotherapy enables the immune system to target and destroy diseased cells and has far fewer side effects than other therapies, such as surgery, chemotherapy and radiation therapy. There are two types of immunotherapy used to treat cancer: passive immunotherapy and active immunotherapy.

Passive immunotherapy utilizes large doses of infused antibodies that bind to antigens primarily expressed by a tumor cell and by few or no normal cells. These antibodies circulate throughout the bloodstream, binding to antigens on their targeted cell, thereby flagging it for destruction. One of the most widely used passive immunotherapies for the treatment of B-cell NHL is Rituxan. Rituxan has demonstrated the ability to induce a clinical response—at least a 50% reduction in tumor burden—in approximately 50% of patients with indolent B-cell NHL with few side effects. In patients who respond to Rituxan, this response lasts on average approximately 12 months. Despite their widespread use in fighting cancer, passive immunotherapies such as Rituxan suffer from significant limitations, including a limited duration of efficacy and the development of resistance. Additional passive immunotherapies have attempted to overcome the shortcomings of Rituxan by linking antibodies to radioactive molecules that can directly destroy the cell to which the antibody is bound. However, improvements in time to disease progression, if any, have been modest.

Active immunotherapy teaches the patient's own immune system to recognize and fight the growing cancer. Active immunotherapy is designed to program the immune system to generate a sustained and robust humoral and cell-mediated immune response. Idiotype immunotherapy, including our product candidate, FavId, for the treatment of indolent B-cell NHL, is an example of active immunotherapy. In the case of B-cell NHL, the antibody protein made by a person's B-cell NHL is used as a target for immune attack. The unique antigens in this antibody protein are referred to as the idiotype. The immune system can differentiate between lymphoma cells and normal B-cells based on their idiotype. As a result, following successful idiotype immunotherapy, a patient's immune response is specific to their B-cell lymphoma.

Development of Active Idiotype Immunotherapy

Active idiotype immunotherapy has been studied in patients with B-cell NHL since the late 1980's and has shown substantial promise in clinical trials. Trials conducted at the Stanford University Medical Center and the NCI evaluated the use of active idiotype immunotherapy in treating indolent B-cell NHL patients. The results suggest that active idiotype immunotherapy significantly increases the duration of response in patients previously placed into remission with chemotherapy. Remission is defined as at least a 50% reduction in tumor burden. The immunotherapy administered in both the Stanford and NCI trials was similar to FavId in that it involved the combination of an idiotype protein derived from a patient's tumor with a foreign protein, keyhole limpet hemocyanin, or KLH. KLH is a protein derived from shellfish that elicits a strong immune response.

In the Stanford trial, 21 of 41 patients treated with idiotype immunotherapy mounted an immune response to their idiotype protein. The median TTP in these patients was calculated to be 7.9 years, compared to a median TTP of 1.3 years for the patients who failed to mount an immune response. For purposes of this trial, TTP was defined as the interval between the date of last dose of chemotherapy and the recurrence of disease. The median TTP for the responding patients was calculated based on available data using a statistical method known as Kaplan-Meier analysis, which allows for the estimation of a median time when not all of the patients have reached the event being measured at the time of analysis. The results from this trial were published in the medical journal Blood in May 1997.

In an attempt to increase the idiotype-specific immune response, the NCI trial supplemented the idiotype immunotherapy with GM-CSF, a white blood cell growth factor designed to enhance the immune response. Lymphoma-specific immune responses were reported for 19 of the 20 patients in the trial, and the most recent update from this trial in August 2003 indicates that with a median follow-up time of 7.2 years, 50% of patients remain in continuous complete remission with an overall survival rate of 90%. The trial also showed that the immunotherapy converted eight of 11 patients tested to a molecular remission, which means no evidence of tumor could be seen even at a more fundamental and precise DNA level. The preliminary results from the NCI trial were published in the medical journal Nature Medicine in October 1999, and the most recent update from this trial was published in the medical journal Blood in November 2003.

Barriers to Commercialization

Although the Stanford and NCI clinical trials demonstrated favorable results, substantial manufacturing difficulties have limited further development of an active idiotype immunotherapeutic approach to the treatment of B-cell NHL. The manufacturing process used to produce the idiotype immunotherapies studied at Stanford and the NCI has lengthy and inconsistent production timelines and is labor-intensive, with a reported manufacturing failure rate as high as 15%. As a result, we believe this process would be difficult to commercialize.

Our Solution for the Commercial Production of Active Idiotype Immunotherapy

We have developed a proprietary technology that we believe enables us to overcome historical limitations to the manufacturing and commercialization of active idiotype immunotherapies. Our technology utilizes an insect-cell virus that carries genetic information we identify as unique to a patient's lymphoma. By introducing this virus into an insect cell line, we can produce sufficient quantities of idiotype protein for our immunotherapy. We believe our manufacturing process will have the following benefits:

  •
  Rapid Production Cycle. We believe our production cycle time is a number of months shorter than previously reported cycle times for manufacturing idiotype immunotherapies for B-cell NHL. Our production timeline allows us to administer FavId at what we believe is the optimal time following treatment with Rituxan.

  •
  Reliable Manufacturing. To date, our production process for FavId used in our clinical trials has been reliable, with a manufacturing failure rate of less than 5%. Our underlying production method for each patient will not change regardless of the number of units of FavId produced. This small-scale unit operation is easily replicated to produce multiple patient therapies simultaneously without the risks associated with traditional scale-up for commercial production.

  •
  Automation. This small-scale unit operation is amenable to automation. The time required to identify the genetic information used to construct the insect-cell expression vector has been reduced by technological advances, including automation, some of which are the result of the human genome project. We believe that many other steps in the production of FavId can be automated.

Our production process requires only standardized small volumes, is readily reproducible, and requires limited production time. As a result, we believe our cost of production can allow for a commercially viable product with gross margins similar to those seen for other biopharmaceuticals and enable physicians to use FavId in concert with all existing standards of care for indolent B-cell NHL, including Rituxan.

Our Development Programs

The chart below summarizes the status of ongoing, recently completed and currently planned clinical and preclinical development programs. We have retained exclusive worldwide commercialization rights to all of our product candidates.

Product	Indication	Patient Population	Status
FavId
Following Rituxan	Follicular B-cell NHL	Treatment-naïve or relapsed/refractory patients(1)	Phase 3 trial enrolling patients
Following Rituxan	Follicular B-cell NHL	Treatment-naïve or relapsed/refractory patients	Phase 2 trial enrollment complete: patients in long-term follow-up
Single agent	Indolent B-cell NHL	Relapsed/refractory patients	Phase 2 trial enrollment complete: patients in long-term follow-up
Following autologous stem cell transplant	Indolent B-cell NHL	Patients eligible for autologous stem cell transplant	Phase 2 trial enrollment complete(2)
With maintenance Rituxan	Indolent B-cell NHL	Treatment-naïve patients	Phase 2 trial enrolling patients
Single agent	Non-follicular NHL	Treatment-naïve or relapsed/refractory patients	Phase 2 trial expected start: first quarter 2005(2)
In dendritic cells	Follicular B-cell NHL	Relapsed/refractory patients	Phase 1/2 trial expected start: first half 2005(2)
Following prior therapy	Follicular B-cell NHL	Patients who progressed in our Phase 3 trial without receiving FavId	Phase 2 trial open to patient enrollment
Following chemotherapy/Rituxan in patients with aggressive NHL	Aggressive NHL	Treatment-naïve patients	Phase 2 trial expected start: second half 2005
FAV-201	T-cell lymphoma	Previously treated patients	Phase 1/2 trial expected start: second half 2005
Autoimmune Disease Candidate	Multiple sclerosis	Not applicable	Preclinical development expected start: first half 2005

(1)
Patients are considered relapsed if their lymphoma has returned after a response to prior therapy. Patients are considered refractory if they have not responded to prior treatments.

(2)
This trial is physician-sponsored, which means that a physician, rather than Favrille, will be responsible for managing the conduct of the trial and the resulting data. The responsible physician has filed or is expected to file an Investigational New Drug application, or IND, with the FDA for the study and is or will be the owner of that IND. We will provide FavId at our own expense for use in physician-sponsored trials and, in some cases, funding.

FavId for Indolent B-Cell NHL

Overview

Our lead product candidate, FavId, is an active immunotherapy that is based upon unique genetic information extracted from a patient's tumor. We initiated a pivotal Phase 3 clinical trial evaluating FavId in treatment-naïve or relapsed or refractory follicular B-cell NHL patients following treatment with Rituxan in July 2004. Follicular lymphoma accounts for the majority of all indolent B-cell NHL cases. To date, we have conducted two multi-center, open-label Phase 2 clinical trials of FavId involving over 120 indolent B-cell NHL patients. Six additional Phase 2 clinical trials of FavId are either ongoing or expected to begin during 2005. Two of these clinical trials will be conducted under separate physician-sponsored INDs in the United States. One of these will be conducted as a physician-sponsored clinical trial in Switzerland. We currently retain exclusive worldwide commercialization rights to FavId.

Market Opportunity

The American Cancer Society cites NHL as the sixth most common form of cancer and the sixth leading cause of death among cancers in the United States. The American Cancer Society estimated that 54,370 people will be diagnosed with NHL in the United States in 2004, and the NCI has most recently estimated that approximately 332,000 patients suffer from this disease. B-cell NHL is a cancer of B-cell lymphocytes, the body's white blood cells principally responsible for fighting disease. Approximately 85% of NHL patients in the United States have B-cell NHL. We believe that approximately half of these patients have the indolent form of the disease. Although indolent B-cell NHL is slow-growing, it is incurable with existing therapies and inevitably fatal. The median survival time for patients diagnosed with advanced stages of indolent B-cell NHL is estimated to be between seven and ten years.

Current Treatments

Chemotherapy has traditionally been used as the primary therapy for treating patients with indolent B-cell NHL. Chemotherapy is typically administered in repeated cycles for three to eight months and can substantially reduce the tumor mass and achieve remission. These remissions are generally temporary, however, and patients with indolent B-cell NHL typically relapse within one and one-half to three years of initial chemotherapy treatment. Furthermore, as the cancer becomes increasingly resistant to chemotherapy, patients may eventually become refractory. Patients undergoing chemotherapy treatments generally suffer from a number of side effects, including fatigue, nausea, hair loss and increased risk of serious infection. These side effects may result in the need for supportive care, including additional therapies and hospitalization. The toxicity and inconvenience of these chemotherapy treatments can impose a heavy strain on a patient's overall quality of life.

Several passive immunotherapy products have recently been approved for the treatment of NHL, including Rituxan, Zevalin and Bexxar. Rituxan is currently the leading passive immunotherapy approved for the treatment of indolent B-cell NHL. Rituxan is a monoclonal antibody that has demonstrated the ability to induce a remission in approximately 50% of patients with indolent B-cell NHL with few side effects. In the 50% of patients who respond to Rituxan, the remission generally lasts approximately 12 months. Standard treatment with Rituxan typically involves four weekly intravenous infusions over a 22-day period. Rituxan is considered to be significantly less toxic to the bone marrow than chemotherapy. As a result, patients treated with Rituxan enjoy a much improved quality of life versus those undergoing chemotherapy. Unfortunately, like patients who undergo chemotherapy, patients treated with Rituxan eventually relapse. Several clinical trials have suggested that additional doses of Rituxan as a maintenance therapy can improve the TTP in patients with follicular NHL. In addition, combinations of Rituxan and chemotherapeutic or immunostimulatory drugs at various doses and schedules may provide patients with an increase in TTP over that expected with Rituxan alone.

We believe that the standard of care for the treatment of B-cell NHL patients increasingly involves the use of Rituxan. Sales of Rituxan in the United States have grown from $162 million in 1998 to over $1.3 billion in 2003. Our clinical registration strategy involves the administration of FavId in the group of patients who would otherwise receive Rituxan. We believe this approach will provide patients with indolent B-cell NHL the option of an all-biologic therapy that avoids many of the side effects associated with chemotherapy.

Clinical Development

Pivotal Phase 3 Clinical Trial—FavId Following Rituxan.    We initiated a randomized, double-blind, placebo-controlled Phase 3 clinical trial of FavId in patients with follicular B-cell NHL in July 2004. The trial is open to patients who are treatment-naive and to patients who have relapsed from, or are refractory to, prior therapies. We anticipate that this trial will be conducted at 65 or more sites and require at least 342 evaluable patients. The chart below summarizes the treatment schedule of patients in this trial:

We obtain tumor cells via biopsy from each patient to establish the genetic profile of the tumor for our use in manufacturing the patient's FavId. In addition, a CT scan is conducted in order to measure tumor burden before Rituxan treatment. Each patient then receives four doses of Rituxan alone at one-week intervals while the patient's FavId is being manufactured. Five weeks after the last dose of Rituxan is administered, the patient is re-evaluated and a CT scan is conducted to assess the patient's response to Rituxan. A patient whose disease remains stable or improves following treatment with Rituxan is randomized to receive either FavId with GM-CSF or placebo with GM-CSF. During the induction phase, randomized patients receive monthly injections of FavId or placebo for six months. If a patient's lymphoma remains under control after the induction phase, the patient receives maintenance injections of FavId or placebo given every other month for a year and then every third month until the time of disease progression. Throughout the trial, patients receive CT scans every three months to determine whether their lymphoma is under control. During the trial, patients do not receive any cancer therapy other than that administered in the trial. However, once a patient's disease progresses, the patient's participation in the trial terminates.

The primary endpoint of the trial is TTP, which in this protocol is the time that elapses between randomization and disease progression. The trial is designed to demonstrate a statistically significant improvement in median TTP in those patients treated with FavId compared to those patients treated with placebo. We estimate an 18-month patient enrollment period and an additional 18-month evaluation period for our pivotal Phase 3 clinical trial for FavId. The trial will include an interim analysis based on a secondary endpoint, which we expect will occur approximately nine months into the follow-up period.

In May 2004, we received a Special Protocol Assessment, or SPA, from the FDA for our Phase 3 clinical trial. In the SPA process, the FDA reviewed the design, size and planned analysis of our Phase 3 clinical trial and provided comments regarding the trial's adequacy to form a basis for approval of a Biologics Licensing Application, or BLA, if the trial is successful in meeting its predetermined objectives. The FDA's comments are binding on its review decision, except in limited circumstances, such as when a substantial scientific issue essential to determining the safety or effectiveness of a product candidate is identified after the Phase 3 clinical trial is commenced. We also intend to apply for fast track designation from the FDA for FavId during the first half of 2005, which, if obtained, may result in an expedited review of our BLA.

Phase 2 Clinical Trial—FavId Following Rituxan.    We initiated a Phase 2 clinical trial of FavId in patients with follicular B-cell NHL who were candidates for Rituxan therapy in June 2002. Initially, this trial was limited to relapsed or refractory patients who had previously undergone treatment with Rituxan, chemotherapy or both. In April 2003, we expanded the entry criteria for this trial to include patients with no prior treatment for their lymphoma. The trial was conducted at 20 sites. Enrollment in this trial was completed in December 2003.

We obtained tumor cells via biopsy from each patient to establish the genetic profile of the tumor for our use in manufacturing the patient's FavId. In addition, a CT scan was conducted in order to measure tumor burden before Rituxan treatment. Each patient then received four doses of Rituxan alone at one-week intervals while the patient's FavId was being manufactured. Approximately eight weeks after the last dose of Rituxan, the patient was re-evaluated and a CT scan was conducted to assess the patient's response to Rituxan. Patients whose disease remained stable or improved following Rituxan treatment received monthly injections of FavId and GM-CSF for six months. If a patient remains progression free after this induction period, the patient continues to receive maintenance injections of FavId given every other month for a year and then every third month until the time of disease progression. Throughout the trial, patients receive CT scans every three months to determine whether their lymphoma is under control. During the trial, patients do not receive any cancer therapy other than that administered in the trial. However, once a patient's disease progresses, the patient's participation in the trial terminates.

Out of a total of 103 patients who received Rituxan in this trial, sufficient quantities of FavId were available for 99 patients which comprised the intent to treat, or ITT, population. Eleven of these patients had disease progression following their Rituxan treatment resulting in an evaluable population of 88 patients. At a median observation time of approximately one year for ITT population, approximately 70% were progression free.

As this Phase 2 clinical trial enrolled both patients that were relapsed or refractory from prior treatment and patients who had received no prior treatment for their lymphoma, we can only compare our preliminary results for subsets of our patient population with available published data. One study published by Dr. Thomas E. Witzig in the Journal of Clinical Oncology in May 2002 reported results for 58 follicular B-cell NHL patients relapsed from or refractory to chemotherapy who were subsequently treated with Rituxan alone. In our Phase 2 clinical trial we treated 26 follicular B-cell NHL patients relapsed from or refractory to chemotherapy whom we believe to be comparable with respect to the patient characteristics in the Witzig study. A comparison of the results published by Witzig with our preliminary results is illustrated in the Kaplan-Meier analysis below.

TTP in Patients Relapsed or Refractory from Prior Chemotherapy

Rituxan followed by FavId (N=26)
Rituxan (Witzig; N=58)
Median TTP = 10.2 months
Progression Free (%)
100
75
50
25
0
0
3
6
9
12
15
18
21
24
27
Time (months)
Rituxan
FavId

The median TTP for the subset of follicular patients in the Witzig trial was 10.2 months. At a median observation period of 11 months, approximately 70% of the 26 patients relapsed or refractory from chemotherapy in our Phase 2 clinical trial shown in the figure above were free from disease progression. Though it is not yet possible to estimate a median TTP for this population, we believe these data show a positive trend to a longer TTP in patients treated with Rituxan followed by FavId compared to patients treated with Rituxan alone.

We have also compared our 39 treatment-naïve patients with the results of a study published by Dr. John D. Hainsworth in the Journal of Clinical Oncology in October 2002. In this publication,

Hainsworth reported results for treatment-naïve patients who received Rituxan every six months for two years or until their disease progressed.

TTP in Treatment Naïve Patients

Rituxan followed by FavId (N=39)
Rituxan every 6 months x 4
(Hainsworth, N=62)
Progression Free (%)
100
75
50
25
0
0
3
6
9
12
15
18
21
Time (months)
Rituxan
FavId
Rituxan*
Rituxan*
Rituxan*

              *Administered in Hainsworth trial only

The median observation period for the treatment-naïve patients in our Phase 2 clinical trial was 12 months and at this time approximately 80% of these patients are free from disease progression. We believe these data show a trend towards an equivalent TTP in patients treated with one course of Rituxan followed by FavId compared to patients treated with a course of Rituxan alone every 6 months for 2 years.

The positive interim results found in this Phase 2 clinical trial do not guarantee final results, and our positive initial assessment of FavId in this clinical trial could differ from our assessment of FavId following completion of the clinical trial. An analysis of the characteristics of those patients in our trial whose disease relapsed, compared to those whose disease had not, has allowed us to refine the design of our planned Phase 3 clinical trial. FavId was generally well tolerated, with injection site reactions as the most frequent side effect. Other side effects, when they did occur, were generally of mild or moderate severity and resolved within a week.

Phase 2 Clinical Trial—FavId as a Single Therapeutic Agent in Relapsed or Refractory NHL Patients.    In September 2002, we completed enrollment of a Phase 2 clinical trial evaluating FavId as a single therapeutic agent in indolent B-cell NHL patients who were either relapsed from, or refractory to, prior treatments. The trial was conducted at multiple sites and was designed to determine whether use of FavId alone could stimulate an immune response and whether this response would result in a clinical benefit.

We obtained tumor cells via biopsy from each patient to establish the genetic profile of the tumor for our use in manufacturing the patient's FavId. In addition, a CT scan was conducted in order to measure tumor burden before FavId treatment. Each patient received monthly injections of FavId and GM-CSF for six months. If a patient's lymphoma remains under control after the induction period, the patient receives maintenance injections of FavId given every other month for a year and then every third month until TTP. Throughout the trial, patients receive CT scans every three months to determine whether their lymphoma is under control. During the trial, patients do not receive any cancer therapy other than that administered in the trial. However, once a patient's disease progresses, the patient's participation in the trial terminates.

Results from the 27 evaluable patients in the trial showed one patient with a complete response and three patients with partial responses, meaning at least a 50% reduction in tumor size, for an overall response rate of 15%. In addition, four patients demonstrated a 25% to 50% reduction in their total lymphoma burden, a minor response, and 15 patients demonstrated stable disease. The other four patients demonstrated disease progression. The median TTP for the 27 patients was 12.3 months using a Kaplan-Meier analysis. As of December 6, 2004, six patients remain progression free and are continuing with FavId injections. The progression free status of these patients ranges from 23 to 38 months as of December 6, 2004. Among the four patients who demonstrated a complete or partial response, the current median TTP, defined as the time from the start of FavId until the time that the patient has progressive disease, was estimated to be at least 29 months. Only one of these four patients' disease had progressed as of such date, at 26 months. The other three responding patients remained in remission from 28 to 33 months from the start of treatment with FavId through December 6, 2004. At 28 months from the start of FavId, one of the three responding patients, while in remission, died from a non- lymphoma-related cause.

These results are encouraging compared to results from similar patients treated with other lymphoma biologic therapies. In a clinical trial conducted by Witzig and reported in the May 2002 issue of the Journal of Clinical Oncology, patients with follicular NHL treated with Rituxan alone had a median TTP of 10.2 months and a median duration of response of 12.1 months. In addition, patients with follicular NHL treated with Zevalin had a median TTP of 12.6 months with a median duration of response of 18.5 months. Similarly, in a trial conducted by McLaughlin and reported in the August 1998 issue of the Journal of Clinical Oncology, patients treated with Rituxan alone had a TTP of 9.0 months. Median duration of response in that trial was 11.2 months.

	Single Agent FavId	Witzig Rituxan	McLaughlin Rituxan	Witzig Zevalin
Patients	27	58	166	58
TTP (months)	12.3	10.2	9.0	12.6

This clinical trial demonstrated that FavId as a single agent is well tolerated and has activity in pretreated patients with relapsed indolent B-cell NHL. Patients with two or fewer prior therapies and with tumor burdens of less than 50 square centimeters at initiation of the trial appeared more likely to respond to administration of FavId than more heavily pretreated patients or patients with larger tumors.

FavId was generally safe and well-tolerated. Adverse events were infrequent, with injection site reactions being the most common. Seven serious adverse events were reported, one of which—transformation—was reported by the patient's physician as possibly related to FavId. Transformation is an evolution of an indolent lymphoma to an aggressive lymphoma that is known to occur spontaneously in patients with low-grade lymphomas. In response to this serious adverse event, we reviewed the rate of transformation across all trials using FavId and found no evidence that transformation is more frequent in patients receiving FavId.

Phase 2 Clinical Trial—FavId Following Autologous Stem Cell Transplantation.    Patient enrollment for a physician-sponsored Phase 2 clinical trial evaluating FavId in patients with indolent B-cell NHL following autologous stem cell transplantation, began in November 2000. Autologous stem cell transplantation involves the removal of important blood cells from a patient before the patient receives large doses of chemotherapy. After chemotherapy, the blood cells are returned to the patient to speed recovery from the chemotherapy treatment. This trial is currently being conducted at two sites. The trial is closed to patient enrollment with several patients remaining in the study.

This trial is designed to evaluate the ability of FavId to induce humoral and cell-mediated immune responses, and to induce or maintain complete clinical or molecular remission, following autologous stem cell transplantation. In addition, the trial will evaluate the correlation of specific T-cell populations with immune responsiveness to FavId, as well as the safety of FavId following autologous stem cell transplantation. After we obtain tumor cells via biopsy from each patient to establish the genetic profile of the tumor for our use in manufacturing the patient's FavId, patients undergo autologous stem cell transplantation using standard regimens. At three months following transplantation, patients receive the first of five monthly injections of FavId. Patients are assessed at fixed intervals for safety, development of immune responses to their tumor idiotype, and for evidence of molecular remissions.

Interim data on the first six patients entered in this trial were presented at the ASH meetings in December 2003. Interim data demonstrated that patients developed a rapid immune response to both KLH and their idiotype. As of December 10, 2004, 13 patients in this trial have been treated with FavId. T-cell responses to both KLH and idiotype have developed rapidly in these patients, often following a single FavId injection.

Phase 2 Clinical Trial—FavId Combined with a Maintenance Rituxan Schedule.    Patient enrollment for a multi-center, physician-sponsored Phase 2 clinical trial evaluating FavId in combination with maintenance Rituxan for the treatment of indolent B-cell NHL began in May 2004. We assumed sponsorship of the IND in August 2004. The trial is open to treatment-naïve patients with indolent B-cell NHL and is designed to enroll a total of 56 patients over a two-year period.

This trial is intended to demonstrate an improvement over the results of prior trials using maintenance Rituxan for the treatment of indolent B-cell NHL. These prior trials demonstrated a median TTP of 34 months for patients with indolent B-cell NHL treated with maintenance Rituxan. Despite this long TTP, patients still experienced a high relapse rate and do not appear to be cured of their disease. We believe that by incorporating FavId into a schedule of maintenance Rituxan, patients may experience an increased TTP beyond what would be expected from maintenance Rituxan alone.

This trial is designed to evaluate the safety of this regimen, and to assess its efficacy, based on the endpoints of response rate and event-free survival. Event-free survival is defined as the time period from the start of Rituxan to the time of disease progression or death. We obtain tumor cells via biopsy from each patient to establish the genetic profile of the tumor for our use in manufacturing the patient's FavId. In addition, a CT scan is conducted in order to measure tumor burden before the start of Rituxan treatment. Patients receive the same dose and schedule of maintenance Rituxan as was administered in the prior trials of maintenance Rituxan. FavId is incorporated into this treatment regimen starting on the third month and is administered monthly for the first 12 months, every other month for the second 12 months, and every three months thereafter. FavId is not administered during those months when patients receive Rituxan. With each FavId administration, GM-CSF is administered on four consecutive days beginning on the day of such FavId administration. Throughout the trial, patients receive CT scans every three months to determine whether their lymphoma is under control. During the trial, patients do not receive any cancer therapy other than that administered in the trial. However, once a patient's disease progresses, the patient's participation in the trial terminates.

Phase 2 Clinical Trial—FavId in Indolent Non-follicular NHL.    Patient enrollment for a physician-sponsored Phase 2 clinical trial evaluating FavId in patients with non-follicular indolent NHL is expected to begin in the first quarter of 2005. This trial is expected to be conducted at two sites. The trial is open to patients with various non-follicular indolent lymphomas who are either treatment-naïve for their lymphoma, relapsed or refractory following prior chemotherapy for their lymphoma, or relapsed following a prior response to Rituxan. The trial is expected to enroll 15 patients, but enrollment may be expanded if activity is seen in any specific patient subset.

This trial is designed to evaluate the efficacy of FavId in patients with non-follicular indolent NHL, based on overall response rate, duration of response, time to progression and event-free survival. We will obtain tumor cells via biopsy from each patient to establish the genetic profile of the tumor for our use in manufacturing the patient's FavId. In addition, a CT scan will be conducted in order to measure tumor burden before FavId treatment. FavId will be administered monthly for the first six months, every other month for the next 12 months, and every three months thereafter until disease progression. With each FavId administration, GM-CSF will be administered on four consecutive days beginning on the day of such FavId administration. Patients in the trial who need immediate therapy may receive Rituxan prior to administration of FavId and GM-CSF, while patients with more indolent disease that is not in need of immediate treatment may receive FavId and GM-CSF administered as a single agent. Throughout the trial, patients will receive CT scans every three months to determine whether their lymphoma is under control. During the trial, patients will not receive any cancer therapy other than that administered in the trial. However, once a patient's disease progresses, the patient's participation in the trial will terminate.

Phase 2 Clinical Trial—FavId in Dendritic Cells.    Patient enrollment for a physician-sponsored Phase 1/2 clinical trial evaluating reinfused dendritic cells exposed to FavId in patients with follicular B-cell NHL is expected to begin in the first half of 2005. This trial is expected to be conducted at one site. The trial is open to patients with follicular NHL who are relapsed or refractory following prior chemotherapy for their lymphoma and is expected to enroll approximately 20 patients over a two-year period.

The trial is designed to assess the safety and early efficacy of reinfused dendritic cells exposed to FavId in patients with follicular indolent NHL, based on overall response rate. We will obtain tumor cells via biopsy from each patient to establish the genetic profile of the tumor for our use in manufacturing the patient's FavId. In addition, a CT scan will be conducted in order to measure tumor burden before treatment. Dendritic cells will then be harvested from a blood sample taken from the patient. These dendritic cells will be exposed to FavId in the laboratory and then reinfused into the patient approximately one week, five weeks and nine weeks after such exposure. If a patient's lymphoma remains under control after this induction period, the patient will receive injections of FavId with GM-CSF approximately 20, 24, 28, 32 and 40 weeks after the patient's dendritic cells were exposed to FavId. Throughout the trial, we expect that patients will receive CT scans every three months to determine whether their lymphoma is under control. During the trial, patients will not receive any cancer therapy other than that administered in the trial. However, once a patient's disease progresses, the patient's participation in the trial will terminate.

Phase 2 Clinical Trial—FavId Following Response to Prior Therapy.    In the first half of 2005, we expect to enroll the first patients in our Phase 2 clinical trial of FavId in patients who have responded to therapy for their follicular B-cell NHL. This trial will be conducted at all the sites participating in our Phase 3 clinical trial. Patients in the trial will have completed their participation in our Phase 3 clinical trial by virtue of progressing after receiving Rituxan or progressing after receiving Rituxan followed by placebo. As such, none of these patients will have received the FavId that was manufactured for them during the Phase 3 clinical trial. Following progression, these patients will return to their oncologist for administration of additional therapy. The majority of patients are expected to receive some form of chemotherapy as their next treatment. Those patients who respond to therapy will then be eligible to enter this Phase 2 clinical trial and receive their previously manufactured FavId at the same dose and schedule as in the Phase 3 clinical trial.

Phase 2 Clinical Trial—Following Chemotherapy/Rituxan in Patients with Aggressive NHL.    In the second half of 2005, we expect to enroll the first patient in a Phase 2 clinical trial of FavId in patients with aggressive NHL who have received prior treatment with a chemotherapy/Rituxan combination. This multi-center clinical trial will serve as a pilot trial that will evaluate the ability of FavId to increase the disease-free survival of patients with this disease compared to historical controls.

FAV-201 for T-cell Lymphoma

Our product candidate FAV-201 is a patient-specific T-cell receptor-based immunotherapy. We intend to initiate a Phase 1/2 clinical trial evaluating the safety and preliminary efficacy of FAV-201 in patients with T-cell lymphoma during the second half of 2005. This trial builds upon preclinical data that suggest activity of an immunotherapy based on a T-cell receptor. Patients will be observed for evidence of specific cell-mediated and humoral immune responses to FAV-201, and any clinical responses will also be documented.

Autoimmune Disease Candidate

Autoimmune disease occurs when the body's immune system mistakenly attacks and destroys body tissue that it believes to be foreign. In certain instances, autoimmune disease can result from an outgrowth of a limited number of disease-causing lymphocytes that recognize self antigens. Preclinical studies have shown that immunotherapies may prevent or treat autoimmune diseases. In the first half of 2005, we intend to initiate preclinical studies to evaluate whether immunotherapies manufactured in a fashion similar to FAV-201 will be effective in preventing or treating autoimmune disease, with an initial focus on multiple sclerosis.

Strategy

Our goal is to become a leading biopharmaceutical company focused on the research, development and commercialization of targeted immunotherapies for the treatment of cancer and other diseases of the immune system. Key elements of our strategy for achieving this goal are to:

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  Complete Clinical Development and Obtain Regulatory Approval for FavId. We initiated a pivotal Phase 3 clinical trial evaluating FavId for the treatment of follicular B-cell NHL in July 2004 under an SPA from the FDA. We intend to seek fast track status for FavId from the FDA during the first half of 2005, which, if obtained, may result in an expedited review by the FDA.

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  Utilize Our Proprietary Technology to Develop Additional Product Candidates. We believe that active immunotherapy may have applications in a number of additional diseases beyond B-cell NHL, such as T-cell lymphoma and autoimmune diseases, including multiple sclerosis. For example, we are currently studying a second product candidate, FAV-201, for the treatment of T-cell lymphoma and intend to initiate a Phase 1/2 clinical trial in the second half of 2005. In addition, we intend to initiate a preclinical development program to identify active immunotherapies for the treatment of multiple sclerosis in the first half of 2005.

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  Retain Commercialization Rights to Our Oncology Products. We intend to focus our internal development efforts on FavId and other oncology product candidates. We hold exclusive worldwide commercialization rights to FavId without any obligation to pay royalties to any third party on sales. We plan to retain commercialization rights to these product candidates at least through completion of BLA filing. At that point, we will assess whether to market and sell FavId and future products in the United States directly through an internal sales force or together with a co-promotion partner. We intend to seek one or more collaborators to develop and commercialize our product candidates and programs for chronic autoimmune diseases, such as multiple sclerosis, in exchange for license fees, milestone payments and royalties.

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  Expand our Product Portfolio Through In-Licensing and Acquisitions. We intend to capitalize upon our expertise in immunology, oncology, immunotherapy, clinical development and regulatory affairs to in-license or acquire complementary product candidates in various stages of development.

Manufacturing and Supply

Our Proprietary Manufacturing Process

Patient administration
Biopsy
Gene identification and cloning
Cell culture
Protein purification and formulation
GM-CSF

Our process begins upon receipt of a patient's lymphoma biopsy, which the treating physician sends to our manufacturing facility. The process can be divided into the three phases described below.

Gene Identification and Cloning

First, we perform a genetic profile of a sample of the patient's tumor to identify and isolate the unique antibody genes that correspond to the patient's tumor idiotype. We then insert these antibody genes into our proprietary insect cell-specific expression vectors. Our insect-cell expression vectors are DNA fragments that have all the genetic instructions needed for directing the production of full-length, recombinant, monoclonal antibodies. We use manufacturing equipment and software that have been tailored to our specific needs to automate these genetic identification and cloning processes.

Cell Culture

The next step in the process involves the use of an insect cell-specific expression vector to produce the recombinant idiotype that forms the basis for FavId. We insert the expression vector into a continually growing insect cell line, which converts this genetic information into an insect cell virus, referred to as a baculovirus. We then add the baculovirus culture to a second insect cell line that secretes high levels of idiotype protein. Within a few days, milligram quantities of this idiotype protein are harvested. The cell culture medium used to grow the insect cells is completely devoid of any animal products, which we believe enhances the safety of the final product.

Protein Purification and Formulation

Finally, we perform a multi-step process to purify the idiotype protein. Each step in this purification process concentrates the idiotype protein in a progressively more purified form. In order to enhance the immune response, purified idiotype protein is chemically linked to KLH. When the idiotype and KLH complex is injected subcutaneously, the patient's immune system reacts to both the foreign KLH and the patient's unique idiotype protein. We believe that, once activated, the patient's immune system will be able to recognize the idiotype protein on the cancer cell and more effectively fight the tumor.

Manufacturing Facility

To support the manufacturing requirements for our pivotal Phase 3 clinical trial, as well as all other anticipated clinical trials of FavId for the foreseeable future, we have recently constructed a state-of-the-art, multi-product manufacturing facility. Our facility consists of approximately 26,000 square feet of leased space at our corporate headquarters. We designed the facility and intend to operate it within the FDA's latest current Good Manufacturing Practices, or cGMP, guidelines. In October 2003, we met with the FDA to discuss our FavId manufacturing process and present critical design and operational features of our facility. In September 2004, we received a manufacturing license from the California Department of Health Sciences. Based on these two events, we are manufacturing FavId for our Phase 3 clinical trial in this facility. We believe this facility could also be used to manufacture FavId for initial commercial launch. Nevertheless, we expect to search for a larger production facility to commercially manufacture FavId, if approved.

Key Suppliers

We currently depend on single source suppliers for critical raw materials used in the manufacture of FavId. We purchase KLH from biosyn Arzneimittel GmbH, or biosyn, which is currently the only supplier of KLH that has submitted the required filing, known as a drug master file, with the FDA. In November 2004, we entered into an eight-year supply agreement with biosyn under which biosyn has agreed to supply us with KLH and we have committed to minimum initial and annual KLH purchase requirements. We made a $50,000 initial payment to biosyn under the agreement and we committed to purchase $30,000 of raw material in December 2004 and an additional $205,000 of raw material in January and May 2005. An additional aggregate of up to $300,000 will be due upon the achievement of certain milestones, the timing of which are not known at this time. Either party may terminate the supply agreement upon a breach by the other party that is not cured within 60 days or other events relating to insolvency or bankruptcy. There may be no other supplier of KLH of suitable quality for our purposes. In addition, we depend on a single source supplier for the cell growth media we use to produce FavId. We purchase this material from Expression Systems LLC. We currently rely on purchase orders to obtain this material and do not have a supply agreement with Expression Systems. We intend to qualify a second source for the cell growth media but may not be able to do so. The GM-CSF that we administer with FavId is commercially available only from Berlex Laboratories, Inc. We currently rely on purchase orders to purchase GM-CSF and do not have a supply agreement with Berlex. GM-CSF is an FDA-approved and commercially available drug that may be purchased by physicians. Our current strategy for initial commercialization of FavId involves the administration of FavId following treatment with Rituxan. Rituxan is a passive immunotherapy for patients with NHL, which is also FDA-approved and is commercially available solely from Genentech and Biogen Idec. We currently rely on physicians to order and administer Rituxan to patients prior to the administration of FavId in our registration trial.

Sales and Marketing

We intend to market and sell FavId and future products in the United States either directly through an internal sales force or together with a co-promotion partner. Because the community and institutional referral networks of cancer treatment physicians in the United States are relatively small and well-established, we believe that a small, focused sales and marketing organization will enable us to effectively penetrate our target markets. Outside of the United States, we plan to establish strategic collaborations for the development and marketing of FavId.

We may enter into collaboration agreements with third parties with respect to other product candidates we develop, which may include co-marketing or co-promotion arrangements. Alternatively, we may grant exclusive marketing rights to our strategic collaborators in exchange for upfront fees, milestones and royalties on future sales.

We do not presently possess the resources or experience necessary to market FavId or our other product candidates ourselves, and we currently have no arrangements for distribution of our product candidates. Our future commercial success will depend on our ability to establish our own sales and marketing infrastructure or to collaborate with third parties that have greater sales and marketing experience and resources.

Competition

The development and commercialization of new pharmaceutical products for the treatment of cancer and autoimmune diseases is competitive, and we will face competition from numerous sources, including major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Many of our competitors have substantially greater financial and technical resources and development, production and marketing capabilities than we do. In addition, many of these companies have more experience than we do in preclinical testing, human clinical trials and manufacturing of biologic therapeutics, as well as in obtaining FDA and foreign regulatory approvals. We will also compete with academic institutions, governmental agencies and private organizations that are conducting research in the fields of cancer and autoimmune disease. Competition among these entities to recruit and retain highly qualified scientific, technical and professional personnel and consultants is also intense.

We are aware of a number of companies that are developing active immunotherapies to treat B-cell NHL. Genitope Corporation and Large Scale Biology Corporation, or LSBC, are evaluating idiotype immunotherapies in clinical trials. Genitope is conducting a Phase 3 clinical trial of its active idiotype immunotherapy product candidate in patients with follicular B-cell NHL who are in remission following prior treatment with chemotherapy. LSBC completed a Phase 1 clinical trial of a personalized cancer immunotherapy candidate in B-cell NHL. Antigenics, Inc. completed a Phase 2 clinical trial evaluating its active immunotherapy candidate in indolent NHL patients. The NCI is also conducting a Phase 3 clinical trial of an active idiotype immunotherapy in collaboration with Accentia Biopharmaceuticals.

Several companies are engaged in the development and commercialization of passive immunotherapy products for the treatment of B-cell NHL that may compete with FavId. Genentech and Biogen Idec are co-marketing Rituxan for the treatment of relapsed or refractory, indolent B-cell NHL. Biogen Idec has also received FDA approval to market Zevalin, its passive radioimmunotherapy product. GlaxoSmithKline plc and Corixa Corporation have received FDA approval to market Bexxar, a passive radioimmunotherapy product.

The most recent advances in the treatment of B-cell NHL have involved the combination of existing products and changes to approved schedules and doses, particularly for Rituxan. Numerous clinical trials reported in recent years have indicated that additional doses of Rituxan and maintenance dosing of Rituxan can improve the time to progression in patients who respond to therapy. Combination therapies involving chemotherapeutic or immuno-stimulatory drugs in combination with Rituxan at various doses and schedules may provide patients with an increase in time to progression over that expected with Rituxan alone. Accordingly, we may face competition as a result of developments in this area.

Patents and Proprietary Rights

Our success will depend in large part on our ability to obtain and maintain patent protection for our products and technologies, preserve trade secrets and operate without infringing the intellectual property rights of others. We intend to prosecute and defend our intellectual property rights aggressively. Our policy is to seek patent protection for the inventions that we consider important to the development of our business. We have five pending United States and 19 patent applications pending outside of the United States covering methods of treating immune system diseases, including B-cell and T-cell lymphomas, using our proprietary immunotherapy production methods, as well as methods for combining the idiotype or T-cell receptor-based immunotherapies with other therapies that are used to treat diseases of the immune system. We have received a Notice of Allowance of claims which cover a method of treating a B-cell malignancy using an active idiotype immunotherapy produced using an optimized insect cell expression system. Our intellectual property related to T-cell receptor-based immunotherapies includes an exclusive royalty-free license from the Sidney Kimmel Cancer Center to intellectual property developed by Dr. Daniel Gold while he was employed there prior to joining us. We have responsibility for the filing, prosecution and maintenance of patent rights associated with this license, but the intellectual property is jointly owned with the Sidney Kimmel Cancer Center which holds a license to use the technology for non-commercial research and educational purposes.

Although we believe these patent applications, if they issue as patents, will provide a competitive advantage, the patent positions of pharmaceutical and biotechnology companies are highly uncertain and involve complex legal and factual questions. We may not be able to develop patentable products or processes, and may not be able to obtain patents from pending applications. Even if patent claims are allowed, the claims may not issue, or in the event of issuance, may not be sufficient to protect our technology. In addition, any patents or patent rights we obtain may be circumvented, challenged or invalidated by our competitors.

While our product candidates are in clinical trials, and prior to commercialization, we believe our current activities in the United States fall within the scope of the exemptions against patent infringement provided by 35 U.S.C. Section 271(e) which covers activities related to developing information for submission to the FDA. As our product candidates progress toward commercialization, the possibility of an infringement claim against us increases. While we attempt to ensure that our product candidates and the methods we employ to manufacture them do not infringe other parties' patents and proprietary rights, competitors or other parties may assert that we infringe on their patents or proprietary rights. Competitors or third parties may be issued patents that may cover subject matter that we use in developing, producing, or administering our products. In particular, we are aware of the following third party patents:

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  Genentech and City of Hope National Medical Center hold patent rights relating to the expression of recombinant antibodies;

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  Genitope holds patent rights relating to immunotherapy using idiotype proteins produced using T lymphoid cells for the treatment of B-cell lymphoma;

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  Texas A&M University holds patent rights relating to the production of proteins in insect cells; and

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  Schering Corp. holds patent rights relating to the use of GM-CSF as a vaccine adjuvant for use against infectious diseases.

Additionally, because patent prosecution can proceed in secret prior to issuance of a patent, third parties may obtain other patents with claims of unknown scope prior to the issuance of patents relating to our product candidates which they could attempt to assert against us. Further, as we develop our products, we may infringe the current patents of third parties or patents that may issue in the future.

We believe that we have valid defenses to any assertion that our product candidates, or the methods that we employ to manufacture them, infringe the claims of the patent held jointly by Genentech and City of Hope National Medical Center relating to the expression of recombinant antibodies. We also believe that the patent may be invalid and/or unenforceable. The relevant patent was issued to Genentech in 2001 in connection with the settlement of a district court action and an interference proceeding in the United States Patent and Trademark Office between Genentech and Celltech R&D Ltd. We believe other biotechnology companies are aware of and are considering the possible impact of this patent and that other companies have negotiated license agreements for this patent. We have not attempted to obtain such a license because we believe that properly construed claims do not cover activities related to the manufacture of FavId and FAV-201. If we decide to attempt to obtain a license for this patent, we cannot guarantee that we would be able to obtain such a license on commercially reasonable terms, or at all. We are aware of a complaint filed by MedImmune, Inc. against Genentech in April 2003 in the United States District Court for the Central District of California seeking, among other things, judicial declarations that the patent is invalid and that the patent is unenforceable due to the patent applicants' inequitable conduct before the United States Patent and Trademark Office. We are also aware that MedImmune's complaint has recently been dismissed on the procedural ground of lack of subject matter jurisdiction. We cannot predict whether MedImmune will ultimately obtain the invalidity and unenforceability declarations that it is seeking, whether we or others would seek or be able to obtain the same or similar declarations or whether we would otherwise be successful in demonstrating that our product candidates, or the methods that we employ to manufacture them, do not infringe the claims of the patent held by Genentech and City of Hope National Medical Center or that the patent is invalid and/or unenforceable.

We also believe that we have valid defenses to any assertion that our product candidates infringe the claims of the patent held by Genitope relating to immunotherapy using idiotype proteins produced using T-lymphoid cells for treatment of B-cell lymphoma, and the claims of the patent held by Schering Corp. relating to use of GM-CSF as a vaccine adjuvant for use against infectious diseases. The claims of the patents held by Texas A&M University relating to protein production in insect cells expire in 2005, which is prior to the time we could expect to receive approval from the FDA to market FavId or

FAV-201. The relevant Genitope patent issued in 1999. We believe that FavId and FAV-201 and the methods we use to manufacture them do not infringe the claims of the patent. The relevant Schering patent issued in 1997. We believe that FavId and FAV-201 and the methods we use to manufacture them do not infringe the claims of the patent and that the claims of the patent are invalid.

Although we believe that our product candidates, production methods and other activities do not currently infringe the intellectual property rights of these and other third parties, we cannot be certain that a third party will not challenge our position in the future. If a third party alleges that we are infringing its intellectual property rights, we may need to obtain a license from that third party, but there can be no assurance that any such license will be available on acceptable terms or at all. Any infringement claim that results in litigation could result in substantial cost to us and the diversion of management's attention away from our core business and could also prevent us from marketing our products. To enforce patents issued to us or to determine the scope and validity of other parties' proprietary rights, we may also become involved in litigation or in interference proceedings declared by the United States Patent and Trademark Office, which could result in substantial costs to us or an adverse decision as to the priority of our inventions. We may be involved in interference and/or opposition proceedings in the future. We believe there will continue to be significant litigation in the industry regarding patent and other intellectual property rights.

We are party to license agreements which provide us rights to use technologies in our research, development and commercialization of our product candidates. We obtained a non-exclusive license from Boyce Thompson Institute for Plant Research to use certain information and materials in the field of prevention and treatment of immune system diseases and disorders related to NHL. This party has sole responsibility for the prosecution, maintenance and enforcement of the licensed intellectual property.

We also rely on trade secrets to protect our technology, particularly when we do not believe that patent protection is appropriate or available. However, trade secrets are difficult to protect. We attempt to protect our trade secrets by requiring each of our employees, consultants and advisors to execute a non-disclosure and assignment of invention agreement before beginning his or her employment, consulting or advisory relationship with us. We cannot guarantee that these agreements will provide meaningful protection, that these agreements will not be breached, that we will have an adequate remedy for any such breach, or that our trade secrets will not otherwise become known or independently developed by a third party.

Government Regulation

The testing, development, manufacturing, labeling, storage, record keeping, advertising, promotion, export and marketing, among other things, of our product candidates are subject to extensive regulation by governmental authorities in the United States and other countries. In the United States, pharmaceutical and biologic products are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act, its implementing regulations and other laws, including, in the case of biologics, the Public Health Service Act. Our product candidates are regulated by the FDA as biologics. Biologics require the submission of a Biologics License Application, or BLA, and approval by the FDA prior to being marketed in the United States. None of our product candidates has been approved by the FDA for marketing in the United States, and we currently have no BLAs pending. Manufacturers of biologics may also be subject to state regulation. Failure to comply with FDA requirements, both before and after product approval, may subject us to administrative or judicial sanctions, including, but not limited to, FDA refusal to approve pending applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, fines, injunction and criminal prosecution.

The steps required before a biologic may be approved for marketing in the United States generally include:

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  completion of preclinical laboratory tests and animal tests;

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  the submission to the FDA of an investigational new drug, or IND, application for human clinical testing, which must become effective before human clinical trials may commence;

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  performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication;

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  the submission to the FDA of a BLA;

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  FDA review of the BLA; and

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  satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the product candidate is made to assess compliance with the FDA's current Good Manufacturing Practices, or cGMP, regulations.

The testing and approval process typically takes several years and requires the commitment of substantial effort and financial resources. Despite the time and expense committed, there can be no assurance that any approval will be granted on a timely basis, or at all.

Preclinical tests include laboratory evaluation and animal studies to assess the pharmacology and toxicology of the product candidate. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must become effective before human clinical trials may be commenced. The IND will automatically become effective 30 days after receipt by the FDA, unless the FDA before that time raises concerns or questions about the conduct of the trials as outlined in the IND, including concerns that human research subjects will be exposed to unreasonable risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed. There can be no assurance that submission of an IND will result in FDA authorization to commence clinical trials. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development. Further, each clinical trial must be reviewed and approved by an independent Institutional Review Board, or IRB.

Clinical trials typically are conducted in three sequential phases, but the phases may overlap. In Phase 1, the initial introduction of the drug into human subjects, the drug is usually tested for safety (adverse effects), dosage tolerance, absorption, metabolism, distribution, excretion and pharmaocodynamics. Phase 2 usually involves studies in a limited patient population to (i) evaluate preliminarily the efficacy of the drug for specific, targeted indications, (ii) determine dosage tolerance and optimal dosage and (iii) identify possible adverse effects and safety risks. Phase 3 clinical trials generally further evaluate clinical efficacy and test further for safety within an expanded patient population. There can be no assurance that Phase 1, Phase 2 or Phase 3 testing will be completed successfully within any specific time period, if at all, with respect to any of our product candidates. Furthermore, we, the FDA or the relevant IRB may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

The results of the preclinical studies and clinical trials, together with other detailed information, including information on the manufacture and composition of the product, are submitted to the FDA in the form of a BLA requesting approval to market the product. Before approving a BLA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless the facility cGMP compliance is satisfactory. The FDA may deny a BLA if applicable regulatory criteria are not satisfied, require additional testing or information or require postmarketing testing and surveillance to monitor the safety or efficacy of a product. Approval entails limitations on the indicated uses for which a product may be marketed. Also, if we seek to make certain changes to an approved product, such as promoting or labeling a product for a new indication, making certain manufacturing changes, or changing manufacturers or suppliers of certain ingredients or components, we will need FDA review and approval before the change can be implemented.

We are utilizing the procedure called "Special Protocol Assessment" for FavId. Under this procedure, a sponsor may seek the FDA's agreement on the design and size of a clinical trial intended to form the primary basis of an effectiveness claim. If the FDA agrees in writing, its agreement may not be changed after the trial begins, except in limited circumstances. If the outcome of the trial is successful, the sponsor will ordinarily be able to rely on it as the primary basis for approval with respect to effectiveness. Although we received our SPA, there can be no assurance that any of our trials will have a successful outcome.

We intend to seek FDA designation of FavId for treatment of patients with follicular B-cell NHL and FAV-201 for T-cell lymphoma as "fast track products." Fast track products are those which are intended for the treatment of a serious or life-threatening condition and which demonstrate the potential to address unmet medical needs for such conditions. Fast track products are eligible for two means of potentially expediting product development and FDA review of BLAs. First, a fast track product may be approved on the basis of either a clinical endpoint or a surrogate endpoint that is reasonably likely to predict clinical benefit. It is sometimes possible to demonstrate efficacy with respect to such endpoints in a shorter period of time than would be the case for other endpoints. Approvals of this kind may be subject to requirements for appropriate post-approval studies to validate the surrogate endpoint or otherwise confirm the effect of the clinical endpoint, and to certain other conditions. Second, if the FDA determines after review of preliminary clinical data submitted by the sponsor that a fast track product may be effective, it may begin review of portions of a BLA before the sponsor submits the complete BLA, thereby accelerating the date on which review of a portion of the BLA can begin. There can be no assurance that any of our product candidates in development will receive designation as fast track products, and even if they are designated as fast track products, there can be no assurance that our product candidates will be reviewed or approved more expeditiously than would otherwise have been the case.

We intend to request priority review of our BLA for FavId. A priority designation sets the target date for the FDA to complete review of a BLA within six months of the date of submission. Priority review of biologics is available for product candidates which, if approved, would be a significant improvement in the safety or effectiveness of the treatment of a serious or life-threatening disease. Even if priority review is granted, there can be no assurance that FDA review will be completed within six months or any other specific period of time, nor that the product candidate will be approved.

BLA holders must continue to comply with a number of FDA requirements both before and after approval. For example, BLA holders are required to report certain adverse reactions to the FDA and to comply with certain requirements concerning advertising and promotional labeling for their products. Also, quality control and manufacturing procedures must continue to conform to cGMP regulations after approval, and the FDA periodically conducts inspections of manufacturing facilities to assess compliance with cGMP. Accordingly, manufacturers must continue to expend time, monies and effort in the area of production and quality control to maintain cGMP compliance. In addition, discovery of problems, such as safety problems, may result in changes in labeling or restrictions on a product, manufacturer or BLA holder, including removal of the product from the market.

We have applied for orphan drug designation for the use of FavId for the treatment of certain forms of follicular B-cell NHL and plan to seek orphan drug designation for the use of FAV-201 for T-cell lymphoma. Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a "rare disease or condition," which generally is a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are publicly disclosed by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. If a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, i.e., the FDA may not approve any other applications to market the same drug for the same indication for a period of seven years, except in limited circumstances. Our products may not be eligible for orphan drug status or be designated as orphan drugs. Even if designated as orphan drugs, our products may not be approved before other applications or granted orphan drug exclusivity if approved.

Third-Party Reimbursement

We expect that sales volumes and prices of our products will be dependent in part on the availability of coverage and reimbursement from third-party payors. In the United States, such payors include governmental programs, including Medicare and Medicaid, private insurance plans and managed care programs. The Medicare program, a federally-funded and administered health insurance program, is the nation's single largest payor, and provides for coverage for certain medical products and services for certain aged and disabled individuals and individuals with end-stage renal disease. Significantly, other third-party payors often model their coverage and reimbursement policies after Medicare. Medicare and other third-party payors may deny coverage and reimbursement if they determine that a medical product or procedure is not medically necessary or used for an unapproved indication, among other things. There can be no assurance that a new product will be considered medically necessary or otherwise eligible for coverage and reimbursement. Our ability to earn sufficient returns on our products may depend in part on the extent to which adequate third-party reimbursement is available for the costs of such products and related treatments. Significant uncertainty exists as to the coverage and reimbursement status of newly approved health care products, and there can be no assurance that adequate third-party coverage and reimbursement will be available.

Fraud and Abuse Laws

If we are able to commercialize FavId or any other product candidates that we may develop, we will be subject to various federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state healthcare programs, including Medicare, Medicaid and Veterans Administration health programs. Healthcare fraud and abuse regulations are complex, and even minor, inadvertent irregularities can potentially give rise to claims that a statute or prohibition has been violated. If there is a change in law, regulation or administrative or judicial interpretations, we may have to change our business practices or our existing business practices could be challenged as unlawful, which could have a material adverse effect on our business, financial condition and results of operations. In addition, some allegations under these laws have been claimed to violate the False Claims Act, discussed in more detail below.

In addition, if we are able to commercialize FavId or any other product candidates that we may develop, we could become subject to false claims litigation under federal statutes, which can lead to civil money penalties, criminal fines and imprisonment, and exclusion from participation in Medicare,

Medicaid and other federal and state healthcare programs. These false claims statutes include the False Claims Act, which any person to bring suit on behalf of the federal government alleging the submission of false or fraudulent claims, or causing to present such false or fraudulent claims, under federal programs or contracts claims or other violations of the statute and to share in any amounts paid by the entity to the government in fines or settlement. These suits against biotechnology companies have increased significantly in recent years and have increased the risk that a healthcare company will have to defend a false claim action, pay fines or be excluded from the Medicare, Medicaid or other federal and state healthcare programs as a result of an investigation arising out of such action.

Facilities

We lease approximately 49,000 square feet of space in San Diego, California under a lease agreement that expires on August 31, 2018, but may be extended at our option for two additional five-year periods. In July 2004, the lease agreement was amended to add an additional 14,000 square feet of office space in the same facility. The lease term on the additional space expires July 31, 2008, but may be extended at our option for two additional two-year periods. This space is used for our corporate headquarters and manufacturing and laboratory facilities. We believe that our facility will adequately meet our needs for our Phase 3 clinical and other supportive trials. We expect to search for a larger production facility to commercially manufacture FavId if it is approved.

Employees

As of December 31, 2004, we had 102 full-time employees, consisting of 58 employees in manufacturing, quality control and quality assurance, 25 in research and development, and 19 in senior management and administration. As of the same date, 15 of our employees had a Ph.D., M.D. or Pharm.D. degree. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

Legal Proceedings

We are currently not a party to any material legal proceeding. We may be subject to various claims and legal actions arising in the ordinary course of business from time to time.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of December 31, 2004:

Name	Age	Positions
John P. Longenecker, Ph.D.	57	President, Chief Executive Officer and Director
Tamara A. Seymour	46	Chief Financial Officer and Vice President, Finance and Administration
Daniel P. Gold, Ph.D.	50	Chief Scientific Officer
Richard Murawski	56	Senior Vice President, Operations
John F. Bender, Pharm.D.	56	Vice President, Clinical Research
John C. Gutheil, M.D.	48	Vice President, Medical Affairs
Alice M. Wei	41	Vice President, Regulatory Affairs and Quality
Cam L. Garner(2)	56	Chairman of the Board of Directors
Michael L. Eagle(1)	57	Director
Antonio J. Grillo-Lopez, M.D.	65	Director
Peter Barton Hutt(3)	70	Director
Douglas E. Kelly, M.D.(2)	44	Director
Fred Middleton(1)	55	Director
Arda Minocherhomjee, Ph.D.(1)(2)(3)	51	Director
Wayne I. Roe(3)	54	Director
Ivor Royston, M.D.	59	Director

(1)
Member of the Audit Committee.

(2)
Member of the Compensation Committee.

(3)
Member of the Nominating and Corporate Governance Committee.

John P. Longenecker, Ph.D. has served as a member of our board of directors and as our President and Chief Executive Officer since February 2002. From March 1999 to February 2002, he served as President of SkyePharma, Inc. and was a member of the Executive Committee of SkyePharma PLC. In 1992, Dr. Longenecker joined DepoTech Corporation as its Senior Vice President of Research, Development and Operations and then served as its President and Chief Operating Officer from February 1998 to March 1999. From 1982 to 1992, he was at Scios, Inc. (now a Johnson & Johnson subsidiary), and served as its Vice President and Director of Development from 1986 to 1992. Dr. Longenecker received a bachelor's degree in Chemistry from Purdue University and a Ph.D. in Biochemistry from The Australian National University in Canberra, Australia.

Tamara A. Seymour has served as our Chief Financial Officer since May 2001 and also as our Vice President of Finance and Administration since February 2004. From 1991 to May 2001, she served as consulting chief financial officer for a number of biotechnology companies. Her client list included CancerVax Corporation, LXN Corporation, VitaGen Incorporated and Chromagen. From 1988 through 1991, Ms. Seymour was Director of Finance with Agouron Pharmaceuticals, Inc. Between 1980 and 1988, she worked as an accountant with Deloitte & Touche LLP and Coopers & Lybrand, Inc. (now PricewaterhouseCoopers LLP). Ms. Seymour is a Certified Public Accountant and received a bachelor's degree in Business Administration with an emphasis in Accounting from Valdosta State University and an M.B.A. with an emphasis in Finance from Georgia State University.

Daniel P. Gold, Ph.D. co-founded Favrille in January 2000, served as our Executive Vice President of Research and Development from January 2000 to July 2003 and has served as our Chief Scientific Officer since July 2003. He was an Associate Professor at the Sidney Kimmel Cancer Center in San Diego from 1992 through 2003, serving as Laboratory Director for both the Human Immunogene Therapy Program and the Multiple Sclerosis Research Program. Dr. Gold currently serves on the board of directors of the San Diego chapter of the Leukemia and Lymphoma Society. He received a bachelor's degree in Biology from the University of California, Los Angeles, and a Ph.D. in Immunology from Tufts Medical School.

Richard Murawski has served as our Senior Vice President of Operations since June 2002. From June 1998 to May 2002, he was the Vice President of Global Biotech Operations of Baxter BioScience Corporation. In 1997 and 1998, he served as a consultant. Mr. Murawski was the Vice President of Operations of Cytogen from 1994 to 1997 and Director of Operations at Welgen (Wellcome) from 1990 to 1993. From 1971 to 1990, he served as Plant Manager for Schering-Plough. Mr. Murawski received a bachelor's degree in Chemical Engineering from the Newark College of Engineering.

John F. Bender, Pharm.D. has served as our Vice President of Clinical Research since joining us in May 2001. From 1981 to 2001, he was at Pfizer Global Research and Development (formerly Parke-Davis), a division of Pfizer, Inc., and served as its Director of Clinical Research—Oncology from 1997 to 2001. At Pfizer, Dr. Bender was involved with the development of over 20 oncology and infectious disease compounds. He received a bachelor's degree in Biology from Mount Saint Mary's College, a bachelor's degree in Pharmacy from the University of Maryland and a Pharm.D. from the University of Utah.

John C. Gutheil, M.D. has served as our Vice President of Medical Affairs since September 2002. From 1999 to September 2002, he served as Executive Director of Clinical Research and Development at Vical Incorporated. From 1997 to 1999, Dr. Gutheil served as Director of Clinical Research at the Sidney Kimmel Cancer Center in San Diego where he was the principal investigator on more than 50 clinical research studies. He received a bachelor's degree in Biology from the University of California, San Diego, and an M.D. from the Medical College of Wisconsin and holds board certifications in both internal medicine and medical oncology.

Alice M. Wei has served as our Vice President of Regulatory Affairs and Quality since October 2002. From 1993 to September 2002, she was at IDEC Pharmaceuticals Corporation (now Biogen Idec), most recently as Department Head/Senior Director of Regulatory Affairs. Ms. Wei was Director of Regulatory Affairs, Quality Assurance and Quality Control at Anesta Corp. (now Cephalon, Inc.) from 1990 through 1993 and served in various regulatory positions at Immunetech Pharmaceuticals (now Elan Pharmaceuticals) and ICN Pharmaceuticals, Inc. (now Valeant Pharmaceuticals) from 1984 to 1990. She received a bachelor's degree in Microbiology/Chemistry from the University of Texas at Arlington.

Cam L. Garner has served as a member of our board of directors since December 2000, as Chairman of our board of directors since May 2001, and as our acting Chief Executive Officer from August 2001 to February 2002. He has served as President and a director of Verus Pharmaceuticals, Inc., a pharmaceutical company, since November 2002, and also became its Chairman and Chief Executive Officer in July 2004. He was Chief Executive Officer of Dura Pharmaceuticals, Inc. from 1989 to 1995 and its Chairman and Chief Executive Officer from 1995 to 2000. In 1998, Mr. Garner co-founded DJ Pharma, Inc., and he served as its Chairman until 2000, when it was sold to Biovail Corporation. In 2001, he co-founded a specialty pharmaceutical company, Xcel Pharmaceuticals, Inc., and he currently serves as its Chairman. Mr. Garner also sits on the boards of directors of CancerVax Corporation, a biotechnology company, and Pharmion Corporation, a pharmaceutical company, as well as a number of privately-held companies. He received a bachelor's degree in Biology from Virginia Wesleyan and an M.B.A. from Baldwin-Wallace College.

Michael L. Eagle has served as a member of our board of directors since September 2003. He was Vice President-Manufacturing for Eli Lilly and Company from 1993 to April 2001. Mr. Eagle is a founding member of Barnard Life Sciences and currently sits on the board of directors of Vyrex Corporation, a pharmaceutical research and development company. Mr. Eagle received a bachelor's degree in Engineering from Kettering University and an M.B.A. from the Krannert School of Management at Purdue University.

Antonio J. Grillo-Lopez, M.D. has served as a member of our board of directors since January 2001. He was Chief Medical Officer and Senior Vice President of Medical and Regulatory Affairs at IDEC Pharmaceuticals Corporation (now Biogen Idec) from 1992 to January 2001. Prior to 1992, Dr. Grillo-Lopez served as Executive Medical Director for International Clinical Research Development at DuPont Merck Pharmaceutical Co. and as Vice President of Clinical Therapeutics and Director of Clinical Oncology Research at Parke-Davis (now Pfizer). From 1980 to 1990, he was at the University of Michigan, most recently as an Associate Professor of Medicine. Dr. Grillo-Lopez currently serves as a director of Onyx Pharmaceuticals, Inc., a biopharmaceutical company. He received a bachelor's degree in Natural Sciences from the University of Puerto Rico, College of Natural Sciences, and an M.D. from the University of Puerto Rico School of Medicine.

Peter Barton Hutt has served as a member of our board of directors since November 2003. Mr. Hutt has been a partner specializing in food and drug law in the Washington, D.C. law firm of Covington & Burling since 1960, except when he served as Chief Counsel for the FDA from 1971 to 1975. He is the co-author of a casebook used to teach food and drug law throughout the country and teaches a full course on this subject each year at Harvard Law School. Mr. Hutt currently serves on the board of directors of CV Therapeutics, Inc., a biopharmaceutical company, ISTA Pharmaceuticals, Inc., a specialty pharmaceutical company, Phase Forward Incorporated, a provider of integrated enterprise-level software products, Momenta Pharmaceuticals, Inc., a biotechnology company, and privately-held biopharmaceutical companies and on venture capital advisory boards, including Polaris Venture Partners and the Sprout Group. Mr. Hutt received a bachelor's degree in Economics and Political Science from Yale University, an LL.B. from Harvard Law School and an L.L.M. in Food and Drug Law from New York University Law School.

Douglas E. Kelly, M.D. has served as a member of our board of directors since May 2000. He is a General Partner of Alloy Ventures, an affiliate of certain holders of our capital stock. Prior to joining Alloy Ventures in 1993, Dr. Kelly worked with the European venture capital firms 3i Ventures and TVM Techno Venture Management. He was an early employee at Ligand Pharmaceuticals, Inc. from 1990 to 1991, and also worked as an independent consultant. Dr. Kelly is also a director of Pharsight, Inc., a clinical trials simulation company, and a number of privately-held companies. He received a bachelor's degree in Biochemistry and Molecular Biology from the University of California, San Diego, an M.D. from the Albert Einstein College of Medicine and an M.B.A. from the Stanford University Graduate School of Business.

Fred Middleton has served as a member of our board of directors since May 2002. Since 1987, he has been a General Partner/Managing Director of Sanderling Ventures, a firm specializing in biomedical venture capital, and an affiliate of certain holders of our capital stock. From 1984 through 1986, he was Managing General Partner of Morgan Stanley Ventures, an affiliate of Morgan Stanley & Co. Prior to that, from 1978 to 1984, Mr. Middleton served as Vice President of Finance and Corporate Development, Chief Financial Officer, and President of Genentech Development Corporation for Genentech, Inc. He currently serves as Chairman of the Board of Stereotaxis, Inc., a biotechnology company, and also as a director of several privately-held companies. Mr. Middleton received a bachelor's degree in Chemistry from the Massachusetts Institute of Technology and an M.B.A. with distinction from Harvard Business School.

Arda Minocherhomjee, Ph.D. has served as a member of our board of directors since March 2004. He is currently a partner of Chicago Growth Partners. Since 1992, Dr. Minocherhomjee has served in various capacities for William Blair & Company, L.L.C, an affiliate of certain holders of our capital stock, including, most recently, as a Principal. Since September 1998, Dr. Minocherhomjee has also served as a managing member of William Blair Capital Partners, an affiliate of William Blair & Company, L.L.C. He currently serves on the board of directors of Inhibitex, Inc., a biopharmaceutical company, and NuVasive, Inc., a medical device company, and Inhibitex, Inc., a biopharmaceutical company, as well as several privately-held pharmaceutical and medical device companies. Dr. Minocherhomjee received a master's degree in Pharmacology from the University of Toronto, a Ph.D. and an M.B.A. from the University of British Columbia, and was a post-doctoral fellow in Pharmacology at the University of Washington Medical School.

Wayne I. Roe has served as a member of our board of directors since February 2001. He was the founding Chief Executive Officer and Chairman of Covance Health Economics and Outcomes Services, Inc. from 1988 to 1999 and previously served as Vice President for Economic and Health Policy for the Health Industry Manufacturers Association. He currently sits on the boards of directors of Aradigm Corporation, a biopharmaceutical company, and ISTA Pharmaceuticals, Inc., a specialty pharmaceutical company, and a number of privately-held companies. Mr. Roe also serves on the executive committee of the Maryland Angels Fund. Mr. Roe received a bachelor's degree in Economics from Union College and an M.A. in Economics from the University of Maryland.

Ivor Royston, M.D. has served as a member of our board of directors since January 2000, and as our acting Chief Executive Officer from January 2000 to August 2001. He is a co-founder of Forward Ventures, a venture fund affiliated with certain holders of our capital stock. From 1990 to 2000, Dr. Royston served as the founding President and Chief Executive Officer of the non-profit Sidney Kimmel Cancer Center. He remains a member of the Board of Trustees of that organization. In 1986, Dr. Royston co-founded IDEC Pharmaceuticals Corporation (now Biogen Idec), and in 1978 he founded Hybritech, Inc. From 1978 to 1990, Dr. Royston served on the faculty of the medical school and cancer center at the University of California, San Diego. Dr. Royston also serves on the board of directors of CancerVax Corporation, a biotechnology company, and Corautus Genetics, Inc., a biopharmaceutical company. Dr. Royston received a bachelor's degree in Human Biology and an M.D. from The Johns Hopkins University and completed post-doctoral training in internal medicine and medical oncology at Stanford University.

Board Composition

The authorized number of directors on our board of directors is 11, and one of our directorships is currently vacant. Effective upon the completion of this offering, we will divide our board of directors into three classes, as follows:

  •
  Class I, which will consist of Drs. Minocherhomjee, Kelly and Royston, and whose term will expire at the annual meeting of stockholders to be held in 2006;

  •
  Class II, which will consist of Messrs. Eagle, Garner and Hutt, and whose term will expire at the annual meeting of stockholders to be held in 2007; and

  •
  Class III, which will consist of Drs. Longenecker and Grillo-Lopez and Messrs. Roe and Middleton, and whose term will expire at the annual meeting of stockholders to be held in 2008.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management.

Our directors may be removed for cause by the affirmative vote of the holders of at least 66.7% of our voting stock.

Board Committees

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

The functions of this committee include, among other things:

  •
  evaluating the performance and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

  •
  reviewing and pre-approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

  •
  reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent auditors and management;

  •
  reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation, and matters concerning the scope, adequacy and effectiveness of our financial controls; and

  •
  establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls and accounting or auditing matters.

Our board of directors has determined that all members of our audit committee meet the applicable tests for independence and the requirements for financial literacy under applicable rules and regulations of the SEC and Nasdaq. In particular, our board has determined that although Mr. Middleton falls outside the safe harbor provisions of Rule 10A-3(e)(l)(ii) under the Exchange Act, Mr. Middleton nevertheless meets the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our board of directors also has determined that Mr. Middleton is an audit committee financial expert. Both our independent auditors and management periodically meet privately with our audit committee.

Compensation Committee

The functions of this committee include, among other things:

  •
  recommending to our board of directors the compensation and other terms of employment of our executive officers and reviewing and approving corporate performance goals and objectives relevant to such compensation;

  •
  recommending to our board of directors the type and amount of compensation to be paid or awarded to board members;

  •
  evaluating and recommending to our board of directors the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs;

  •
  establishing policies with respect to equity compensation arrangements; and

  •
  reviewing and approving the terms of any employment agreements, severance arrangements, change-in-control protections and any other compensatory arrangements for our executive officers.

Nominating and Corporate Governance Committee

The functions of this committee include, among other things:

  •
  identifying, reviewing, evaluating and considering recommendations for nomination of individuals for membership on our board of directors;

  •
  evaluating nominations by stockholders of candidates for election to our board;

  •
  evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

  •
  considering and assessing the independence of members of our board of directors;

  •
  developing and reviewing a set of corporate governance policies and principles, including a code of ethics, and recommending changes to such policies and principles; and

  •
  considering questions of possible conflicts of interest of directors as such questions arise.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee has ever been an officer or employee of ours, except that Mr. Garner served as our acting Chief Executive Officer from August 2001 to February 2002. None of our executive officers currently serves or served at any time during the last completed fiscal year on the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee. See "Certain Transactions" for a description of transactions between us and certain holders of our capital stock affiliated with members of our compensation committee. Prior to establishing the compensation committee, our full board of directors made decisions relating to the compensation of our executive officers.

Director Compensation

We have not provided cash compensation to directors for their services as directors or members of committees of the board of directors. However, following the completion of this offering, we intend to provide cash compensation in the form of an annual retainer of $16,000 for each non-employee director, plus an additional annual retainer of $2,500 for the chairs of the audit and compensation committees, plus a fee of $1,500 for attendance at each board meeting and $1,000 for attendance at each committee meeting. We have reimbursed and will continue to reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of the board of directors.

Through December 31, 2004, we have granted to our current non-employee directors options to purchase an aggregate of 249,010 shares of common stock under our Amended and Restated 2001 Equity Incentive Plan, or 2001 plan, and 50,119 shares of restricted common stock outside of the 2001 plan. Effective upon the completion of this offering, we will adopt our 2004 Non-Employee Directors'

Stock Option Plan to provide for the automatic grant of options to purchase shares of common stock to our non-employee directors. Under this plan, new directors will be entitled to an initial option grant to purchase 35,000 shares of common stock upon their election to our board, and each director will be entitled to receive an annual option grant to purchase 8,000 shares of common stock. In addition, all of our directors are eligible to participate in our 2001 plan, and following the completion of this offering, our employee directors will be eligible to participate in our 2004 Employee Stock Purchase Plan. For a more detailed description of these plans, see "—Employee Benefit Plans."

Executive Compensation

The following table provides information regarding the compensation awarded or paid to, or earned by, our Chief Executive Officer and each of our four other most highly compensated executive officers for the fiscal year ended December 31, 2004 whose combined salary and bonus exceeded $100,000. We refer to our Chief Executive Officer and these other executive officers as our "named executive officers" elsewhere in this prospectus.

Summary Compensation Table

				Long-term Compensation
	Annual Compensation
Name and Principal Position(s)				Securities Underlying Options	All Other Compensation(1)
	Salary	Bonus
John P. Longenecker, Ph.D. President and Chief Executive Officer	$345,830	$—		363,784	$—
Alice M. Wei Vice President of Regulatory Affairs and Quality	239,330	—		81,254	—
John F. Bender, Pharm.D. Vice President of Clinical Research	236,765	30,000	(2)	67,827	—
Daniel P. Gold, Ph.D. Chief Scientific Officer	231,204	—		167,826	—
Richard Murawski Senior Vice President of Operations	230,951	—		71,184	—

(1)
In accordance with the rules of the SEC, the compensation described in this table does not include medical, group life insurance or other benefits which are available generally to all of our salaried employees and certain perquisites and other personal benefits received by a named executive officer which do not exceed the lesser of $50,000 or 10% of that officer's salary and bonus disclosed in this table.

(2)
Amount represents the final of three annual bonuses, which was earned pursuant to Dr. Bender's relocation package in 2001. See "Certain Transactions—Loans to Officers."

Stock Option Grants in 2004

The following table sets forth information concerning stock option grants made to each of the named executive officers during the fiscal year ended December 31, 2004. The potential realizable value is calculated based on the term of the option at the time of its grant, which is ten years. This value is based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the options were granted until their expiration date. These numbers are calculated based on the requirements of the SEC and do not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the price of our common stock on the date on which the options are ultimately exercised. All of the option grants generally vest annually over four years, with 25% of the options vesting after one year and the remainder vesting ratably thereafter on a monthly basis. During the fiscal year ended December 31, 2004, we granted stock options to purchase 1,389,280 shares of our common stock under our 2001 plan, including grants to executive officers. All options were granted at the fair value of our common stock as determined by our board of directors or compensation committee, as applicable, on the date of grant.

Options Granted in Year Ended December 31, 2004

	Individual Grants
		% of Total Options Granted to Employees in the Year Ended December 31, 2004
	Number of Securities Underlying Options Granted				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Name			Approximate Exercise Price Per Share	Expiration Date
					5%	10%
John P. Longenecker, Ph.D.	357,404	25.72%	$0.63	3/18/14	$4,724,881	$17,655,594
	6,379	0.46	0.73	12/30/14	83,692	136,000
Alice M. Wei	79,582	5.73	0.63	3/18/14	1,052,074	1,704,646
	1,670	0.12	0.73	12/30/14	21,910	35,604
John F. Bender, Pharm.D.	66,460	4.78	0.63	3/18/14	878,601	1,423,573
	1,367	0.10	0.73	12/30/14	17,935	29,144
Daniel P. Gold, Ph.D.	164,028	11.81	0.63	3/18/14	2,168,450	3,513,480
	3,797	0.27	0.73	12/30/14	49,817	80,952
Richard Murawski	69,740	5.02	0.63	3/18/14	921,963	1,493,831
	1,443	0.10	0.73	12/30/14	18,932	30,765

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth certain information regarding options granted under our 2001 plan to our named executive officers that were exercised in 2004 and the number and value of unexercised options held by each of the named executive officers as of December 31, 2004. There was no public market for our common stock as of December 31, 2004. Accordingly, amounts described in the following table under the heading "Value of Unexercised In-the-Money Options at Fiscal Year-End" are determined by multiplying the number of shares underlying the options by the difference between an assumed initial public offering price of $8.50 per share and the per share option exercise price.

			Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End
Name	Shares Acquired on Exercise
		Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
John P. Longenecker, Ph.D.	—	$—	408,102	—	$3,419,767	$—
Alice M. Wei	153,681	1,902,199	1,670	—	13,961	—
John F. Bender, Pharm.D.	101,643	1,258,086	1,367	—	11,428	—
Daniel P. Gold, Ph.D	154,404	1,911,148	52,163		437,050
Richard Murawski	95,176	1,178,040	38,991	—	326,716	—

Employment Contracts

Employment Agreement with Dr. Longenecker

In February 2002, we entered into an employment agreement with Dr. Longenecker, our President and Chief Executive Officer, which was subsequently amended and restated in January 2005. The employment agreement sets forth Dr. Longenecker's initial base salary of $345,830, which is subject to adjustment upon annual review. The agreement entitles Dr. Longenecker to receive medical benefits and participate in our 401(k) program, as well as any executive benefit plan adopted by us.

Pursuant to the agreement, Dr. Longenecker was awarded a bonus of $25,000 for the fiscal year ended December 31, 2002 and was granted an option to purchase 185,060 shares of our common stock under our 2001 plan at an exercise price of approximately $0.52 per share, the fair market value of our common stock on the grant date. The option vests over four years, with 25% of the options vesting after one year and the remainder vesting ratably thereafter on a monthly basis. He also received $25,000 upon the initial closing of our Series B preferred stock financing in April 2002. The agreement further provides Dr. Longenecker with the right to receive additional options to purchase shares of our common stock in the future in the amount necessary for him to hold at least three percent of our outstanding voting stock. The additional options will have the same vesting schedule as the option described above. This right will terminate immediately prior to the closing of this offering.

Dr. Longenecker is an "at will" employee, and we can terminate his employment at any time, with or without cause. Similarly, Dr. Longenecker may terminate his employment with us at any time. Under the agreement, if we terminate his employment other than for cause, he shall be entitled to 12 months salary and benefits and that portion of his stock options which would have vested if he had remained employed for an additional 12 months will immediately vest on the date of termination, provided he executes a waiver and general release in favor of us.

For purposes of Dr. Longenecker's employment agreement, termination for "cause" generally means his termination by us as a result of his conviction of a felony or a crime involving fraud or dishonesty, his commission of an act of fraud or dishonesty upon us, conduct by him demonstrating gross unfitness to serve, his violation of any fiduciary duty or any duty of loyalty owed to us, a material breach by him of any material contract between Dr. Longenecker and us or one of our affiliates, or his violation of a material company policy.

Other Employment Agreements

We have also entered into employment agreements with Tamara A. Seymour, Alice M. Wei, Richard Murawski, John F. Bender, John Gutheil and Daniel Gold.

These employment agreements set forth the executives' base salaries and annual cash bonus eligibility. The initial base salaries of the executives called for by these employment agreements are as follows: Tamara A. Seymour ($210,000), Alice M. Wei ($239,330), Richard Murawski ($230,951), John F. Bender ($236,765), John Gutheil ($226,580) and Daniel Gold ($231,204). The salaries are subject to adjustment upon annual review. Pursuant to the employment agreements, the executives are entitled to receive medical benefits and participate in our 401(k) program, as well as any executive benefit plan adopted by us.

Each of the executives is an "at will" employee, and we can terminate their employment at any time, with or without cause. Similarly, each executive may terminate his or her employment with us at any time. Under the agreements, if we terminate an executive's employment other than for cause, he or she shall be entitled to nine months salary and benefits and that portion of the stock options which would have vested if he or she had remained employed for an additional 12 months will immediately vest on the date of termination, provided the executive executes a waiver and general release in favor of us.

For purposes of these employment agreements, termination for "cause" generally means the executive's termination by us as a result of the executive's conviction of a felony or a crime involving fraud or dishonesty, the executive's commission of an act of fraud or dishonesty upon us, conduct by the executive demonstrating gross unfitness to serve, the executive's violation of any fiduciary duty or any duty of loyalty owed to us, a material breach by the executive of any material contract between him or her and us or one of our affiliates, or the executive's violation of a material company policy.

Employee Benefit Plans

Amended and Restated 2001 Equity Incentive Plan

We adopted, and our stockholders initially approved, our 2001 plan in June 2001. In December 2004, our board of directors adopted, and our stockholders approved, the amendment and restatement of the plan, to become effective upon completion of this offering.

The plan will terminate in June 2011, unless our board of directors terminates it earlier. The plan provides for grant of the following:

  •
  incentive stock options, as defined under the Internal Revenue Code of 1986, as amended, or the Code, which may be granted solely to our employees, including officers; and

  •
  nonstatutory stock options, stock purchase awards, stock bonus awards, stock unit awards, stock appreciation rights and other stock awards, which may be granted to our directors, consultants or employees, including officers.

Share Reserve

An aggregate of 2,773,897 shares of our common stock are authorized for issuance under the 2001 plan. This amount will be increased annually on the first day of our fiscal year, from 2006 until 2014, by the lesser of (1) 5% of the fully-diluted shares of common stock outstanding on January 1 of the current fiscal year or (2) 1.3 million shares of common stock. However, our board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock under the plan will be increased.

Shares subject to options and stock awards that have expired or otherwise terminated under the plan without having been exercised in full again become available for grant under the plan. Shares issued under the plan may be previously unissued shares or reacquired shares bought on the market or otherwise. If any shares subject to a stock award are not delivered to a participant because such shares are withheld for the payment of taxes or the stock award is exercised through a net exercise, then the number of shares that are not delivered to the participants shall again become available for grant under the plan. If the exercise of any stock award is satisfied by tendering shares of common stock held by the participant, then the number of shares tendered shall again become available for grant under the plan. The maximum number of shares that may be issued under the plan subject to incentive stock options is 4,564,665 shares.

Administration

The plan will be administered by our board of directors, who may in turn delegate authority to administer the plan to a committee. Subject to the terms of the plan, our board of directors or its authorized committee determines recipients, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, our board of directors or its authorized committee also determines the exercise price of options granted under the plan and may reprice those options, including by reducing the exercise price of any outstanding option, canceling an option in exchange for cash or another equity award or any other action that is treated as a repricing under generally accepted accounting principles. Subject to the terms of the plan, our board of directors may delegate to one or more of our officers the authority to grant stock awards to our other officers and employees. Such officer would be able to grant only the total number of stock awards specified by our board of directors and such officer would not be allowed to grant a stock award to himself or herself.

Stock Options

Stock options are granted pursuant to stock option agreements. Generally, the exercise price for an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. The exercise price for a nonstatutory stock option is determined by our board of directors or its authorized committee. Options granted under the 2001 plan vest at the rate specified in the option agreement.

In general, the term of stock options granted under the plan may not exceed ten years. Unless the terms of an optionee's stock option agreement provide for earlier or later termination, if an optionee's service relationship with us, or any affiliate of ours, ceases due to disability or death, the optionee, or his or her beneficiary, may exercise any vested options up to 12 months, or 18 months in the event of death, after the date the service relationship ends, unless the terms of the stock option agreement provide for earlier termination. If an optionee's service relationship with us, or any affiliate of ours, ceases without cause for any reason other than disability or death, the optionee may exercise any vested options up to three months after the date the service relationship ends, unless the terms of the stock option agreement provide for earlier termination. If an optionee's relationship with us, or any affiliate of ours, ceases with cause, the option will terminate at the time the optionee's relationship with us ceases. In no event may an option be exercised after its expiration date.

Acceptable consideration for the purchase of common stock issued under the plan will be determined by our board of directors and may include cash, common stock previously owned by the optionee, a deferred payment arrangement and other legal consideration approved by our board of directors.

Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution unless the optionee holds a nonstatutory stock option that provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death.

Limitations

Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. The options or portions of options that exceed this limit are treated as nonstatutory stock options. No incentive stock option, and before our stock is publicly traded, no nonstatutory stock option, may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or any affiliate unless the following conditions are satisfied:

  •
  the option exercise price must be at least 110% of the fair market value of the stock subject to the option on the date of grant; and

  •
  the term of any incentive stock option award must not exceed five years from the date of grant.

In addition, no employee may be granted options or stock appreciation rights under the plan covering more than one million shares of common stock in any calendar year.

Stock Purchase Awards

Stock purchase awards are granted pursuant to stock purchase award agreements. A stock purchase award may require the payment of at least the par value of the stock. The purchase price for a stock purchase award may be payable in cash or any other form of legal consideration approved by our board of directors. Shares of common stock acquired under a stock purchase award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by our board of directors. Rights to acquire shares under a stock purchase award may be transferred only upon such terms and conditions as set forth in the stock purchase award agreement.

Stock Bonus Awards

Stock bonus awards are granted pursuant to stock bonus award agreements. A stock bonus award may be granted in consideration for the recipient's past services performed for us or an affiliate of ours. Shares of common stock acquired under a stock bonus award may, but need not, be subject to forfeiture to us in accordance with a vesting schedule to be determined by our board of directors. Rights to acquire shares under a stock bonus award may be transferred only upon such terms and conditions as set forth in the stock bonus award agreement.

Stock Unit Awards

Stock unit awards are granted pursuant to stock unit award agreements. A stock unit award may require the payment of at least the par value of the stock. Payment of any purchase price may be made in any form permitted under applicable law; however, we will settle a payment due to a recipient of a stock unit award by cash or by delivery of shares of common stock, a combination of cash and stock as deemed appropriate by our board of directors, or in any other form of consideration determined by our board of directors and set forth in the stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a stock unit award. Except as otherwise provided in the applicable stock unit award agreement, stock units that have not vested will be forfeited upon the participant's termination of continuous service for any reason.

Stock Appreciation Rights

Stock appreciation rights are granted through a stock appreciation rights agreement. Each stock appreciation right is denominated in common stock share equivalents. The strike price of each stock appreciation right is determined by our board of directors or its authorized committee at the time of grant. Our board of directors or its authorized committee may also impose any restrictions or conditions upon the vesting of stock appreciation rights that it deems appropriate. Stock appreciation rights may be paid in our common stock or in cash or any combination of the two, or any other form of legal consideration approved by our board of directors. If a stock appreciation right recipient's relationship with us, or any affiliate of ours, ceases for any reason, the recipient may exercise any vested stock appreciation right up to three months from cessation of service, unless the terms of the stock appreciation right agreement provide for earlier termination.

Other Stock Awards

Other forms of stock awards based on our common stock may be granted either alone or in addition to other stock awards under the 2001 plan. Our board of directors has sole and complete authority to determine the persons to whom and the time or times at which such other stock awards will be granted, the number of shares of our common stock to be granted and all other conditions of such other stock awards.

Changes to Capital Structure

In the event that there is a specified type of change in our capital structure not involving the receipt of consideration by us, such as a stock split, the number of shares reserved under the 2001 plan and the number of shares and exercise price or strike price, if applicable, of all outstanding stock awards will be appropriately adjusted.

Corporate Transactions

In the event of certain corporate transactions, all outstanding stock awards under the 2001 plan may be assumed or substituted for by any surviving entity. If the surviving entity elects not to assume or substitute for such awards, the vesting provisions of such stock awards will be accelerated and such stock awards will be terminated if not exercised at or prior to the effective time of the corporate transaction. In addition, a stock award may be subject to acceleration of vesting if a change in control occurs as provided in the applicable stock award agreement.

Plan Amendments

Our board of directors has authority to amend or terminate the 2001 plan. However, no amendment or termination of the plan will adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant. We will obtain stockholder approval of any amendment to the plan as required by applicable laws.

2005 Non-Employee Directors' Stock Option Plan

We adopted and our stockholders approved our 2005 Non-Employee Directors' Stock Option Plan, or the directors' plan, in December 2004, to become effective upon the closing of this offering. The directors' plan will terminate at the discretion of our board of directors. The directors' plan provides for the automatic grant of nonstatutory stock options to purchase shares of common stock to our non-employee directors.

Share Reserve

An aggregate of 420,000 shares of our common stock are reserved for issuance under the directors' plan. This amount will be increased annually on the first day of our fiscal year, from 2006 until 2014, by 90,000 shares of common stock. However, the board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased.

Shares subject to stock options that have expired or otherwise terminated under the directors' plan without having been exercised in full again become available for grant under the directors' plan. Shares issued under the directors' plan may be previously unissued shares or reacquired shares bought on the market or otherwise. If the exercise of any stock award is satisfied by tendering shares of common stock held by the participant, then the number of shares tendered shall again become available for grant under the directors' plan.

Administration

The plan will be administered by our board of directors.

Stock Options

Stock options will be granted pursuant to stock option agreements. The exercise price of the options granted under the directors' plan will be equal to 100% of the fair market value of the common stock on the date of grant.

In general, the term of stock options granted under the directors' plan may not exceed ten years. Unless the terms of an optionee's stock option agreement provide for earlier termination, if an optionee's service relationship with us, or any affiliate of ours, ceases due to disability or death, the optionee, or his or her beneficiary, may exercise any vested options up to 12 months, or 18 months in the event of death, after the date the service relationship ends. If an optionee's service relationship with us, or any affiliate of ours, ceases for any reason other than disability or death, the optionee may exercise any vested options up to three months after the date the service relationship ends, unless the terms of the stock option agreement provide for earlier termination.

Acceptable consideration for the purchase of common stock issued under the directors' plan may include cash, common stock previously owned by the optionee, payment pursuant to a net exercise or broker assisted feature, or any other form of legal consideration approved by our board of directors or a program developed under Regulation T as promulgated by the Federal Reserve Board.

Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution. An optionee may transfer an option with our written consent if a Form S-8 registration statement is available for the exercise of the option and the subsequent resale of the shares. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death.

Automatic Grants

Pursuant to the terms of the directors' plan, any person who first becomes a non-employee director after the completion of this offering will automatically be granted an option to purchase 35,000 shares of common stock upon his or her election.

In addition, any person who is a non-employee director on the date of each annual meeting of our stockholders will be automatically granted, on the annual meeting date, an option to purchase 8,000 shares of common stock. However, the size of an annual grant made to a non-employee director who has served for less than 12 months at the time of the annual meeting will be reduced by 25% for each full quarter prior to the date of grant during which such person did not serve as a non-employee director.

Corporate Transactions

In the event of certain corporate transactions, all outstanding options under the directors' plan may be assumed or substituted for by any surviving entity. If the surviving entity elects not to assume or substitute for such options, the vesting provisions of such options generally will be accelerated and such options will be terminated if not exercised before the effective time of the corporate transaction.

Plan Amendments

Our board of directors has authority to amend or terminate the directors' plan. However, no amendment or termination of the directors' plan will adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant. We will obtain stockholder approval of any amendment to the directors' plan as required by applicable laws.

2005 Employee Stock Purchase Plan

We adopted and our stockholders approved our 2005 Employee Stock Purchase Plan, or the purchase plan, in December 2004, to become effective upon the closing of this offering. The purchase plan will terminate at the time that all of the shares of our common stock reserved for issuance under the purchase plan have been issued under the terms of the purchase plan, unless our board of directors terminates it earlier. The purchase plan provides a means by which employees may purchase our common stock through payroll deductions, and is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code.

Share Reserve

An aggregate of 300,000 shares of our common stock are reserved for issuance under the purchase plan. This amount will be increased annually on the first day of our fiscal year, from 2006 until 2014, by the lesser of (1) 2% of the fully-diluted shares of common stock outstanding on January 1 of such fiscal year or (2) 50,000 shares of common stock. However, our board of directors has the authority to designate a lesser number of shares by which the authorized number of shares of common stock will be increased.

Administration

The purchase plan will be administered by our board of directors, who may in turn delegate authority to administer the purchase plan to a committee.

Offering

The purchase plan is implemented by offerings of rights to eligible employees. Under the purchase plan, we may specify offerings with a duration of up to 27 months, and may specify shorter purchase periods within each offering. The first offering will begin on the effective date of this offering and be approximately 24 months in duration with purchases occurring every six months.

Unless otherwise determined by our board of directors or its authorized committee, common stock is purchased for accounts of employees participating in the purchase plan at a price per share equal to the lower of 85% of the fair market value of a share of our common stock (1) on the date of commencement of participation in the offering or (2) on the date of purchase. However, in the event the fair market value of a share of our common stock on the date of purchase is lower than the fair market value of a share of our common stock on the date of commencement of participation in the offering, the offering period automatically restarts on the date of such purchase. Generally, all regular employees, including executive officers, who work more than 20 hours per week and are customarily employed by us for more than five months per calendar year may participate in the purchase plan and may authorize payroll deductions of up to 15% of their earnings for the purchase of common stock under the purchase plan.

Limitations

Eligible employees may be granted rights only if the rights, together with any other rights granted under employee stock purchase plans, do not permit the employee's rights to purchase our stock to accrue at a rate which exceeds $25,000 of the fair market value of the stock for each calendar year in which such rights are outstanding. In addition, no employee will be eligible for the grant of any rights under the purchase plan if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock.

Corporate Transactions

In the event of certain corporate transactions, all outstanding purchase rights under the purchase plan may be assumed or substituted for by any surviving entity. If the surviving entity elects not to assume or substitute for such purchase rights, then the purchase rights will be exercised before the corporate transaction and the purchase rights will terminate immediately following such exercise.

Plan Amendments

Our board of directors has the authority to amend or terminate the purchase plan. If the board determines that the amendment or termination of an offering is in our best interests and the best interests of our stockholders, then the board may terminate any offering on any purchase date, establish a new purchase date with respect to any offering then in progress, amend the purchase plan and the ongoing offering to reduce or eliminate a detrimental accounting treatment or terminate any offering and refund any money contributed back to the participants. We will obtain stockholder approval of any amendment to the purchase plan as required by applicable laws.

401(k) Plan

We maintain a defined contribution employee retirement plan for our employees. The plan is intended to qualify as a tax qualified plan under Section 401(k) of the Code. Employees who complete three months of service with us are eligible to participate in the 401(k) plan. Participants may contribute any amount of their pre-tax compensation up to a statutorily prescribed annual limit, which is $13,000 for calendar year 2004. Participants who are at least 50 years old can also make "catch-up" contributions, which in calendar year 2004 may be up to an additional $3,000 above the statutory limit. Under the 401(k) plan, employees are fully vested in their deferred salary contributions, and employee contributions are held and invested by the 401(k) plan's trustee. The plan permits us to make discretionary contributions and matching contributions subject to established limits and a vesting schedule. During 2000, we matched dollar for dollar up to the first 4% of pay, and such matching portion vests ratably over four years of service. During the year ended December 31, 2000, our matching contribution was $10,022. As of January 1, 2001, we no longer matched employee contributions. The plan is intended to qualify under Section 401(a) of the Code so that contributions to the 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation, which will become effective upon the completion of this offering, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

  •
  any breach of their duty of loyalty to the corporation or its stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  •
  any transaction from which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated bylaws, which will become effective upon the completion of this offering, provide that we will indemnify our directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit such indemnification. We have obtained a policy of directors' and officers' liability insurance.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

CERTAIN TRANSACTIONS

We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to the terms available or the amounts that would be paid or received, as applicable, in arm's-length transactions.

Stock Issuances

From our inception through December 31, 2004, we sold shares of our preferred stock in private financings as follows:

  •
  1,156,610 shares of our Series A preferred stock at a price of approximately $5.19 per share in May and July 2000 for gross proceeds of $6.0 million;

  •
  2,666,728 shares of our Series B preferred stock at a price of approximately $6.33 per share in April, May and June 2002 for gross proceeds of approximately $16.9 million;

  •
  1,681,992 shares of our Series B-2 preferred stock at a price of approximately $6.33 per share in June and August 2003 for gross proceeds of approximately $10.6 million; and

  •
  6,140,188 shares of our Series C preferred stock at a price of approximately $7.16 per share in March and April 2004 for gross proceeds of approximately $44.0 million.

In addition we issued 40,867 and 38,553 shares of restricted common stock in April 2002 and September 2003, respectively, in connection with license agreements.

As of December 31, 2004, warrants to purchase an aggregate of 37,419 shares of preferred stock issued since our inception and a warrant to purchase 9,638 shares of common stock issued in April 2003 were outstanding.

The following table summarizes the number of shares of our stock purchased by our executive officers, directors and 5% stockholders, and members of such persons' immediate families, in private placement transactions. Each share of each series of preferred stock will convert automatically immediately prior to the closing of this offering into one share of common stock.

Purchaser	Common Stock		Series A Preferred Stock		Series B Preferred Stock		Series B-2 Preferred Stock		Series C Preferred Stock
Directors and Named Executive Officers
John P. Longenecker, Ph.D.	185,060		—		—		—		—
Alice M. Wei	153,680		—		—		—		—
John F. Bender, Pharm.D.	125,738		—		—		—		—
Daniel P. Gold, Ph.D.	300,908		—		—		—		—
Richard Murawski	95,175		—		—		—		—
Cam L. Garner	72,363	(1)	—		—		—		—
Michael L. Eagle	28,106		—		—		—		—
Antonio J. Grillo-Lopez, M.D.	14,650	(2)	—		—		79,036	(2)	—
Wayne I. Roe	9,638	(3)	—		—		—		—
Ivor Royston, M.D.	12,048	(4)	—		—		—		—
5% Stockholders
Alloy Corporate 2000, L.P. and its affiliates	48,191	(5)	481,926	(5)	553,029	(5)	427,945	(5)	558,754	(5)
De Novo (Q) Ventures I, L.P. and its affiliate	—		—		474,027	(6)	187,285	(6)	385,590	(6)
Forward Ventures IV L.P. and its affiliates	108,432	(7)	481,926	(7)	593,737	(7)	467,829	(7)	836,964	(7)
Sanderling Venture Partners V, L.P. and its affiliates	19,274	(8)	—		790,042	(8)	319,756	(8)	838,132	(8)
William Blair Capital Partners VII, L.P. and its affiliates	—		—		—		—		1,536,580	(9)
Immediate Family Member
Elliot Royston(10)	—		963		—		285		385
Other Information
Approximate price per share	$0.005 - $0.63		$5.19		$6.33		$6.33		$7.16

(1)Includes 70,821 shares held in the name of Cam L. Garner and Wanda D. Garner, Co-Trustees of the Garner Family Trust Dated 10/21/87, and 1,542 shares held in the name of Garner Investments LLC, of which Mr. Garner is the sole member and owner.

(2)Held by Antonio J. Grillo-Lopez and Maria S. Grillo Trustees, Grillo-Marxuach Family Trust dated 6-28-95.

(3)Held by Wayne I. Roe and Debra A. Roe, who is Mr. Roe's wife.

(4)Held by Royston Family Grantor Trust, dtd 10/12/97.

(5)Also includes shares held by Alloy Investors 2000, L.P., Alloy Partners 2000, L.P. and Alloy Ventures 2000, L.P. Dr. Kelly, one of our directors, is an affiliate of these entities.

(6)Also includes shares held by De Novo Ventures I, L.P.

(7)Also includes shares held by Forward Ventures III Institutional Partners L.P., Forward Ventures III L.P. and Forward Ventures IV B L.P. Dr. Royston, one of our directors, is an affiliate of these entities.

(8)Also includes shares held by Sanderling V Beteiligungs GmbH & Co. KG, Sanderling V Biomedical, L.P., Sanderling V Limited Partnership, Sanderling V Ventures Management, Sanderling Venture Partners V Co-Investment Fund, L.P. and Sanderling V Biomedical Co-Investment Fund, L.P. Mr. Middleton, one of our directors, is an affiliate of these entities.

(9)Also includes shares held by William Blair Capital Partners VII QP, L.P. Dr. Minocherhomjee, one of our directors, is an affiliate of these entities.

(10)Elliot Royston is the brother of Ivor Royston, one of our directors.

In December 2004, our board of directors and stockholders approved an amendment to our certificate of incorporation to reduce the conversion price of the Series C preferred stock from $7.16 per share to $6.59 per share. As a result of this amendment, all holders of our Series C preferred stock, including holders affiliated with several of our directors as disclosed in the preceding table, will be entitled to receive more shares of common stock upon conversion than they would previously have been entitled to receive.

Participation in this Offering

Certain of our existing stockholders, including Alloy Corporate 2000, L.P., Forward Ventures IV L.P., Sanderling Venture Partners V, L.P., and their affiliates, have indicated an interest in purchasing up to an aggregate of $15 million of common stock in this offering. However, because indications of interest are not binding agreements or commitments to purchase, these stockholders may elect not to purchase any shares in this offering.

Amended and Restated Investor Rights Agreement

In connection with our Series A, Series B, Series B-2 and Series C preferred stock financings, we entered into an investor rights agreement, which was most recently amended in April 2004. Under the agreement, some of our stockholders agreed to restrictions on the issuance and transfer of shares of our capital stock, and to voting rights relating to the election of directors. The agreement also grants registration rights to some of our stockholders, including the following current and former affiliates:

  •
  Alloy Corporate 2000 L.P. and its affiliates;

  •
  AvTech Portfolio, L.P.;

  •
  Forward Ventures IV L.P. and its affiliates;

  •
  Sanderling Venture Partners V, L.P. and its affiliates;

  •
  William Blair Capital Partners VII, L.P. and its affiliate; and

  •
  De Novo (Q) Ventures I, L.P. and its affiliate.

See "Description of Capital Stock—Registration Rights." All of these restrictions and voting rights will terminate immediately prior to the closing of this offering.

Option Grants

From our inception to December 31, 2004, we granted options to purchase an aggregate of 1,745,268 shares of common stock, with a weighted-average exercise price of $0.61, to our executive officers and directors.

Consulting Agreement and Warrant Issuance

On March 1, 2003, we entered into a consulting agreement with Sanderling Management Company, LLC, or Sanderling, for the services of Paul Grayson, one of its directors. Under the agreement, Mr. Grayson has agreed to provide us with consulting services related to general business issues, corporate development and potential third party collaborations. We are obligated to pay Sanderling a monthly consulting fee of $8,500 for one year, and a $100,000 success fee contingent upon entering into a corporate partnership agreement on specified terms. In March 2004, the agreement was extended through December 2004. Sanderling is an affiliate of Sanderling Ventures and related venture funds which hold shares of our capital stock. Fred Middleton, one of our directors, is a General Partner of Sanderling Ventures. See "Principal Stockholders."

In connection with the consulting agreement, we issued a warrant to purchase up to 19,277 shares of our common stock to Mr. Grayson. The warrant is exercisable at an initial exercise price of approximately $0.63 per share. In March 2004, half of the shares subject to the warrant vested and were exercised. The remaining shares will vest if we enter into the corporate partnership agreement. The warrant will terminate upon the closing of this offering to the extent not previously exercised.

Director and Officer Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers, which will become effective upon the closing of this offering. See "Management—Limitation of Liability and Indemnification."

Loans to Officers

On June 20, 2001, in connection with a relocation package, we loaned $90,000 to Dr. John Bender, our Vice President of Clinical Research, in exchange for a promissory note which is secured by a deed of trust on Dr. Bender's personal residence. The loan was interest-free and payable in three annual payments of $30,000 each and expired June 20, 2004.

On April 19, 2002, Dr. John Longenecker, our President and Chief Executive Officer and a director, early exercised an option to purchase 185,060 shares of our common stock under our 2001 plan by delivering to us a promissory note in the aggregate principal amount of $96,000. The note bears interest at an annual rate of 6.75%, which is payable annually. The principal amount of the note is due and payable in full on April 19, 2006. The note is secured by the shares of our common stock acquired by Dr. Longenecker pursuant to the early exercise of his option.

Lease Agreement

In September 2000, we entered into a lease agreement with a non-profit organization with which we share a common director, Dr. Royston. We paid an aggregate of $476,000 in rent to the organization during the year ended December 31, 2003. The lease agreement expired on March 31, 2004.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of December 31, 2004, by:

  •
  each person, or group of affiliated persons, known by us to be the beneficial owner of more than five percent of our common stock;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all directors and executive officers as a group.

Each stockholder's percentage ownership in the following table is based on 1,838,714 shares of common stock outstanding as of December 31, 2004, and the automatic conversion of all outstanding shares of preferred stock into 12,177,316 shares of common stock upon the closing of this offering. The percentage ownership information assumes no exercise of the underwriters' over-allotment option and assumes the purchase of up to an aggregate of $15 million of common stock that certain of our existing stockholders have indicated an interest in purchasing in this offering. However, because indications of interest are not binding agreements or commitments to purchase, these stockholders may elect not to purchase any shares in this offering.

Information with respect to beneficial ownership has been furnished by each director, officer or 5% or more stockholder. Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable within 60 days of December 31, 2004. To our knowledge, except as indicated in the footnotes to the following table and subject to community property laws where applicable, the persons named in this table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Unless otherwise noted, the address for each of the stockholders in the table below is c/o Favrille, Inc., 10421 Pacific Center Court, Suite 150, San Diego, CA 92121.

		Percentage of Shares Beneficially Owned
Beneficial Owner	Shares Beneficially Owned	Before Offering	After Offering(1)
5% or Greater Stockholders:
Alloy Corporate 2000, L.P. and its affiliates(2)	2,118,239	15.1%	13.5%
De Novo (Q) Ventures I, L.P. and its affiliate(3)	1,080,298	7.7	5.4
Forward Ventures IV L.P. and its affiliates(4)	2,561,379	18.3	15.7
Sanderling Venture Partners V, L.P. and its affiliates(5)	2,039,795	14.6	13.1
William Blair Capital Partners VII, L.P and its affiliate(6)	1,669,668	11.9	8.3
Named Executive Officers and Directors:
John P. Longenecker, Ph.D.(7)	593,162	4.1	2.9
Alice M. Wei(8)	155,350	1.1	*
John F. Bender, Pharm.D.(9)	127,105	*	*
Daniel P. Gold, Ph.D.(10)	353,070	2.5	1.8
Richard Murawski(11)	134,166	1.0	*
Michael L. Eagle(12)	28,104	*	*
Cam L. Garner(13)	72,363	*	*
Antonio J. Grillo-Lopez, M.D.(14)	116,702	*	*

Peter Barton Hutt(15)	28,104	*	*
Douglas E. Kelly, M.D.(16)	2,142,528	15.3	13.7
Fred Middleton(17)	2,064,084	14.7	13.3
Arda Minocherhomjee, Ph.D.(18)	1,693,957	12.1	8.5
Wayne I. Roe(19)	35,736	*	*
Ivor Royston, M.D.(20)	2,597,716	18.5	15.9
All directors and executive officers as a group (16 persons)(21)	10,397,767	69.8	58.3

*Represents beneficial ownership of less than 1%.

(1)
Assumes no exercise of the underwriters' over-allotment option.

(2)
Includes shares of common stock owned by the following entities in the amounts indicated: (1) Alloy Corporate 2000, 163,161 shares; (2) Alloy Investors 2000, 279,922 shares; (3) Alloy Partners 2000, L.P., 69,580 shares; (4) Alloy Ventures 2000, L.P., 1,357,615 shares; and (5) Alloy Annex I, 247,963 shares. The address for these entities is 480 Cowpers Street, 2nd Floor, Palo Alto, CA 94301.

(3)
Includes 745,499 shares of common stock owned by De Novo (Q) Ventures I, L.P. and 109,241 shares of common stock owned by De Novo Ventures I, L.P. Any one of the following managing directors may make voting or investment decisions regarding the shares held by these entities: Fred Dotzler; Jay Watkins; Rich Ferrari; John Simpson; and David Mauney. Each of these managing directors disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these entities. The address for these entities is 1550 El Camino Real, Suite 150, Menlo Park, CA 94025.

(4)
Includes shares of common stock owned by the following entities in the amounts indicated: (1) Forward Ventures IV L.P., 1,564,496 shares; (2) Forward Ventures III Institutional Partners L.P., 302,463 shares; Forward Ventures III L.P., 100,001 shares; and Forward Ventures IV B L.P., 132,629 shares. The address for these entities is 9393 Towne Centre Drive, Suite 200, San Diego, CA 92121.

(5)
Includes shares of common stock owned by the following entities in the following amounts: (1) Sanderling Venture Partners V, L.P., 881,469 shares; (2) Sanderling V Beteiligungs GmbH & Co. KG, 134,806 shares; (3) Sanderling V Biomedical, L.P., 215,912 shares; (4) Sanderling V Limited Partnership, 151,502 shares; (5) Sanderling V Ventures Management, 25,987 shares; (6) Sanderling Venture Partners V Co-Investment Fund L.P., 392,291 shares; and (7) Sanderling V Biomedical Co-Investment Fund L.P., 237,832 shares. The address for these entities is 400 South El Camino Real, Suite 1200, San Mateo, CA 94402.

(6)
Includes 61,959 shares of common stock owned by William Blair Capital Partners VII, L.P. and 1,607,709 shares of common stock owned by William Blair Capital Partners VII QP, L.P. The address for these entities is 227 West Monroe Street, Suite 3500, Chicago, IL 60606.

(7)
Includes options to purchase 408,102 shares of common stock. Of these 593,162 shares, 375,819 were unvested as of December 31, 2004.

(8)
Includes options to purchase 1,670 shares of common stock. Of these 155,350 shares, 107,893 were unvested as of December 31, 2004.

(9)
Includes options to purchase 1,367 shares of common stock. Of these 127,105 shares, 76,700 were unvested as of December 31, 2004.

(10)
Includes options to purchase 52,163 shares of common stock. Of these 353,070 shares, 158,341 were unvested as of December 31, 2004.

(11)
Includes options to purchase 38,991 shares of common stock. Of these 134,166 shares, 86,971 were unvested as of December 31, 2004.

(12)
Of these 28,104 shares, 16,127 were unvested as of December 31, 2004.

(13)
Of these 72,363 shares, 3,212 were unvested as of December 31, 2004.

(14)
Includes options to purchase 23,016 shares of common stock. Of these 116,702 shares, 1,436 were unvested as of December 31, 2004.

(15)
Includes options to purchase 28,104 shares of common stock. Of these 28,104 shares, 17,342 were unvested as of December 31, 2004.

(16)
Includes the shares referred to in footnote (2) above. Alloy Ventures 2000, LLC is the general partner of Alloy Corporate 2000, L.P., Alloy Investors 2000, L.P., Alloy Partners 2000, L.P. and Alloy Ventures 2000, L.P. Dr. Kelly is a Managing Member of Alloy Ventures 2000, LLC. Dr. Kelly disclaims any beneficial ownership of the shares owned by these entities except to the extent of his proportionate interest in Alloy Ventures 2000, LLC. Also includes options held by Dr. Kelly to purchase 24,289 shares of common stock, 18,217 of which were unvested as of December 31, 2004.

(17)
Includes shares referred to in footnote (5) above. All of these entities are limited partnerships except for Sanderling V Ventures Management. Mr. Middleton is a general partner of each of these limited partnerships and is also a beneficial owner of Sanderling V Ventures Management. Mr. Middleton disclaims any beneficial ownership of the shares owned by these entities except to the extent of his pecuniary interest in these entities arising from his role as a general partner of the limited partnerships and his beneficial ownership of Sanderling V Ventures Management. Also includes options held by Mr. Middleton to purchase 24,289 shares of common stock, 18,217 of which were unvested as of December 31, 2004.

(18)
Includes the shares referred to in footnote (6) above. Dr. Minocherhomjee disclaims any beneficial ownership of the shares owned by these entities except to the extent of his pecuniary interest in these entities. Also includes options held by Dr. Minocherhomjee to purchase 24,289 shares of common stock, 18,217 of which were unvested as of December 31, 2004.

(19)
Includes options to purchase 26,098 shares of common stock. Of these 35,736 shares, 2,810 were unvested as of December 31, 2004.

(20)
Includes the shares referred to in footnote (4) above. Dr. Royston is the managing member of Forward III Associates, LLC, which is the general partner of Forward Ventures III Institutional Partners L.P. and Forward Ventures III L.P. He is also the managing member of Forward IV Associates, LLC, which is the general partner of Forward Ventures IV B L.P. and Forward Ventures IV L.P. Dr. Royston disclaims any beneficial ownership of the shares owned by these entities except to the extent of his pecuniary interest in these entities. Also includes options held by Dr. Royston to purchase 24,289 shares of common stock, 18,217 of which were unvested as of December 31, 2004.

(21)
Includes the shares referred to in footnotes (2), (4), (5) and (6) above. Also includes 1,137,825 shares of common stock and options to purchase 870,861 shares of common stock, of which 1,083,181 shares were unvested as of December 31, 2004.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 75,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.001 par value per share. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, the applicable provisions of the DGCL and our amended and restated certificate of incorporation and amended and restated bylaws, which are exhibits to the registration statement of which this prospectus forms a part.

Common Stock

As of December 31, 2004, there were 1,838,714 shares of our common stock outstanding that were held of record by approximately 135 stockholders, which exclude shares issuable upon the automatic conversion of all outstanding shares of our preferred stock.

Upon completion of this offering, there will be 20,016,030 shares of our common stock outstanding after giving effect to the sale of our shares of common stock offered by this prospectus at an assumed initial public offering price of $8.50 per share, assuming no exercise of outstanding stock options, warrants or the underwriters' over-allotment option.

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders, including the election of directors. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably the dividends, if any, declared from time to time by our board of directors out of legally available funds. In the event of a liquidation, dissolution or winding up of Favrille, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities to creditors and the liquidation preferences of any outstanding shares of preferred stock. Holders of our common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate in the future. All outstanding shares of our common stock are, and all shares of common stock to be issued in connection with this offering will be, fully paid and nonassessable.

Preferred Stock

Upon the closing of this offering, all outstanding shares of preferred stock will be converted into 12,177,316 shares of common stock. Under our amended and restated certificate of incorporation, our board of directors has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix or alter the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon any wholly unissued series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and any liquidation preferences, and to establish from time to time the number of shares constituting any such series or any of them. The issuance of preferred stock may result in one or more of the following:

  •
  decreasing the market price of our common stock;

  •
  restricting dividends on our common stock;

  •
  diluting the voting power of our common stock;

  •
  impairing the liquidation rights of our common stock; or

  •
  delaying or preventing a change in control of us without further action by our stockholders.

We have no present plans to issue any shares of preferred stock.

Warrants

On March 1, 2001, we issued a warrant to purchase up to 7,710 shares of our Series A preferred stock to Silicon Valley Bank in connection with an equipment financing facility. The warrant is immediately exercisable at an initial exercise price of approximately $5.19 per share and expires on March 15, 2008. Upon completion of this offering, this warrant will be converted to a warrant to purchase 7,710 shares of common stock at an exercise price of approximately $5.19 per share.

On March 20, 2003, we issued warrants to purchase up to 5,530 and 16,591 shares of our Series B preferred stock to Heller Financial Leasing, Inc., or Heller, and Lighthouse Capital Partners IV, L.P., or Lighthouse, respectively, in connection with a credit facility for equipment and tenant improvement acquisitions. The warrants are each immediately exercisable at an initial exercise price of approximately $6.33 per share and expire on March 20, 2010. Upon completion of this offering, these warrants will be converted into warrants to purchase an aggregate of 22,121 shares of common stock at an exercise price of approximately $6.33 per share.

On August 27, 2004, we issued a warrant to purchase 7,588 shares of our Series C redeemable convertible preferred stock to Oxford Finance Corporation in connection with an equipment financing facility. The warrant is immediately exercisable at an initial exercise price of approximately $7.16 per share and expires the earlier of August 27, 2012 or the closing of this offering.

See also "Certain Transactions—Stock Issuances." Each of the warrants described above contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant if we declare and issue any stock dividends, or effect any stock split, reorganization, reclassification or consolidation of our capital stock.

Options

As of December 31, 2004, options to purchase an aggregate of 959,696 shares of our common stock were outstanding under our 2001 plan, of which 235,311 were vested. The exercise prices of the outstanding options range from approximately $0.52 to $0.73 per share, having a weighted-average exercise price of $0.64 per share. As of December 31, 2004, 683,282 shares of our common stock were reserved for future issuance under the plan.

Registration Rights

Upon completion of this offering, the holders of an aggregate of 12,199,437 shares of our common stock will be entitled to rights with respect to the registration of these shares under the Securities Act pursuant to an amended and restated investor rights agreement. These registration rights have been waived in connection with this offering. Set forth below is a summary of the registration rights of the holders of our capital stock.

Demand Registration

We entered into the rights agreement with certain holders of shares of our common stock and shares of our preferred stock that will be converted into common stock upon the closing of this offering. Under the rights agreement, holders of at least 25% of the shares of our common stock (on an as-converted basis) that are subject to the rights agreement, or registrable common stock, may request us to register all or any part of their shares of registrable common stock under the Securities Act. This right may be exercised at any time after the earlier of (1) June 23, 2006 and (2) one year after the effective date of the registration statement of which this prospectus forms a part. If we believe in good faith that it would be detrimental to us and our stockholders to proceed with the registration at the time the request is made, we may delay the registration for one period not to exceed 90 days in any 12-month period. Also, if the stockholders requesting registration request that the shares be offered for distribution through an underwriting, we may reduce that number of shares of our common stock to be registered upon the advice of the underwriters for the offering. If shares of our stock requested to be included in a registration must be excluded pursuant to the underwriters' advice, we will generally register a pro rata portion of the shares requested to be registered.

We are also not required to make any registration under the rights agreement if:

  •
  prior to the demand, we have made two registrations under the rights agreement pursuant to prior demands by the holders of our registrable common stock and the registrations have been declared effective; or

  •
  the shares requested to be registered may be immediately registered on a registration statement on Form S-3, as described below.

We are also not required to make any registration during certain periods before and after we make a registration that we initiate.

Piggyback Registration

Subject to certain limitations, our stockholders who have registration rights pursuant to the rights agreement have unlimited rights to request that their shares be included in any registration of our common stock that we initiate. However, our stockholders have no registration rights with respect to registrations relating solely to employee benefit plans, registrations in which the only securities proposed to be registered are shares of common stock issuable upon conversion of debt securities, or registrations on certain registration statement forms.

Form S-3 Registration

After we have qualified for registration on Form S-3, which will not occur until at least 12 months after we have become a public reporting company, holders of at least 15% of the registrable common stock then outstanding may request in writing that we effect registration of such shares on Form S-3, provided that the gross offering price of the shares to be registered in each registration is at least $2,500,000. If we believe it would be seriously detrimental to us to proceed with a registration on Form S-3, we may delay any such registration for one period not to exceed 90 days in any 12-month period. We will not be obligated to effect a registration on Form S-3 once we complete three registrations on Forms S-3 on behalf of the holders of registration rights under the rights agreement.

Transferability

The registration rights are transferable to:

  •
  a partner or retired partner of any holder that is a partnership;

  •
  any affiliate of a holder;

  •
  any family member of a holder or trust for the benefit of any individual holder or family member; or

  •
  any transferee or assignee who acquires at least 5,000 shares of registrable common stock, subject to certain limitations.

Termination

The demand and Form S-3 registration rights discussed above will terminate five years following the closing of this offering. The piggyback registration rights discussed above will terminate upon the earlier of (1) five years following the closing of this offering and (2) the date on or after this offering when the holders of such rights are able to sell all of their shares of registrable common stock in a single 90-day period under Rule 144 of the Securities Act.

Expenses

Generally, we are required to bear all registration and selling expenses incurred in connection with the demand and piggyback registrations described above, other than underwriting discounts and commissions. The holders participating in any Form S-3 registration described above are required to bear the registration and selling expenses incurred in connection with the registration on a pro rata basis based on the relative level of participation by the holders in the registration.

Anti-Takeover Provisions

Delaware Law

We are subject to Section 203 of the DGCL, which regulates acquisitions of some Delaware corporations. In general, Section 203 prohibits, with some exceptions, a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date of the transaction in which the person became an interested stockholder, unless:

  •
  the board of directors of the corporation approved the business combination or the other transaction in which the person became an interested stockholder prior to the date of the business combination or other transaction;

  •
  upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors or officers of the corporation and issued under employee stock plans under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to the date the person became an interested stockholder, the board of directors of the corporation approved the business combination and the stockholders of the corporation other than the interested stockholder authorized the transaction at an annual or special meeting of stockholders by the affirmative vote of at least 66.7% of the outstanding stock of the corporation not owned by the interested stockholder.

Section 203 of the DGCL defines a "business combination" to include any of the following:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the corporation's assets involving the interested stockholder;

  •
  in general, any transaction that results in the issuance or transfer by the corporation of any of its stock to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of its stock owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation.

In general, Section 203 defines an "interested stockholder" as any person who, together with the person's affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation's voting stock.

Section 203 of the DGCL could depress our stock price and delay, discourage or prohibit transactions not approved in advance by our board of directors, such as takeover attempts that might result in a premium over the market price of our common stock.

Amended and Restated Certificate of Incorporation and Bylaw Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in our control or our management, including, but not limited to the following:

  •
  Our board of directors can issue up to 5,000,000 shares of preferred stock, with any rights or preferences, including the right to approve or not approve an acquisition or other change in control.

  •
  Our restated certificate of incorporation provides that all stockholder actions upon completion of this offering must be effected at a duly called meeting of stockholders and not by written consent.

  •
  Our amended and restated bylaws provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice in writing and also specify requirements as to the form and content of a stockholder's notice. These provisions may delay or preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders, which could delay or deter takeover attempts or changes in management.

  •
  Our amended and restated bylaws provide that special meetings of the stockholders may be called only by the Chairman of our board of directors, by our Chief Executive Officer or by our board of directors upon a resolution adopted by a majority of the total number of authorized directors.

  •
  Following this offering, our board of directors will be divided into three classes, with each class serving a staggered three-year term. The classification of our board of directors will have the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of our authorized directors, which could have the effect of delaying or preventing a change in our control or management.

  •
  Our amended and restated certificate of incorporation provides that, subject to the rights of the holders of any outstanding series of preferred stock, all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum. In addition, our amended and restated certificate of incorporation provides that our board of directors may fix the number of directors by resolution.

  •
  Our amended and restated certificate of incorporation provides that, following this offering, our directors may not be removed without cause.

  •
  Our amended and restated certificate of incorporation does not provide for cumulative voting for directors. The absence of cumulative voting may make it more difficult for stockholders who own an aggregate of less than a majority of our stock to elect any directors to our board.

These and other provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws could delay or discourage transactions involving an actual or potential change in control of us or our management, including transactions in which our stockholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of stockholders to remove our current management or approve transactions that our stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is expected to be Mellon Investor Services LLC. Mellon Investor Services' address is 400 South Hope St., 4th Floor, Los Angeles, CA 90071.

Nasdaq National Market Listing

We applied to have our common stock quoted on The Nasdaq National Market under the trading symbol "FVRL."

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock. Furthermore, because only a limited number of shares of our common stock will be available for sale immediately following the offering due to contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Based on shares outstanding on December 31, 2004, upon completion of this offering we will have 20,016,030 shares of common stock outstanding, assuming no exercise of currently outstanding options or warrants or the underwriters' over-allotment option. Certain of our existing stockholders, including Alloy Corporate 2000, L.P., Forward Ventures IV L.P., Sanderling Venture Partners V, L.P., and their affiliates, have indicated an interest in purchasing up to an aggregate of $15 million of common stock in this offering. However, because indications of interest are not binding agreements or commitments to purchase, these stockholders may elect not to purchase any shares in this offering. Of these shares, the 6,000,000 shares sold in this offering, plus any additional shares sold upon exercise of the underwriters' over-allotment option, will be freely transferable without restriction under the Securities Act, unless they are held by our "affiliates" as that term is defined under Rule 144 under the Securities Act and the rules and regulations promulgated thereunder. The remaining 14,016,030 shares of our common stock held by existing stockholders are restricted shares. Restricted shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which exemptions are summarized below.

Date of Availability for Sale	Number of Restricted Shares Eligible for Sale in U.S. Public Market/Percent of Outstanding Stock	Comment
As of the date of this prospectus	0.0/0.0%	Shares sold in this offering and shares eligible for sale under Rule 144(k) that are not subject to any lock-up
At various times after 180 days after the date of this prospectus	5,626,949/28.1%	Lock-up released: shares eligible for sale under Rules 144, 144(k) and 701
At various times after 365 days after the date of this prospectus	8,389,081/41.9%	Lock-up released: shares eligible for sale under Rules 144, 144(k) and 701

Additionally, of the 959,696 shares issuable upon exercise of options to purchase our common stock outstanding as of December 31, 2004, approximately 300,552 shares will be vested and eligible for sale 90 days after the effective date of this offering under Rule 701. However, substantially all Rule 701 shares of our common stock are subject to lock-up agreements described below and will only become eligible for sale at the expiration of the 180-day lock-up agreements.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this offering, a person who has beneficially owned shares of our common stock for at least one year,

including the holding period of any prior owner other than one of our affiliates, would be entitled to sell the number of restricted shares within any three-month period that does not exceed the greater of:

  •
  one percent of the number of shares of our common stock then outstanding, which will equal approximately 200,160 shares immediately after the offering; or

  •
  the average weekly trading volume of our common stock on The Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates that sell shares of common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 144(k)

Under Rule 144(k) as currently in effect, a stockholder who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate of us, may sell those shares without complying with the manner of sale, notice, public information or volume limitation provisions of Rule 144.

Rule 701

Our employees, officers, directors and consultants who acquired shares upon exercise of options granted under our 2001 plan are entitled to rely on the resale provisions of Rule 701 under the Securities Act. Rule 701, as currently in effect, permits affiliates and non-affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the effective date of this offering. In addition, non-affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144. However, substantially all Rule 701 shares of our common stock are subject to the 180-day lock-up agreements described below and will only become eligible for sale at the expiration of those agreements.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act promptly following this offering to register the shares of our common stock subject to outstanding stock options and reserved for issuance under our 2001 plan, the directors' plan and the purchase plan. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

Lock-up Agreements

Our officers, directors, and substantially all of our stockholders have entered into lock-up agreements with Bear, Stearns & Co. Inc., on behalf of the underwriters. The lock-up agreements generally prohibit these stockholders that are not subject to the 365-day lock-up agreements referred to in the following sentence from, among other things, selling or otherwise transferring the economic benefit of, directly or indirectly, any shares of our common stock, or any security convertible into or exchangeable or exercisable for our common stock, without the prior written consent of Bear, Stearns & Co. Inc. for a period of 180 days from the date of this prospectus. In addition, some of our stockholders have entered into similar lock-up agreements for a period of 365 days from the date of this prospectus, provided that these lock-up agreements will not apply to shares purchased in this offering. All of these lock-up agreements are subject to limited extension under certain circumstances to allow analysts to publish reports about our company. In addition, these lock-up agreements permit gifts to immediate family members or trusts and other transfers for estate planning purposes as well as transfers of shares of our common stock purchased on the open market after this offering, subject to certain limitations. Bear, Stearns & Co. Inc. may, in its sole discretion, at any time and without notice, release for sale in the public market all or any portion of the shares subject to the lock-up agreements. Substantially all of the shares that are not subject to the underwriters' lock-up agreements are subject to similar contractual lock-up restrictions with us.

Registration Rights

The holders of 12,199,437 shares of our common stock have the right in specified circumstances to require us to register their shares under the Securities Act for resale to the public beginning one year from the effective date of this offering. If those holders, by exercising their demand registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the market price for our common stock. In addition, if we were required to include in a registration that we initiated shares held by such holders upon the exercise of their piggyback registration rights, such sales may have an adverse effect on our ability to raise needed capital. See "Description of Capital Stock—Registration Rights."

UNDERWRITING

Subject to the terms and conditions described in an underwriting agreement between us and Bear, Stearns & Co. Inc., CIBC World Markets Corp., Needham & Company, Inc. and A.G. Edwards & Sons, Inc., as representatives, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares of common stock listed opposite their names below.

Underwriter	Number of Shares
Bear, Stearns & Co. Inc.
CIBC World Markets Corp.
Needham & Company, Inc.
A.G. Edwards & Sons, Inc.

Total	6,000,000

The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of the shares are purchased, other than shares covered by the over-allotment option described below. The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have granted the underwriters an option exercisable for 30 days from the date of the underwriting agreement to purchase a total of up to 900,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option solely to cover any over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option in whole or in part, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares approximately proportionate to that underwriter's initial commitment amount reflected in the above table.

The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $       per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $       per share to other dealers. After the public offering, the public offering price, concession and discount may be changed. In connection with this offering, the underwriters may allocate shares to accounts over which they exercise discretionary authority. The underwriters do not expect that allocations to these discretionary accounts will exceed 5% of the total number of shares in this offering.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount
Proceeds, before expenses, to Favrille

The expenses of the offering, excluding the underwriting discount and commissions and related fees, are estimated at $1.1 million.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

We, each of our officers and directors and certain principal stockholders that are not subject to the 365-day lock-up agreements referred to in the following sentence have agreed, with certain limited exceptions, not to sell or transfer any of our securities for 180 days after the date of the final prospectus without first obtaining the written consent of Bear, Stearns & Co. Inc. In addition, some of our stockholders have entered into similar lock-up agreements for a period of 365 days from the date of this prospectus, provided that these lock-up agreements will not apply to shares purchased in this offering. Specifically, pursuant to these lock-up agreements we and these other individuals have agreed not to directly or indirectly:

  •
  offer, sell or contract to offer or sell any common stock, any other equity security of Favrille or any of our subsidiaries, and any security convertible into, or exercisable or exchangeable for, any common stock or other such equity security;

  •
  solicit offers to purchase any such securities;

  •
  grant any call option with respect to any such securities;

  •
  purchase any put option with respect to any such securities;

  •
  pledge, borrow or otherwise dispose of any such securities;

  •
  establish or increase any "put equivalent position" with respect to any such securities;

  •
  liquidate or decrease any "call equivalent position" with respect to any such securities; or

  •
  enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequences of ownership of any of such securities, whether such transaction is to be settled by delivery of such securities, other securities, cash or other consideration.

Notwithstanding the foregoing, if (1) during the last 17 days of the applicable lock-up restriction period we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the applicable lock-up restriction period, we announce that we will release earnings results during the 16 day period beginning on the last day of the applicable lock-up period, the above restrictions shall continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The lockup provisions do not prevent a security holder from transferring such securities by bona fide gift or by will or intestate succession to his or her immediate family or to a trust, the sole beneficiary of which is one or more of the security holder and his or her immediate family. Bear, Stearns & Co. Inc. may waive this lockup without public notice. This lockup provision does not limit our ability to grant options to purchase common stock under our stock option plans.

Certain of our existing stockholders, including Alloy Corporate 2000, L.P., Forward Ventures IV L.P., Sanderling Venture Partners V, L.P., and their affiliates, have indicated an interest in purchasing up to aggregate of $15 million of common stock in this offering. However, because indications of interest are not binding agreements or commitments to purchase, these stockholders may elect not to purchase any shares in this offering.

The underwriters have reserved for sale, at the initial public offering price, up to 5.0% of the shares of our common stock being offered for sale in this offering for our employees and their families and other persons associated with us who express an interest in purchasing these shares of common stock in this offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same terms as the other shares offered in this offering.

We have applied for quotation on the Nasdaq National Market under the symbol "FVRL."

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. Other than any prospectus made available in electronic format in this manner, the information on any web site containing the prospectus is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in such capacity and should not be relied on by prospective investors.

In connection with the offering, some participants in the offering may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve sales by the underwriters of common stock in excess of the number of shares required to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. The underwriters may also make "naked" short sales, or sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from an underwriter or syndicate member when the underwriters repurchase shares originally sold by that underwriter or syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq National Market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our financial operating information in recent periods, and market prices of securities and financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Needham Capital SBIC III, L.P., Needham Capital Partners III (Bermuda), L.P. and Needham Capital Partners IIIA, L.P., affiliates of Needham & Company, Inc., purchased an aggregate of 419,066 shares of our Series C preferred stock for an aggregate purchase price of $3.0 million in April 2004.

LEGAL MATTERS

The validity of our shares of common stock being offered by this prospectus and certain other legal matters will be passed upon for us by Cooley Godward LLP, San Diego, California. Certain legal matters relating to the offering will be passed upon for the underwriters by Latham & Watkins LLP, San Diego, California. As of the date of this prospectus, Cooley Godward and GC&H Investments and GC&H Investments, LLC, two investment partnerships composed of certain partners of and persons associated with Cooley Godward, beneficially owned 71,628 shares, or approximately 0.5%, of our common stock (on an as-converted basis).

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, have audited our financial statements at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, NW, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.

FAVRILLE, INC.

(a development stage company)

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2002 and 2003 and September 30, 2004 (unaudited)	F-3

Statements of Operations for the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004 (unaudited) and the period from January 21, 2000 (inception) to September 30, 2004 (unaudited)	F-4

Statements of Stockholders' Equity (Deficit) for the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2004 (unaudited) and the period from January 21, 2000 (inception) to September 30, 2004 (unaudited)	F-5

Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004 (unaudited) and the period from January 21, 2000 (inception) to September 30, 2004 (unaudited)	F-6
Notes to Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Favrille, Inc.

We have audited the accompanying balance sheets of Favrille, Inc. (a development stage company) (the Company) as of December 31, 2002 and 2003, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Favrille, Inc. at December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Diego, California
March 2, 2004,
except for Note 9, as to which the date is
January 24, 2005

FAVRILLE, INC.

(a development stage company)

BALANCE SHEETS

(in thousands, exept share and per share data)

	December 31,
			September 30, 2004	Pro Forma Convertible Preferred Stock and Stockholders' Equity at September 30, 2004
	2002	2003
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$10,030	$5,610	$32,831
Receivable from employees	34	34	3
Receivable, other	—	239	32
Prepaid expenses and other current assets	220	539	732

Total current assets	10,284	6,422	33,598
Property and equipment, net	1,522	6,505	9,112
Receivable from employee, less current portion	30	—	—
Restricted cash	76	1,658	1,606
Other assets	86	347	400

Total assets	$11,998	$14,932	$44,716

Liabilities and stockholders' equity (deficit)
Current liabilities:
Accounts payable and accrued liabilities	$734	$1,400	$1,946
Current portion of debt	324	1,556	2,166

Total current liabilities	1,058	2,956	4,112
Debt, less current portion	207	3,501	4,179
Deferred rent	6	197	645
Commitments and contingencies
Redeemable convertible preferred stock, $0.001 par value:
Authorized shares, actual—none at December 31, 2002 and 2003 and 6,286,014 at September 30, 2004 (unaudited); none pro forma (unaudited)
Issued and outstanding shares—none at December 31, 2002 and 2003, and 6,140,188 at September 30, 2004 (unaudited); none pro forma (unaudited); liquidation preference of $43,956 at September 30, 2004 (unaudited); none pro forma (unaudited)	—	—	43,651	$—
Stockholders' equity (deficit):
Convertible preferred stock, $0.001 par value:
Authorized shares, actual—3,850,492, 7,013,387 and 5,535,213, at December 31, 2002, 2003 and September 30, 2004 (unaudited), respectively; none pro forma (unaudited)
Issued and outstanding shares—3,823,373 at December 31, 2002 and 5,505,330 at December 31, 2003 and September 30, 2004 (unaudited); none pro forma (unaudited); liquidation preference of $33,522 at December 31, 2003 and September 30, 2004 (unaudited); none pro forma (unaudited)	4	6	6	—
Common stock, $0.001 par value:
Authorized shares, actual—5,783,133, 8,963,855 and 15,402,410, at December 31, 2002, 2003, September 30, 2004 (unaudited), and 75,000,000 pro forma (unaudited);
Issued and outstanding shares—938,174 at December 31, 2002, 981,096 at December 31, 2003, 1,685,067 at September 30, 2004 (unaudited), and 13,862,383 pro forma (unaudited)	1	1	2	13
Additional paid-in capital	22,875	35,119	72,247	115,893
Deferred stock-based compensation	—	(1,440)	(8,151)	(8,151)
Note receivable from stockholder	(96)	(96)	(96)	(96)
Deficit accumulated during the development stage	(12,057)	(25,312)	(71,879)	(71,879)

Total stockholders' equity (deficit)	10,727	8,278	(7,871)	$35,780

Total liabilities and stockholders' equity (deficit)	$11,998	$14,932	$44,716

See accompanying notes.

FAVRILLE, INC.

(a development stage company)

STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

						Period from January 21, 2000 (inception) to September 30, 2004
	Years ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)		(unaudited)
Operating expenses:
Research and development	$2,635	$5,308	$10,492	$7,217	$12,877	32,137
General and administrative	1,190	2,017	2,392	1,673	3,519	9,479
Amortization of stock-based compensation:
Research and development	—	—	114	58	836	950
General and administrative	—	—	41	20	838	879

Total operating expenses	3,825	7,325	13,039	8,968	18,070	43,445
Interest income	134	167	108	85	229	771
Interest expense	(67)	(88)	(332)	(191)	(602)	(1,089)
Other income	—	—	8	8	12	20

Total other income (expense), net	67	79	(216)	(98)	(361)	(298)

Net loss	(3,758)	(7,246)	(13,255)	(9,066)	(18,431)	(43,743)
Deemed dividend—beneficial conversion feature for Series C redeemable convertible preferred stock	—	—	—	—	(28,103)	(28,103)
Accretion of Series C redeemable convertible preferred stock issuance costs	—	—	—	—	(33)	(33)

Net loss applicable to common stockholders	$(3,758)	$(7,246)	$(13,255)	$(9,066)	$(46,567)	$(71,879)

Historical net loss per share:
Basic and diluted	$(8.51)	$(11.87)	$(16.97)	$(11.93)	$(46.19)

Weighted-average shares—basic and diluted	441,608	610,709	781,054	760,094	1,008,098

Pro forma net loss per share (unaudited):
Basic and diluted			$(2.42)		$(4.38)

Weighted-average shares—basic and diluted			5,474,933		10,629,172

See accompanying notes.

FAVRILLE, INC.

(a development stage company)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

Period from January 21, 2000 (inception) to September 30, 2004

(in thousands, except share and per share data)

	Convertible Preferred Stock							Deficit Accumulated During the Development Stage
			Common stock				Note Receivable from Stockholder		Total Stockholders' Equity (Deficit)
					Additional Paid-In Capital	Deferred Stock-Based Compensation
	Shares	Amount	Shares	Amount
Issuance of common stock for cash, in January, April and May, at $0.001 par value	—	$—	588,713	$1	$2	$—	$—	$—	$3
Issuance of Series A Convertible Preferred Stock, in May and June, at approximately $5.19 per share, net of issuance costs of $89,000	1,156,610	1	—	—	5,910	—	—	—	5,911
Net loss and comprehensive loss	—	—	—	—	—	—	—	(1,053)	(1,053)

Balance at December 31, 2000	1,156,610	1	588,713	1	5,912	—	—	(1,053)	4,861
Issuance of common stock for cash, in January and May, at approximately $0.52 per share	—	—	50,119	—	26	—	—	—	26
Exercise of options to purchase common stock at approximately $0.52 per share	—	—	39,128	—	20	—	—	—	20
Issuance of warrant, in March, in conjunction with credit agreement	—	—	—	—	22	—	—	—	22
Repurchase of common stock at approximately $0.005 per share	—	—	(2,120)	—	—	—	—	—	—
Net loss and comprehensive loss	—	—	—	—	—	—	—	(3,758)	(3,758)

Balance at December 31, 2001	1,156,610	1	675,840	1	5,980	—	—	(4,811)	1,171
Issuance of common stock for cash in April, 19,274 and 9,638 shares at approximately $0.62 and $0.52 per share, respectively	—	—	28,912	—	17	—	—	—	17
Issuance of Series B Convertible Preferred Stock, in April through June, at approximately 6.33 per share, net of issuance costs of $136,000	2,563,605	3	—	—	16,085	—	—	—	16,088
Conversion of Promissory Notes, in April, into Series B stock at approximately $6.33 per share	103,123	—	—	—	653	—	—	—	653
Non-cash stock compensation	—	—	—	—	18	—	—	—	18
Issuance of common stock, in April, for license agreement	—	—	40,867	—	21	—	—	—	21
Issuance of options related to consulting agreement	—	—	—	—	1	—	—	—	1
Exercise of options to purchase common stock at approximately $0.52 per share	—	—	196,474	—	102	—	(96)	—	6
Repurchase of common stock at approximately $0.52 per share	—	—	(3,919)	—	(2)	—	—	—	(2)
Net loss and comprehensive loss	—	—	—	—	—	—	—	(7,246)	(7,246)

Balance at December 31, 2002	3,823,338	4	938,174	1	22,875	—	(96)	(12,057)	10,727
Issuance of Series B-2 Convertible Preferred Stock at approximately $6.33 per share, net of issuance costs of $122,000	1,681,992	2	—	—	10,522	—	—	—	10,524
Issuance of common stock, in September, for license agreement	—	—	38,553	—	24	—	—	—	24
Issuance of options related to consulting agreement	—	—	—	—	16	—	—	—	16
Issuance of warrant, in April, in conjunction with credit agreement	—	—	—	—	84	—	—	—	84
Exercise of options to purchase common stock at approximately $0.52 and $0.62 per share	—	—	6,056	—	4	—	—	—	4
Repurchase of common stock at approximately $0.52 per share	—	—	(1,687)	—	(1)	—	—	—	(1)
Deferred stock-based compensation related to issuance of stock options to employees	—	—	—	—	1,595	(1,595)	—	—	—
Amortization of stock-based compensation	—	—	—	—	—	155	—	—	155
Net loss and comprehensive loss	—	—	—	—	—	—	—	(13,255)	(13,255)

Balance at December 31, 2003	5,505,330	6	981,096	1	35,119	(1,440)	(96)	(25,312)	8,278
Issuance of options and warrant related to consulting agreement (unaudited)	—	—	—	—	169	—	—	—	169
Exercise of options to purchase common stock at approximately $0.52 and $0.62 per share (unaudited)	—	—	704,408	1	435	—	—	—	436
Exercise of warrant to purchase common stock at approximately $0.62 per share (unaudited)	—	—	9,638	—	6	—	—	—	6
Repurchase of common stock at approximately $0.52 and $0.62 per share (unaudited)	—	—	(10,075)	—	(6)	—	—	—	(6)
Issuance of warrant, in August, in conjunction with credit agreement (unaudited)	—	—	—	—	36	—	—	—	36
Deemed dividend—beneficial conversion feature for Series C redeemable convertible preferred stock (unaudited)	—	—	—	—	28,103	—	—	(28,103)	—
Deferred stock-based compensation related to issuance of stock options to employees (unaudited)	—	—	—	—	8,385	(8,385)	—	—	—
Accretion of Series C redeemable Preferred Stock issuance costs (unaudited)	—	—	—	—	—	—	—	(33)	(33)
Amortization of stock-based compensation (unaudited)	—	—	—	—	—	1,674	—	—	1,674
Net loss and comprehensive loss (unaudited)	—	—	—	—	—	—	—	(18,431)	(18,431)

Balance at September 30, 2004 (unaudited)	5,505,330	$6	1,685,067	$2	$72,247	$(8,151)	$(96)	$(71,879)	$(7,871)

See accompanying notes.

FAVRILLE, INC.

(a development stage company)

STATEMENTS OF CASH FLOWS
(in thousands)

				Nine months ended September 30,		Period from January 21, 2000 (inception) to September 30, 2004
	Years ended December 31,
	2001	2002	2003	2003	2004
				(unaudited)		(unaudited)
Operating activities
Net loss	$(3,758)	$(7,246)	$(13,255)	$(9,066)	$(18,431)	$(43,743)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	176	317	579	121	1,012	2,108
Issuance of options and warrant related to consulting agreements	—	1	16	10	169	186
Stock-based compensation	—	18	155	78	1,674	1,847
Non-cash interest expense	8	12	56	38	47	123
Issuance of restricted common stock for license	—	—	24	24	—	24
Deferred rent	6	(3)	191	43	448	645
Changes in operating assets and liabilities:
Receivables	—	(5)	—	—	31	(35)
Prepaid expenses and other assets	(75)	(172)	(490)	(204)	(206)	(989)
Accounts payable and accrued liabilities	(61)	522	666	884	546	1,946

Net cash used in operating activities	(3,704)	(6,556)	(12,058)	(8,072)	(14,710)	(37,888)
Investing activities
Purchases of property and equipment	(735)	(853)	(5,558)	(3,625)	(3,613)	(11,207)
Receivable, other	—	—	(239)	—	207	—
Receivable from employee	(90)	30	30	31	—	—
Other assets	—	—	(20)	—	—	(20)
Restricted cash	(44)	(31)	(1,582)	(1,556)	—	(1,710)
Sale of restricted cash	52	—	—	—	52	104

Net cash used in investing activities	(817)	(854)	(7,369)	(5,150)	(3,354)	(12,833)
Financing activities
Issuance of common stock	46	23	4	4	442	511
Proceeds from debt	1,000	—	5,432	3,690	2,764	9,200
Payments on debt	(168)	(296)	(952)	(605)	(1,533)	(2,948)
Issuance of preferred stock, net	—	16,088	10,524	10,524	43,618	76,148
Proceeds from issuance of convertible promissory note	—	650	—	—	—	650
Repurchase of restricted common stock	—	(2)	(1)	(1)	(6)	(9)

Net cash provided by financing activities	878	16,463	15,007	13,612	45,285	83,552

Net (decrease) increase in cash and cash equivalents	(3,643)	9,053	(4,420)	390	27,221	32,831
Cash and cash equivalents at beginning of period	4,620	977	10,030	10,030	5,610	—

Cash and cash equivalents at end of period	$977	$10,030	$5,610	$10,420	$32,831	$32,831

Supplemental disclosures of cash flow information:
Cash paid for interest	$35	$51	$220	$102	$536	$842

Supplemental non-cash financing activities:
Issuance of warrant related to line of credit agreement	$22	$—	$84	$—	$36	$142

Issuance of options and warrant related to consulting agreement	$—	$1	$16	$2	$169	$186

Issuance of preferred stock upon conversion of promissory note	$—	$650	$—	$—	$—	$650

Issuance of restricted common stock for license agreements	$—	$21	$24	$—	$—	$45

Deemed dividend—beneficial conversion feature for Series C redeemable convertible preferred stock	$—	$—	$—	$—	$28,103	$28,103

Accretion of Series C redeemable convertible preferred stock issuance costs	—	—	—	—	$33	$33

See accompanying notes.

FAVRILLE, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

(Information subsequent to December 31, 2003 and pertaining to September 30, 2004 and the nine months ended September 30, 2003 and 2004 is unaudited)

1. Organization and Summary of Significant Accounting Policies

Organization and Business

Favrille, Inc. (the Company or Favrille) was incorporated in Delaware on January 21, 2000. The Company is a biopharmaceutical company focused on the research, development and commercialization of targeted immunotherapies for the treatment of cancer and diseases of the immune system. The Company's proprietary technology enables it to manufacture active immunotherapy product candidates that are designed to stimulate a patient's immune system to mount a specific and sustained immune response to disease.

The Company is a development stage company in the initial stage of its operations, and since inception, the Company has been engaged in organizational activities, including: recruiting personnel; establishing office facilities; conducting research and development and obtaining financing. From inception through December 31, 2003 and September 30, 2004, the Company has incurred losses of $25.3 million and $43.7 million, respectively.

Interim Financial Information

The financial statements as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004 and for the period from January 21, 2000 (inception) to September 30, 2004 are unaudited. The unaudited financial statements have been prepared on the same basis as the audited financial statements, and, in the opinion of management, include all adjustments, consisting of only normal recurring accruals, necessary to state fairly the financial information set forth therein, in accordance with U.S. generally accepted accounting principles.

The results of operations for the interim period ended September 30, 2004 are not necessarily indicative of the results which may be reported for any other interim period or for the year ending December 31, 2004.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Unaudited Pro Forma Stockholders' Equity Presentation

The unaudited pro forma stockholders' equity at September 30, 2004 reflects the effect of the automatic conversion of all shares of convertible preferred stock and redeemable convertible preferred stock into 12,177,316 shares of common stock as though the completion of the planned initial public offering occurred on September 30, 2004. Common shares issued in such initial public offering and any related net proceeds are excluded from such pro forma information.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of less than three months when purchased to be cash equivalents. Cash equivalents are recorded at cost, which approximates market value.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk, consist primarily of cash and cash equivalents and restricted cash. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. Management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Fair Value of Financial Instruments

The carrying amount of cash equivalents, accounts payable and accrued expenses are considered to be representative of their respective fair value because of the short-term nature of those items. Based on the borrowing rates currently available to the Company for loans with similar terms, management believes the fair value of the long-term debt approximates its carrying value.

Property and Equipment

Property and equipment are stated on the basis of cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets (three to seven years). Leasehold improvements are stated at cost and amortized over the shorter of the life of the lease term or the useful life of the asset.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through the undiscounted future operating cash flows. If impairment is indicated, the Company measures the amount of such impairment by comparing the fair value to the carrying value. While the Company's current and historical operating losses and cash flows are indicators of impairment, the Company believes the future cash flows to be received from the long-lived assets will exceed the assets' carrying value. Accordingly, there have been no indicators of impairment through December 31, 2003 or September 30, 2004.

Deferred Rent

Rent expense is recorded on a straight-line basis over the term of the lease. The difference between rent expense and amounts paid under the lease agreements is recorded as deferred rent in the accompanying balance sheets.

Research and Development

Research and development are expensed as incurred, and costs consist primarily of costs associated with the clinical trials of the Company's product candidates, compensation and other expenses for research and development personnel, supplies and development materials, costs for consultants, facility costs, amortization of purchased technology and depreciation.

Patent Costs

Costs related to filing and pursuing patent applications are expensed as incurred as recoverability of such expenditures is uncertain.

Comprehensive Income (Loss)

In accordance with SFAS No. 130, Reporting Comprehensive Income, all components of comprehensive income (loss) are reported in the financial statements in the period in which they are recognized. Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income (loss) and other comprehensive income (loss), including foreign currency translation adjustments and unrealized gains and losses on investments, are reported, net of their related tax effect, to arrive at comprehensive income (loss). For the years ended December 31, 2001, 2002 and 2003, the nine months ended September 30, 2004 and the period from January 31, 2000 (inception) to September 30, 2004, comprehensive loss consisted entirely of the Company's net loss.

Stock-Based Compensation

The Company records compensation expense for employee stock options based upon their intrinsic value on the date of grant pursuant to Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. The Company establishes the exercise price based on the fair value of the Company's stock at the date of grant as determined by the Board of Directors (the Board). In determining the fair value of the common stock, the Board considered (i) the advancement of the Company's technology, (ii) the Company's financial position and (iii) the fair value of the Company's preferred stock as determined in arm's-length transactions. Therefore, the options have no intrinsic value upon grant and no expense is recorded upon issuance. With respect to certain options granted during 2003 and in the nine months ended September 30, 2004, the Company has recorded deferred compensation of $1.6 million and $8.4 million, respectively, for the incremental difference at the grant date between the fair value per share determined by the Board and the deemed fair value per share determined solely for financial reporting purposes. Deferred stock-based compensation is recognized and amortized on a straight-line basis over the vesting period of the related options, generally four years.

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation from the intrinsic value-based method of accounting prescribed by APB No. 25. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123. The Company adopted the disclosure requirements of SFAS No. 148 effective December 31, 2003.

Pro forma information regarding net loss is required by SFAS No. 123 and has been determined as if the Company had accounted for its stock-based employee compensation under the fair value method prescribed in SFAS No. 123. The fair value of the options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions for the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004: weighted-average risk-free interest rates of 4.72%, 3.88%, 3.04%, 2.95% and 2.79%, respectively, dividend yields of 0%, expected volatility of 70%, and a weighted-average expected life of the option of five years for the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2003, and a weighted-average expected life of four years for the nine months ended September 30, 2004. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the related options.

The Company accounts for stock option grants and similar equity instruments granted to non-employees under the fair value method, in accordance with Emerging Issues Task Force (EITF) Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services and SFAS No. 123.

Had compensation cost for the Company's outstanding employee stock options been determined based on the fair value at the grant dates for those options consistent with the provisions of SFAS No. 123,

the pro forma effects of stock-based compensation on net loss and basic and diluted net loss per share would have been changed to the following:

						Period from January 21, 2000 (inception) to September 30, 2004
	Years ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
	(in thousands, except per share data)
Net loss applicable to common stockholders as reported:	$(3,758)	$(7,246)	$(13,255)	$(9,066)	$(46,567)	$(71,879)
Add: Stock-based employee compensation expense included in net loss	—	—	155	78	1,674	1,829
Deduct: Stock-based employee compensation expense determined under fair value method for all awards	(3)	(23)	(192)	(102)	(1,710)	(1,927)

Pro forma net loss applicable to common stockholders	$(3,761)	$(7,269)	$(13,292)	$(9,090)	$(46,603)	$(71,977)

Net loss per share:
As reported—Basic and Diluted	$(8.51)	$(11.87)	$(16.97)	$(11.93)	$(46.19)	$(71.30)
Pro forma—Basic and Diluted	$(8.51)	$(11.90)	$(17.02)	$(11.96)	$(46.23)	$(71.40)

The pro forma effect on net loss for all periods presented may not be representative of the pro forma effect on reported net income or loss in future years due to the uncertainty of stock option grant volume and potential change in assumptions driven by market factors.

Income Taxes

In accordance with SFAS No. 109, Accounting for Income Taxes, a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured on the balance sheet date based upon enacted tax rates, which will be in effect when these differences reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period such tax rate changes are enacted. A valuation allowance is established when necessary to reduce deferred tax assets when it is more likely than not that the assets will not be realized.

Net Loss per Common Share

The Company calculated net loss per share in accordance with SFAS No. 128, Earnings per Share and Staff Accounting Bulletin (SAB) No. 98. Basic earnings per share (Basic EPS) is calculated by dividing net income or loss by the weighted-average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted earnings per share (Diluted EPS) is computed by dividing net income or loss by the weighted-average number of common equivalent shares outstanding for the period determined using the treasury-stock method. For purposes of this calculation, common stock subject to repurchase by the Company, preferred stock, options and warrants are considered to be common stock equivalents and are only included in the calculation of diluted earnings per share when their effect is dilutive. Under the provisions of SAB No. 98, common shares issued for nominal consideration (as defined), if any, would be included in the per share calculations as if they were outstanding for all periods presented. No common shares have been issued for nominal consideration.

Pro forma net loss per share has been calculated as described above. The pro forma shares used to compute basic and diluted net loss per share represent the weighted-average common shares outstanding, reduced by the weighted-average unvested common shares subject to repurchase, and include the assumed automatic conversion of all outstanding shares of preferred stock that will automatically convert into shares of common stock upon the closing of the initial public offering (Note 9) using the as-if converted method as of January 1, 2003 or the date of issuance, if later.

	Years ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
	(in thousands, except share and per share data)
Historical:
Numerator:
Net loss	$(3,758)	$(7,246)	$(13,255)	$(9,066)	$(18,431)
Deemed dividend—beneficial conversion feature for Series C redeemable convertible preferred stock	—	—	—	—	(28,103)
Accretion of Series C redeemable convertible stock issuance costs	—	—	—	—	(33)

Net loss applicable to common stockholders	$(3,758)	$(7,246)	$(13,255)	$(9,066)	$(46,567)

Denominator:
Weighted-average common shares	639,814	862,824	950,600	940,302	1,480,901
Weighted-average unvested common shares subject to repurchase	(198,206)	(252,115)	(169,546)	(180,208)	(472,803)

Denominator for basic and diluted earnings per share	441,608	610,709	781,054	760,094	1,008,098

Basic and diluted net loss per share	$(8.51)	$(11.87)	$(16.97)	$(11.93)	$(46.19)

Pro forma:
Pro forma net loss applicable to common stockholders (unaudited)			$(13,255)		$(46,567)

Pro forma basic and diluted net loss per share (unaudited)			$(2.42)		$(4.38)

Shares used above			781,054		1,008,098
Pro forma adjustments to reflect weighted-average affect of conversion of preferred stock (unaudited)			4,693,879		9,621,074

Pro forma shares used to compute basic and diluted net loss per share (unaudited)			5,474,933		10,629,172

	As of December 31,			As of September 30,
	2001	2002	2003	2003	2004
Historical outstanding antidilutive securities not included in diluted net loss per share calculation:
Redeemable convertible preferred stock	—	—	—	—	6,140,188
Convertible preferred stock	1,156,610	3,823,338	5,505,330	5,505,330	5,505,330
Common stock subject to repurchase	173,913	242,831	127,865	144,720	547,872
Options to purchase common stock	30,452	191,139	469,301	325,068	1,052,360
Stock warrants	7,710	7,710	49,108	49,108	47,057

	1,368,685	4,265,018	6,151,604	6,024,226	13,292,807

Segment Information

The Company adopted the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 requires public companies to report financial and descriptive information about their reportable operating segments. The Company identifies its operating segments based on how management internally evaluates separate financial information, business activities and management responsibility. The Company believes it operates in a single business segment, therefore this standard did not have a material impact on the Company's financial statements.

Recent Accounting Pronouncements

FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45), was issued in November 2002. FIN 45 requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under that guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002, and are applicable to certain guarantees issued before December 31, 2002. We adopted FIN 45 disclosure requirements as of December 31, 2002. The adoption of the provisions for recognition and initial measurement did not have a material impact on our financial position or results of operations.

The FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), in January 2003 and amended the Interpretation in December 2003. FIN 46 requires an investor with a majority of the variable interests (primary beneficiary) in a variable interest entity (VIE) to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the voting equity investors do not have a controlling financial interest or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties. Development stage entities that have sufficient equity invested to finance the activities they are currently engaged in and entities that are businesses, as defined in the Interpretation, are not considered VIEs. The provisions of FIN 46 were effective immediately for all arrangements entered into with new VIEs created after January 31, 2003. The adoption of FIN 46 did not have a material effect on the Company's financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity, including redeemable convertible preferred stock. This statement is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the interim period commencing July 1, 2003, except for mandatory redeemable financial instruments of nonpublic companies. As of and for the year ended December 31, 2003, the adoption of SFAS No. 150 did not have a material effect on the Company's financial position or results of operations.

2. Balance Sheet Details

Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31,
			September 30, 2004
	2002	2003
Lab equipment	$1,409	$2,471	$3,516
Manufacturing equipment	79	1,137	2,022
Computer, software and office equipment	395	872	1,352
Leasehold improvements	86	2,587	4,230
Construction in process	66	527	—

	2,035	7,594	11,120
Accumulated depreciation and amortization	(513)	(1,089)	(2,008)

	$1,522	$6,505	$9,112

Total depreciation expense, including amortization for assets under a capital lease, for the years ended December 31, 2001, 2002 and 2003, the nine months ended September 30, 2003 and 2004 and the period from January 21, 2000 (inception) to September 30, 2004 was $176,000, $315,000, $575,000, $394,000, $1.0 million and $2.1 million, respectively.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following (in thousands):

	December 31,
			September 30, 2004
	2002	2003
Accounts payable	$67	$463	$830
Accrued clinical trial costs	116	132	97
Accrued compensation	175	337	488
Accrued liabilities	376	468	531

	$734	$1,400	$1,946

3. Commitments and Contingencies

Equipment Lines of Credit

During 2001, the Company borrowed $1.0 million under an equipment line of credit facility through three draws. Borrowings under the line of credit bear interest at rates ranging from 9.84% to 11.07% per annum and are collateralized by the financed equipment. Principal and interest, related to each draw, are payable monthly over 36 months, and the Company is required to make a final balloon payment equal to 5.75% of the original principal amount of each drawdown. As of December 31, 2003 and September 30, 2004 (unaudited), the Company was in compliance with the terms of the line of credit agreement.

During March 2003, the Company entered into a loan and security agreement under which the lender agreed to extend to the Company a line of credit equal to $7.0 million. The agreement states that any proceeds are to be used solely for the purchase of eligible equipment and certain leasehold improvements. As of December 31, 2003 and September 30, 2004, the Company had borrowings under the loan and security agreement totaling $5.4 million and $5.1 million, respectively. Borrowings under the line of credit bear interest at rates ranging from 11.44% to 14.66% per annum and are collateralized by certain items of the financed equipment. Principal and interest, related to each draw, are payable monthly over 36 months or 42 months, and the Company is required to make final terminal payments equal to 7.50% or 12.75% of the original principal amount of each drawdown. The loan and security agreement subjects the Company to certain financial and non-financial covenants. As of December 31, 2003 and September 30, 2004 (unaudited), the Company was in compliance with the terms of the loan and security agreement.

Future minimum principal payments due under the above line of credit and loan and security agreements are as follows at December 31 (in thousands):

2004	$1,599
2005	1,535
2006	1,426
2007	423

Total	4,983
Less: Amounts representing debt discount	83

Net loan	4,900
Less: Current portion	1,543

Long-term portion	$3,357

The current portion and long-term portion, above, excludes $13,000 and $20,000, respectively, in capital leases payments, included in the capital lease disclosures. In addition, the long-term portion excludes $124,000 related to the last payment on each loan, pursuant to the respective loan agreements, which was prepaid and is included in other assets in the accompanying balance sheets.

In January and February 2004, the Company borrowed the remaining $1.6 million under the loan and security agreement. Future minimum principal payments due under the subsequent draws are as follows:

2004	$358
2005	389
2006	443
2007	419

Total	1,609
Less: Current portion	358

Long-term portion	$1,251

Leases

The Company leased its research facilities from a related party (Note 8) under a non-cancelable operating lease that expired on March 31, 2004. The lease required the Company to pay for its share of maintenance, insurance and property taxes. As a security deposit for the facility lease, the Company executed a letter of credit in favor of the landlord, secured by a certificate of deposit for approximately $45,000. The certificate of deposit is included in restricted cash in the balance sheets for the years ended December 31, 2002 and 2003.

In January 2003, the Company entered into a 15 and one-half year lease for approximately 49,000 square feet of manufacturing, laboratory and office space. The lease has stated increases over the lease term. Under the terms of the lease agreement, the Company was required to pay a security deposit of approximately $152,000 and execute a $1.5 million letter of credit in favor of the landlord, which is secured by a restricted investment in money market funds. The restricted investment is included in restricted cash in the accompanying balance sheets. Beginning February 1, 2006, the letter of credit will increase under the terms of the lease, unless the Company meets certain financial criteria, which will result in the letter of credit amount being decreased. The lease requires the Company to pay for its share of maintenance, insurance and property taxes.

Future annual minimum payments under capital leases and non-cancelable operating leases are as follows at December 31 (in thousands):

	Operating Leases	Capital Leases
2004	$1,659	$15
2005	1,630	15
2006	1,690	6
2007	1,761	—
2008	1,980	—
Thereafter	22,994	—

Total minimum lease payments	$31,714	36

Less: Amount representing interest		3

Present value of future minimum lease payments		33
Less: Current portion		13

Long-term portion		$20

Rental expense, including equipment rental, for the years ended December 31, 2001, 2002 and 2003, the nine months ended September 30, 2003 and 2004 and the period from January 21, 2000 (inception) to September 30, 2004 and was $377,000, $429,000, $1.3 million, $667,000, $1.8 million and $4.1 million, respectively.

In January 2004, the Company entered into two capital leases with terms of 60 months and 36 months, respectively. The capital leases bear annual interest rates of 5.06% and 19.79%, respectively, with interest and principal due monthly. Future annual minimum payments under capital leases entered into subsequent to December 31, 2003 are as follows (in thousands):

Capital Leases
2004	$31
2005	29
2006	27
2007	5
2008	5

Total minimum lease payments	97
Less: Amount representing interest	19

Present value of future minimum lease payments	78
Less: Current portion	22

Long-term portion	$56

4. License Agreements

In April 2002, the Company issued 40,867 shares of restricted common stock to a company whose major stockholder is a founder of Favrille, in exchange for a worldwide, perpetual, royalty-free license for certain technology. The fair value attributed to the license of $21,000 was based on the fair value of the common stock as determined by the Board and is included in other assets and is being amortized over the estimated life of the technology, which is five years. Amortization of approximately $2,800, $4,200, $3,200, $3,200 and $10,200 has been recorded as research and development expense during the years ended December 31, 2002 and 2003, the nine months ended September 30, 2003 and 2004 and the period from January 21, 2000 (inception) to September 30, 2004, respectively.

In September 2003, the Company entered into an exclusive license and intellectual property assignment agreement with a non-profit organization with which the Company shares a common director (the License Agreement). Under the terms of the License Agreement, the Company licensed certain intellectual property developed and or acquired by one of the Company's founders while he was an employee of the licensor. In consideration for the licensed technology, the Company issued an aggregate of 38,553 shares of common stock to the licensor and one of its collaborators. The fair value attributed to the license of $24,000 was based on the fair value of the common stock as determined by the Board. The fair value of the license was charged to research and development expense in the accompanying statements of operations in 2003 due to the early stage of development of the technology and the lack of alternative future uses for it.

In December 2003, the Company entered into a non-exclusive worldwide fee-bearing royalty-free license agreement for certain patent rights. In consideration for the patent rights, the Company paid an initial fee of $20,000 and the first annual payment of $10,000 upon execution of the agreement in 2003 and is committed to annual payments of $10,000 through the Company's clinical development period

(anticipated to end in 2007) and, after commercialization of its first product candidate, an aggregate of $225,000 in annual fees and a milestone payment. The annual payment is recorded as research and development expense. The initial fee has been recorded as a license fee and is amortized to research and development expense over a five-year period, the estimated life of the technology. Expense related to the license agreement for the year ended December 31, 2003, the nine months ended September 30, 2004 and the period from January 21, 2000 (inception) to September 30, 2004 totaled approximately $1,200, $10,500 and $11,700, respectively.

5. Stockholders' Equity

Convertible Preferred Stock

The authorized, issued and outstanding shares of convertible preferred stock (Preferred Stock) by series are as follows as of December 31, 2003 (in thousands):

	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference
Series A	1,164	1,156	$6,000
Series B	2,689	2,667	16,877
Series B-2	3,160	1,682	10,645

	7,013	5,505	$33,522

In May and June 2000, the Company issued 1.2 million shares of Series A Preferred Stock (Series A) for proceeds of $5.9 million, net of issuance costs of approximately $89,000.

In April through June 2002, the Company issued 2.7 million shares of Series B Preferred Stock (Series B) for proceeds of $16.1 million, net of issuance costs of approximately $136,000. In addition, 535,000 Series B shares were issued upon the conversion of a bridge loan of $650,000 plus accrued interest of $2,657.

In June through August 2003, the Company issued 1.7 million shares of Series B-2 Preferred Stock (Series B-2) for proceeds of $10.5 million, net of stock issuance costs of approximately $122,000.

  Voting

Each holder of the Preferred Stock shall be entitled to the number of votes equal to the number of shares of common stock issuable upon conversion of such shares of Preferred Stock and shall have voting rights and powers equal to the voting rights and powers of the common stock (except as required by law), voting together with the common stock as a single class. Each holder of common stock shall be entitled to one vote for each share of common stock held.

With regard to certain issues, the holder of the Series B and B-2 shares will vote as a separate class and not together with the holders of the Series A shares or common stock, except as required by law.

Similarly, with regard to certain issues, the holders of the Series A shares will vote as a separate class and not together with the holders of the Series B and B-2 shares or common stock, except as required by law.

  Conversion

Series A, Series B and Series B-2 stock are convertible into shares of common stock at the option of the holder, initially, on a one-for-one basis.

The Preferred Stock shall automatically convert into shares of common stock, based on the then-effective applicable series conversion price, i) at any time upon the affirmative election of the holders of at least 66 2/3% of each of the Series A, Series B or Series B-2 stock; or ii) immediately at such time as 25% or less of each class of Preferred Stock authorized remains outstanding or iii) immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the Act), covering the offer and sale of common stock for the account of the corporation in which a) the per share price is at least $25.32 per share (as adjusted) and b) gross cash proceeds to the corporation are at least $20 million (Note 9).

The conversion price of Series B shares is subject to adjustment using a broad-based weighted-average formula and the conversion price of the Series B-2 shares is subject to a full-ratchet formula in the event the Company issues additional shares of common stock at a price less than approximately $6.33 per share.

  Dividends

Holders of the Series B and B-2 preferred stock are entitled to receive non-cumulative dividends, when and as declared by the Board, in preference to the holders of Series A shares and common stock. The dividends are to be paid out of legally available funds at the rate of eight percent of the applicable original issuance price, or approximately $6.33, per annum on each outstanding share of Series B and B-2 shares (as adjusted for any stock dividends, combinations or splits with respect to such shares). The holders of the Series B and B-2 shares are entitled to participate pro rata in any dividends paid on the common stock. To date, the Company has not declared any dividends.

  Liquidation

In the event of liquidation, the Series B and B-2 stockholders are entitled to receive, in preference to the holders of the Series A and common stock, a liquidation preference equal to approximately $6.33 per share plus declared but unpaid dividends. After payment of the liquidation preference to Series B and B-2 stockholders, the Series A stockholders are entitled to receive a liquidation preference equal to approximately $5.19 per share plus declared but unpaid dividends. After such liquidation preference payments, all remaining assets from liquidation are to be paid to the common stockholders according to the number of shares held.

Common Stock

The majority of the outstanding shares of common stock have been issued to the founders, directors, employees and consultants to the Company.

Restricted Stock

In January 2000, the Company issued approximately 396,000 restricted shares of the Company's common stock to certain employees with vesting over a three-year period. During 2001 and 2002, the Company issued an additional 50,119 and 9,639, respectively, of restricted shares of common stock to certain directors and consultants. The restricted stock vests monthly, over a period of two to four years. In addition, during 2001, 2002, 2003 and the nine months ended September 30, 2004, the Company issued 35,996, 194,178, 5,064 and 563,800 shares, respectively, of restricted shares of common stock upon the early exercise of stock options, as noted below. The options generally vest over four years. Included in the restricted stock issued in 2002 are 185,060 shares of common stock issued upon the early exercise of options by an officer of the Company through a full recourse promissory note for $96,000. The note receivable from stockholder is reflected in stockholders' equity in the accompanying balance sheets. During the years ended December 31, 2001, 2002, 2003 and the nine months ended September 30, 2004, the Company had repurchased approximately 2,120, 3,919, 1,687 and 10,075 unvested shares, respectively. As of December 31, 2003 and September 30, 2004, 128,581 shares and 534,702 shares, respectively, were unvested and subject to repurchase by the Company. In addition to the above noted restricted stock, the Company issued 79,420 shares of restricted stock under certain license agreements, which are not subject to vesting restrictions.

Stock Options

In October 2003, the Company amended its 2001 Equity Incentive Plan (the Equity Incentive Plan) to increase the shares reserved for the grant of common stock pursuant to incentive and non-statutory stock options, stock bonuses or sales of restricted stock from approximately 725,000 to 1.1 million. Options granted under the Equity Incentive Plan generally expire no later than ten years from the date of grant (five years for a 10% stockholder). Options generally vest over a period of four years. In 2001, 2002 and 2003 and in the nine month period ended September 30, 2004 all options granted under the Equity Incentive Plan allowed for early exercise prior to the option becoming fully vested.

The exercise price of incentive stock options must be equal to at least the fair value of the Company's common stock on the date of grant, and the exercise price of non-statutory stock options may be no less than 85% of the fair value of the Company's common stock on the date of grant. The exercise price of any option granted to a 10% stockholder may not be less than 110% of the fair value of the Company's common stock on the date of grant.

The stock option activity is summarized below (shares in thousands):

	Shares	Approximate Weighted-average exercise price
Outstanding at December 31, 2000	—	$—
Granted	69	0.52
Exercised	(39)	0.52
Cancelled	—	—

Outstanding at December 31, 2001	30	0.52
Granted	361	0.63
Exercised	(196)	0.52
Cancelled	(4)	0.54

Outstanding at December 31, 2002	191	0.61
Granted	312	0.63
Exercised	(6)	0.60
Cancelled	(28)	0.63

Outstanding at December 31, 2003	469	0.62
Granted	1,297	0.63
Exercised	(705)	0.63
Cancelled	(9)	0.62

Outstanding at September 30, 2004	1,052	0.63

The weighted-average fair value of options granted during 2001, 2002 and 2003, the nine months ended September 30, 2003 and 2004, and for the period from January 31, 2000 (inception) to September 30, 2004 was $0.31, $0.31, $6.17, $5.97, $6.64 and $5.23, respectively. At December 31, 2003 and September 30, 2004, all outstanding options were exercisable, and options to purchase 88,559 shares and 208,468 shares respectively, were vested. Exercise prices of outstanding options at December 31, 2003 and September 30, 2004 ranged from approximately $0.52 to $0.63 and $0.52 to $0.73 per share, respectively. The weighted-average remaining contractual life of the options outstanding at December 31, 2003 and September 30, 2004 was 9.23 years and 9.34 years, respectively.

At December 31, 2003 and September 30, 2004, approximately 399,000 shares and 216,000 shares, respectively, remained available for future issuance or grant under the Equity Incentive Plan.

The employment agreement with the Company's President and CEO provides for him to receive additional stock option grants to purchase the Company's common stock in an amount necessary to maintain a minimum of a 3% equity ownership on a fully-diluted basis. This right to additional stock option grants will not extend beyond certain events including the effective date of an initial public offering of the Company's common stock. To effectuate the right, the Company may be required to grant additional options to purchase the Company's common stock to maintain this 3% ownership. For the year ended December 31, 2003 and the nine months ended September 30, 2004, the Company issued approximately 44,321 and 210,090 additional options, respectively, in order to maintain this percentage ownership.

Warrants

In March 2001, in conjunction with its line of credit agreement, the Company issued a warrant to purchase up to an aggregate of 7,710 shares of the Company's Series A Preferred Stock at an exercise price of approximately $5.19 per share. The warrant is exercisable through the later of March 15, 2008 or five years after the Company's initial public offering. The Company determined the fair value of the warrant on the grant date, using the Black-Scholes pricing model, of $22,400, which is recorded as a debt discount and is being amortized over the term of the line of credit. The assumptions used in determining the fair value of the warrants were a risk-free interest rate of 4.3%; dividend yield of 0%; expected volatility of 60%; and an expected life of five years. Amortization of approximately $7,900, $9,100, $4,900, $4,100, $500 and $22,400 was recorded as interest expense during the years ended December 31, 2001, 2002 and 2003, the nine months ended September 30, 2003 and 2004, and for the period from January 21, 2000 (inception) to September 30, 2004, respectively. As of September 30, 2004, the warrant remained outstanding.

In March 2003, in conjunction with its loan and security agreement, the Company issued warrants to purchase up to an aggregate of approximately 22,121 shares of the Company's Series B Preferred Stock at an exercise price of approximately $6.33 per share. The warrants are exercisable through March 20, 2010. The Company determined the fair value of the warrants on the grant date, using the Black-Scholes pricing model, of $83,796, which is recorded as a debt discount and is being amortized over the term of the loan and security agreement. The assumptions used in determining the fair value of the warrants were a risk-free interest rate of 3.0%; dividend yield of 0%; expected volatility of 70%; and an expected life of five years. Amortization of approximately $32,000, $21,000, $28,000 and $60,000 was recorded as interest expense during the year ended December 31, 2003, the nine months ended September 30, 2003 and 2004, and for the period from January 21, 2000 (inception) to September 30, 2004, respectively. As of September 30, 2004, the warrants remained outstanding.

In April 2003, in conjunction with the execution of a consulting agreement with one of the Company's investors, the Company issued a warrant for the purchase of up to 19,277 shares of the Company's common stock at an exercise price of $0.63 per share. The warrant expires upon the earlier of seven years or (i) an initial public offering of securities registered under the Act, (ii) a sale of all or substantially all of the assets of the Company or (iii) another termination event as defined in the warrant agreement. During the term of the consulting agreement, 50% of the shares vest subject to the consultant providing the Company with a qualifying transaction, an agreement with one or more corporate partners under which the Company is entitled to a minimum of $10.0 million that the Company can properly recognize as "Revenue", determined in accordance with generally accepted accounting principles, over the first three-year period following the effective date of such agreement. The remaining 50% of the shares vests at the sole and exclusive discretion of the Board. As of December 31, 2003, no vesting had occurred and no expense has been recorded in the financial statements. In March 2004, the Board exercised its discretion and vested 50% of the warrant. The Company determined the fair value of the warrant on the vesting date, using the Black-Scholes pricing model, of $63,072, which is recorded as consulting expense in the accompanying statements of operations. The assumptions used in determining the fair value of the warrant were a risk free interest rate of 1.19%; a dividend yield of 0%; expected volatility of 70%; and an expected life of one year. In March 2004, the warrant was exercised with respect to the vested shares. As of September 30, 2004, a warrant to purchase 9,638 shares remained outstanding.

The weighted-average exercise price of warrants outstanding as of December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004 was approximately $5.19, $5.19, $3.91, $3.91 and $5.01, respectively. The weighted-average fair value of warrants granted during 2001, 2002, 2003, the nine months ended September 30, 2003 and 2004 and for the period from January 31, 2000 (inception) to September 30, 2004 was $2.91, $0, $3.79, $2.16, $5.14 and $3.02, respectively. The weighted-average remaining contractual life of the warrants outstanding at December 31, 2003 and September 30, 2004 was 5.71 years and 5.51 years, respectively.

Common Stock Reserved for Future Issuance

The following shares of common stock were reserved for future issuance (in thousands):

	December 31, 2003	September 30, 2004
Conversion of Series A preferred stock	1,156	1,156
Conversion of Series B preferred stock	2,667	2,667
Conversion of Series B-2 preferred stock	1,682	1,682
Conversion of Series C redeemable preferred stock	—	6,672
Warrants for the purchase of Series A preferred stock	8	8
Warrants for the purchase of Series B preferred stock	22	22
Warrants for the purchase of Series C redeemable preferred stock	—	7
Warrant for the purchase of common stock	19	10
Common stock options
Granted and outstanding	469	1,052
Reserved for future issuance	399	216

	6,422	13,492

6. Income Taxes

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2002 and 2003 are shown below. A valuation allowance of $5.4 million and $11.1 million as of December 31, 2002 and 2003 has been recognized to offset the net deferred tax assets as realization of such net assets has not met "the more likely than not" threshold required under SFAS No. 109.

	December 31,
	2002	2003
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$4,839	$9,997
Tax credits	638	1,058
Other	68	264

Total deferred tax assets	5,545	11,319
Valuation allowance for deferred tax assets	(5,405)	(11,066)

Net deferred tax assets	140	253
Deferred tax liabilities:
Depreciation and amortization	(140)	(253)

Net deferred taxes	$—	$—

Reconciliation of the statutory federal income tax to the Company's effective tax:

	December 31,
	2001	2002	2003
	(in thousands)
Tax at federal statutory rate	$(1,310)	$(2,521)	$(4,639)
State, net of federal benefit	(205)	(414)	(735)
Tax credits	(274)	(324)	(522)
Change in valuation allowance	1,727	3,164	5,663
Permanent differences	62	4	175
Other	—	91	58

Provision for income taxes	$—	$—	$—

At December 31, 2001, 2002 and 2003, the Company had federal tax net operating loss carryforwards of approximately $4.5 million, $12.0 million and $24.5 million, respectively. At December 31, 2001, 2002 and 2003, the Company had California tax net operating loss carryforwards of approximately $4.6 million, $11.9 million and $24.5 million, respectively. The federal and California tax loss carryforwards will begin expiring in 2020 and 2012, respectively, unless previously utilized. At December 31, 2003, the Company also had federal and California research and development tax credit carryforwards totaling approximately $651,000 and $488,000, respectively. The federal research and development tax credit carryforward will begin expiring in 2020 unless previously utilized. At December 31, 2003, the Company had a California manufacturer's investment credit of approximately $138,000.

Internal Revenue Code § 382 and § 383 limit the availability of income tax net operating losses and tax credit carryforwards that arise prior to certain cumulative changes in a corporation's ownership resulting in change of control of the Company should such changes in ownership occur. Pursuant to Internal Revenue Code § 382 and § 383, use of the Company's net operating loss and credit carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within a three-year period.

7. Employee Benefit Plan

Effective January 21, 2000, the Company adopted a defined contribution 401(k) plan (the Plan) covering substantially all employees that have been employed for at least three months and meet certain age requirements. Employees may contribute up to 20% of their compensation per year (subject to a maximum limit by federal law). During 2000, the Company matched dollar for dollar up to the first 4% of pay and such matching portion vests ratably over four years of service. During the year ended December 31, 2000, the Company's matching contribution was $10,022. As of January 1, 2001, the Company no longer matched employee contributions.

8. Related Party Transactions

In September 2000, the Company entered into a lease agreement with a non-profit organization with which the Company shares a common director. The related rent expense was $447,000, $456,000, $476,000, $351,000, $124,000 and $1.6 million for the years ended December 31, 2001, 2002 and 2003, the nine months ended September 30, 2003 and 2004, and for the period from January 21, 2000 (inception) to September 30, 2004, respectively. The lease agreement expired on March 31, 2004.

In February 2001 and April 2003, the Company entered into consulting agreements with one of its directors (the Director). Under the terms of the consulting agreements the Director would provide agreed upon services to the Company and receive compensation based upon an hourly rate. The initial term of the consulting agreements are one year but the agreements automatically renew in one year increments unless otherwise terminated by the parties. The Director is no longer providing services under the February 2001 agreement. For the years ended December 31, 2001, 2002 and 2003, the nine months ended September 30, 2003 and 2004, and the period from January 21, 2000 (inception) to September 30, 2004, the Director received compensation of approximately $36,000, $0, $12,000, $8,000, $7,000 and $55,000, respectively.

In March 2003, the Company entered into a consulting agreement with one of its major investors (the Investor). The Investor designated a consultant to provide certain administrative, business and technical support to the Company. Compensation under the agreement included a fee of $8,500 per month to be paid to the Investor for performance of services provided by the consultant. In addition, a warrant for the purchase of up to 19,277 shares of the Company's common stock was issued to the consultant (Note 5). The term of the consulting agreement is one year, unless terminated earlier under the provisions provided therein. For the year ended December 31, 2003, the nine months ended September 30, 2003 and 2004, and the period from January 21, 2000 (inception) to September 30, 2004 the Company had paid the Investor approximately $93,000, $63,000, $98,000 and $191,000, respectively, including reimbursement of ordinary business expenses.

9. Subsequent Events

Series C Redeemable Convertible Preferred Stock

In March and April 2004, the Company sold 6,140,188 shares of its Series C redeemable convertible preferred stock (Series C) at a purchase price per share of approximately $7.16 for gross proceeds of approximately $44.0 million. Holders of the Series C redeemable convertible preferred stock are entitled to receive non-cumulative dividends, when and as declared by the Board, in preference to the holders of Series A, Series B, Series B-2 shares and common stock. The dividends are to be paid out of legally available funds at the rate of eight percent of the applicable original issuance price, or approximately $7.16, per annum on each outstanding share of Series C shares (as adjusted for any stock dividends, combinations or splits with respect to such shares). The holders of the Series C shares are entitled to participate pro rata in any dividends paid on the common stock. In the event of liquidation, the Series C stockholders are entitled to receive, in preference to the holders of the Series A, Series B, Series B-2 and common stock, a liquidation preference equal to approximately $7.16 per share plus declared but unpaid dividends. The Series C redeemable convertible preferred stock is initially convertible into common stock on a one-for-one basis. The initial conversion price per share in effect as of September 30, 2004 was approximately $7.16 per share (subsequently adjusted to $6.59 per share as further discussed below), subject to adjustment.

The redemption provisions of the Series C stipulate that, upon the request of holders of at least 51% of the then outstanding Series C shares, the Company is required to redeem (i) up to 50% of the outstanding Series C shares at any time after March 26, 2009 and (ii) up to all of the outstanding Series C shares at any time after March 26, 2010. The redemption price is equal to the greater of (a) approximately $7.16 per share of Series C and (b) the fair market value of the Series C shares, as determined by the Board, at the date of the redemption request, in each case plus declared and unpaid dividends with respect to such shares.

The Company's outstanding Preferred Stock will automatically convert into shares of common stock upon the closing of a firm-committment underwritten public offering in which (i) the value of the Company immediately prior to the public offering is at least $208.0 million (the Required Valuation) (subsequently adjusted to $150.0 million as discussed below) and (ii) the gross cash proceeds of the offering (before underwriting fees, commissions and discounts) are at least $40.0 million (a Qualifying

IPO), or upon the vote of at least 51% of each of the Series A, Series B, Series B-2 and Series C shares.

The conversion price of the Series C shares may be adjusted to the lesser of the Series B original issue price of approximately $6.33 or the price per share in the next private financing (the adjusted conversion price) in the event the Company (i) closes a private financing, prior to June 30, 2005, resulting in gross proceeds of at least $15.0 million or (ii) closes a private financing, prior to June 30, 2005, resulting in gross proceeds of less than $15.0 million and 51% of the outstanding Series C shares, voting as a separate class, affirm the adjustment of the conversion price. In the event the Company has not consummated a Qualifying IPO or closed a private financing on or prior to June 30, 2005, the conversion price of the Series C shares will be adjusted down to the original issue price of the Series B shares of approximately $6.33 per share.

The conversion price of Series C shares is subject to adjustment using a full-ratchet formula in the event the Company issues additional shares of common stock at a price less than the then-effective conversion price, until such time as the Company has raised an aggregate of $40.0 million in proceeds from the sale of additional shares of common stock. Subsequently, the conversion price of Series C shares is subject to adjustment using a broad-based weighted-average formula.

In December 2004, the Company's Board of Directors and stockholders approved an amendment to the Company's certificate of incorporation to reduce the conversion price of the Series C preferred stock from $7.16 per share to $6.59 per share and to reduce the Qualifying IPO valuation for the automatic conversion of all series of preferred stock from $208.0 million to $150.0 million. The Company's Board of Directors approved these amendments based on its judgement that the Company's ability to consummate a public offering at a valuation of at least $208.0 million was uncertain in light of then-current market conditions and of the automatic reduction in the Series C preferred stock conversion price to $6.33 per share that would nevertheless have occurred if the Company did not complete a Qualifying IPO or another qualifying private financing on or before June 30, 2005. As a result, the reduction of the Series C preferred stock conversion price will not require an accounting charge to the Company's financial statements.

Series C Redeemable Convertible Preferred Stock Deemed Dividend

The Series C financing, which closed in March and April 2004, involved the sale of preferred stock at a price per share below the anticipated initial public offering price contemplated by this prospectus. Accordingly, pursuant to EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features, the Company recorded a deemed dividend on the Series C shares of $28.1 million, which is the difference in the gross proceeds from the Series C offering and the underlying value of the conversion shares (adjusted for a conversion price adjustment feature). The $28.1 million deemed dividend has been entirely recognized as an adjustment to the net loss applicable to common stockholders since the preferred stock is convertible, at any time, at the option of the holder, and is not mandatorily redeemable. In accordance with EITF 00-27, Application of Issue No. 98-5 to Certain

Convertible Instruments, the Company calculated the deemed dividend of $28.1 million using the most favorable conversion price of $6.33 per conversion share.

Stock Compensation Plans

In April, October and December 2004, the Company amended its 2001 Equity Incentive Plan to increase the authorized number of shares reserved for issuance under the plan from 1.1 million to 2.2 million to 2.7 million to 2.8 million, respectively.

The Company issued options to purchase approximately 1.3 million shares of common stock to employees and non-employee directors from January 1, 2004 through September 30, 2004. The Company anticipates recording $8.4 million in deferred stock-based compensation related to these 2004 option grants for the difference between the exercise price per share determined by the Board and the deemed fair value per share, determined solely for financial reporting purposes.

In December 2004, the Board approved the 2005 Non-Employee Directors' Stock Option Plan (the Directors' Plan) and the 2005 Employee Stock Purchase Plan (the Purchase Plan). Both plans will become effective on the effective date of the registration statement filed in connection with the Company's initial public offering.

The Directors' Plan provides for the automatic grant of non-statutory options to purchase shares of common stock to non-employee directors. An aggregate of 420,000 shares of common stock have been reserved for future issuance under the Directors' Plan. This amount will be increased annually on the first day of the Company's fiscal year, from 2005 to 2013, by 90,000 shares of common stock.

Under the Purchase Plan, the Company may issue up to 300,000 shares of common stock to eligible employees who elect to participate in the plan. This amount will be increased annually on the first day of the Company's fiscal year, from 2005 to 2013. Employees participating in the Purchase Plan will obtain the right to purchase shares of common stock at the lower of 85% of the common stock closing price on the first day of the offering period or 85% of the common stock closing price on the purchase date. The initial offering period will commence upon the initial public offering effective date and be approximately 24 months in duration, with purchase dates occurring every six months. Subsequent offering periods will be up to 27 months in duration.

Amended Facility Lease

In July 2004, the Company amended its current facility lease to add an additional 14,000 square feet of office space. The lease term on the additional space expires July 31, 2008, but may be extended at the Company's option for two additional two year periods. Under the terms of the lease the Company is obligated to total rent payments of approximately $621,000.

Debt

In October 2004, in accordance with the terms of the Company's $1.0 million equipment line of credit facility the Company repaid all principal and interest.

In July 2004, the Company entered into a loan and security agreement under which the lender agreed to extend to the Company a line of credit equal to $2.5 million. As of December 31, 2004, the Company had borrowings under the loan and security agreement totaling $1.9 million. Borrowings under the line of credit bear interest at 9.34% per annum and are collateralized by certain of the financed equipment. Principal and interest, related to each draw, are payable monthly over 36 months or 42 months. The loan and security agreement subjects the Company to certain non-financial covenants. As of December 31, 2004, the Company was in compliance with the terms of the loan and security agreement.

Reverse Stock Split

The Company's Board of Directors and stockholders approved in December 2004 a reverse stock split of 1-for-5.1875 of its capital stock. Effective January 21, 2005, the Company filed a certificate of amendment to its amended and restated certificate of incorporation, as amended, with the Secretary of State of the State of Delaware effecting the 1-for-5.1875 reverse stock split of the Company's capital stock. All share, per share and stock option data information in the accompanying financial statements and the notes thereto has been retroactively restated for all periods to reflect the reverse stock split.

Other Changes in Capitalization

In December 2004, the Company's stockholders approved the following:

  •
  upon the effectiveness of the Company's anticipated initial public offering, a reserve of 300,000 shares of common stock for an employee stock purchase plan;

  •
  upon the effectiveness of the Company's anticipated initial public offering, a reserve of 420,000 shares of common stock for a non-employee directors' stock option plan; and

  •
  upon the effectiveness of the Company's anticipated initial public offering, the filing of an amended and restated certificate of incorporation to provide for authorized capital stock of 75,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock.

Supply and License Agreement

In November 2004, the Company entered into a supply and license agreement with one of its vendors in which it made a $50,000 milestone payment and is committed to purchase $30,000 of raw material in December 2004 and an additional $205,000 of raw material in January and May 2005. An additional aggregate of $300,000 may be due upon the occurrence of certain events. The initial term of the agreement is 96 months and is automatically renewable for 12 month periods unless terminated by written notice by either party. Either party may terminate the agreement earlier upon a breach by the other party that is not cured within 60 days or other events relating to insolvency or bankruptcy.

6,000,000 shares

Common Stock

PROSPECTUS

        Until                         , 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                          , 2005

Bear, Stearns & Co. Inc.

CIBC World Markets

Needham & Company, Inc.

A.G. Edwards

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq listing fee.

Amount Paid or to be Paid
SEC registration fee	$7,869
National Association of Securities Dealers, Inc. fee	10,160
Nasdaq Stock Market listing fee	100,000
Blue Sky fees and expenses	10,000
Printing and engraving expenses	250,000
Legal fees and expenses	200,000
Accounting fees and expenses	300,000
Transfer agent and registrar fees	25,000
Miscellaneous	196,971

Total	$1,100,000

Item 14. Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law, or DGCL, provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. The Registrant's amended and restated certificate of incorporation and amended and restated bylaws provide for the indemnification of directors and officers of the Registrant to the fullest extent permitted under the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability:

  •
  for any transaction from which the director derives an improper personal benefit;

  •
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  for improper payment of dividends or redemptions of shares; or

  •
  for any breach of a director's duty of loyalty to the corporation or its stockholders.

The Registrant's amended and restated certificate of incorporation and amended and restated bylaws include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Registrant upon delivery to the Registrant of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Registrant.

As permitted by Delaware law, the Registrant has entered into indemnity agreements with each of its directors and executive officers that require the Registrant to indemnify such persons against any and all expenses (including attorneys' fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of the Registrant or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

At present, there is no pending litigation or proceeding involving a director, officer or key employee of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director of the Registrant.

The Registrant has an insurance policy covering its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

The Registrant entered into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify the Registrant's directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act of 1933, as amended, or Securities Act.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number
Form of Underwriting Agreement	1.1
Amended and Restated Certificate of Incorporation to become effective upon completion of this offering	3.2
Amended and Restated Bylaws to become effective upon completion of this offering	3.4
Amended and Restated Investor Rights Agreement	4.2
Form of Indemnity Agreement	10.1

Item 15. Recent Sales of Unregistered Securities.

The Registrant has sold and issued the following unregistered securities since our incorporation in January 2000. All share amounts have been retroactively adjusted to give effect to a 1-for-5.1875 reverse split of our common stock to be effected before completion of this offering:

  •
  From June 18, 2000 to December 31, 2004, the Registrant granted stock options to its employees, directors and consultants under its 2001 Equity Incentive Plan covering an aggregate of 2,132,227 shares of the Registrant's common stock, at a weighted-average exercise price of $0.62 per share. Options covering an aggregate of 41,612 of these shares of common stock were canceled without being exercised.

  •
  On May 31, 2000 and July 31, 2000, the Registrant sold 1,156,610 shares of its Series A preferred stock, convertible into 1,156,610 shares of common stock, to certain institutional and accredited investors for an aggregate of $6,000,000.

  •
  On March 21, 2001, the Registrant issued a warrant to purchase an aggregate of 7,710 shares of its Series A preferred stock to Silicon Valley Bank in connection with an equipment financing facility. The warrant has an initial exercise price of approximately $5.19 per share.

  •
  On April 26, 2002, May 3, 2002, May 22, 2002 and June 12, 2002, the Registrant sold 2,666,728 shares of its Series B preferred stock, convertible into an aggregate of 2,666,728 shares of common stock, to certain institutional and accredited investors for an aggregate of approximately $16,877,172.

  •
  On March 1, 2003, the Registrant issued a warrant to purchase an aggregate of 19,277 shares of its common stock in connection with a consulting agreement with Sanderling Management Company, LLC. The warrant has an initial exercise price of $0.63 per share.

  •
  On March 20, 2003, the Registrant issued two warrants to purchase an aggregate of 22,121 shares of its Series B preferred stock to Lighthouse Capital Partners IV, L.P. and Heller Financial Leasing, Inc. in connection with a credit facility for equipment and tenant improvement acquisitions. The warrants have an initial exercise price of $6.33 per share.

  •
  On June 25, 2003 and August 5, 2003, the Registrant sold 1,681,992 shares of its Series B-2 preferred stock, convertible into an aggregate of 1,681,992 shares of common stock, to certain institutional and accredited investors for an aggregate of approximately $10,645,005.

  •
  On March 26, 2004 and April 6, 2004, the Registrant sold 6,140,188 shares of its Series C preferred stock, convertible into an aggregate of 6,671,986 shares of common stock, to certain institutional and accredited investors for an aggregate of approximately $44.0 million in gross proceeds.

  •
  On August 27, 2004, the Registrant issued a warrant to purchase an aggregate of 7,588 shares of its Series C preferred stock to Oxford Finance Corporation in connection with an equipment financing facility. The warrant has an initial exercise price of approximately $7.16 per share.

The Registrant claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in the first paragraph above under Rule 701 promulgated under Section 3(b) of the Securities Act in that they were offered and sold either pursuant to a written compensatory plan or pursuant to a written contract relating to compensation, as provided by Rule 701. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

The Registrant claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in the remaining paragraphs above by virtue of Section 4(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. The Registrant claimed such exemption on the basis that the recipients of the securities represented that they intended to acquire the securities for investment purposes only and not with a view to the distribution thereof and that they either received adequate information about the Registrant or had access, through employment with the Registrant or other relationships, to such information. Appropriate legends were affixed to the stock certificates issued in such transactions, as applicable.

Item 16. Exhibits and Financial Statement Schedules.

(a)   Exhibits.

Exhibit Number		Description of Document
1.1	(1)	Form of Underwriting Agreement.
3.1	(1)	Registrant's Amended and Restated Certificate of Incorporation, as currently in effect.
3.2	(1)	Form of Registrant's Amended and Restated Certificate of Incorporation to be effective upon completion of this offering.
3.3	(1)	Registrant's Amended and Restated Bylaws, as currently in effect.
3.4	(1)	Form of Registrant's Amended and Restated Bylaws to be effective upon completion of this offering.
4.1	(1)	Form of Common Stock Certificate of Registrant.
4.2	(1)	Amended and Restated Investor Rights Agreement dated March 26, 2004 between the Registrant and certain of its stockholders.
4.3	(1)	Amendment No. 1 to Amended and Restated Investor Rights Agreement dated April 6, 2004 between the Registrant and certain of its stockholders.
5.1	(1)	Opinion of Cooley Godward LLP.
10.1	(1)(2)	Form of Indemnity Agreement for Registrant's directors and officers.

10.2	(1)	Amended and Restated 2001 Equity Incentive Plan and Form of Stock Option Agreement thereunder.
10.3	(1)(2)	2005 Non-Employee Directors' Stock Option Plan and Form of Stock Option Agreement thereunder.
10.4	(1)(2)	2005 Employee Stock Purchase Plan and Form of Offering Document thereunder.
10.5	(1)(2)	Employment Agreement dated January 6, 2005 between the Registrant and John P. Longenecker, Ph.D.
10.6	(1)	Office Lease dated January 31, 2003 between the Registrant and Kilroy Realty, L.P.
10.7	(1)	First Amendment to Lease dated July 7, 2004 between the Registrant and Kilroy Realty, L.P.
10.8	(1)	Master Security Agreement dated July 26, 2004 between the Registrant and Oxford Finance Corporation.
10.9	(1)	Loan and Security Agreement No. 24-0117 dated March 20, 2003 among the Registrant, Heller Financial Leasing, Inc. and Lighthouse Capital Partners IV, L.P.
10.1	0 (1)(3)	Supply Agreement made on November 12, 2004 between the Registrant and Biosyn Arzneimittel GmbH.
10.1	1(1)(2)	Employment Agreement dated January 6, 2005 between the Registrant and Tamara A. Seymour.
10.1	2(1)(2)	Employment Agreement dated January 6, 2005 between the Registrant and Daniel P. Gold, Ph.D.
10.1	3(1)(2)	Employment Agreement dated January 6, 2005 between the Registrant and Alice Wei.
10.1	4(1)(2)	Employment Agreement dated January 6, 2005 between the Registrant and John F. Bender, Pharm.D.
10.1	5(1)(2)	Employment Agreement dated January 6, 2005 between the Registrant and Richard Murawski.
10.1	6(1)(2)	Employment Agreement dated January 6, 2005 between the Registrant and John G. Gutheil, M.D.
10.1	7(1)(2)	Form of Employment Agreement between the Registrant and its executive officers.
23.1		Consent of Independent Registered Public Accounting Firm.
23.2	(1)	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
24.1	(1)	Power of Attorney.

(1)
Previously filed.

(2)
Indicates management contract or compensatory plan.

(3)
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(b)   Financial Statement Schedules.

All schedules are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 6 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 1st day of February, 2005.

By:	/s/ JOHN P. LONGENECKER, PH.D. John P. Longenecker, Ph.D. President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 6 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JOHN P. LONGENECKER, PH.D. John P. Longenecker, Ph.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	February 1, 2005
/s/ TAMARA A. SEYMOUR Tamara A. Seymour	Chief Financial Officer (Principal Financial and Accounting Officer)	February 1, 2005
/s/ CAM L. GARNER* Cam L. Garner	Chairman of the Board of Directors	February 1, 2005
/s/ MICHAEL L. EAGLE* Michael L. Eagle	Director	February 1, 2005
/s/ ANTONIO J. GRILLO-LOPEZ, M.D.* Antonio J. Grillo-Lopez, M.D.	Director	February 1, 2005
/s/ PETER BARTON HUTT* Peter Barton Hutt	Director	February 1, 2005
/s/ DOUGLAS E. KELLY, M.D.* Douglas E. Kelly, M.D.	Director	February 1, 2005
/s/ FRED MIDDLETON* Fred Middleton	Director	February 1, 2005
/s/ ARDA MINOCHERHOMJEE, PH.D.* Arda Minocherhomjee, Ph.D.	Director	February 1, 2005
/s/ WAYNE I. ROE* Wayne I. Roe	Director	February 1, 2005
/s/ IVOR ROYSTON, M.D.* Ivor Royston, M.D.	Director	February 1, 2005
/s/ GARY L. SHIELDS* Gary L. Shields	Director	February 1, 2005

* By:	/s/ JOHN P. LONGENECKER, PH.D. John P. Longenecker, Ph.D. Attorney-in-fact

EXHIBIT INDEX

Exhibit Number		Description of Document
1.1	(1)	Form of Underwriting Agreement.
3.1	(1)	Registrant's Amended and Restated Certificate of Incorporation, as currently in effect.
3.2	(1)	Form of Registrant's Amended and Restated Certificate of Incorporation to be effective upon completion of this offering.
3.3	(1)	Registrant's Amended and Restated Bylaws, as currently in effect.
3.4	(1)	Form of Registrant's Amended and Restated Bylaws to be effective upon completion of this offering.
4.1	(1)	Form of Common Stock Certificate of Registrant.
4.2	(1)	Amended and Restated Investor Rights Agreement dated March 26, 2004 between the Registrant and certain of its stockholders.
4.3	(1)	Amendment No. 1 to Amended and Restated Investor Rights Agreement dated April 6, 2004 between the Registrant and certain of its stockholders.
5.1	(1)	Opinion of Cooley Godward LLP.
10.1	(1)(2)	Form of Indemnity Agreement for Registrant's directors and officers.
10.2	(1)	Amended and Restated 2001 Equity Incentive Plan and Form of Stock Option Agreement thereunder.
10.3	(1)(2)	2005 Non-Employee Directors' Stock Option Plan and Form of Stock Option Agreement thereunder.
10.4	(1)(2)	2005 Employee Stock Purchase Plan and Form of Offering Document thereunder.
10.5	(1)(2)	Employment Agreement dated January 6, 2005 between the Registrant and John P. Longenecker, Ph.D.
10.6	(1)	Office Lease dated January 31, 2003 between the Registrant and Kilroy Realty, L.P.
10.7	(1)	First Amendment to Lease dated July 7, 2004 between the Registrant and Kilroy Realty, L.P.
10.8	(1)	Master Security Agreement dated July 26, 2004 between the Registrant and Oxford Finance Corporation.
10.9	(1)	Loan and Security Agreement No. 24-0117 dated March 20, 2003 among the Registrant, Heller Financial Leasing, Inc. and Lighthouse Capital Partners IV, L.P.
10.1	0 (1)(3)	Supply Agreement made on November 12, 2004 between the Registrant and Biosyn Arzneimittel GmbH.
10.1	1(1)(2)	Employment Agreement dated January 6, 2005 between the Registrant and Tamara A. Seymour.
10.1	2(1)(2)	Employment Agreement dated January 6, 2005 between the Registrant and Daniel P. Gold, Ph.D.
10.1	3(1)(2)	Employment Agreement dated January 6, 2005 between the Registrant and Alice Wei.
10.1	4(1)(2)	Employment Agreement dated January 6, 2005 between the Registrant and John F. Bender, Pharm.D.

10.1	5(1)(2)	Employment Agreement dated January 6, 2005 between the Registrant and Richard Murawski.
10.1	6(1)(2)	Employment Agreement dated January 6, 2005 between the Registrant and John G. Gutheil, M.D.
10.1	7(1)(2)	Form of Employment Agreement between the Registrant and its executive officers.
23.1		Consent of Independent Registered Public Accounting Firm.
23.2	(1)	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
24.1	(1)	Power of Attorney.

(1)
Previously filed.

(2)
Indicates management contract or compensatory plan.

(3)
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
SUMMARY FINANCIAL DATA
RISK FACTORS
Risks Related to the Development of Our Product Candidates
Risks Related to Our Financial Results and Need for Financing
Other Risks Related to Our Business and Industry
Risks Related to Our Intellectual Property and Potential Litigation
Risks Related to the Securities Markets and Ownership of Our Common Stock
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
TTP in Patients Relapsed or Refractory from Prior Chemotherapy
TTP in Treatment Naïve Patients
MANAGEMENT
CERTAIN TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
FAVRILLE, INC. (a development stage company) INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FAVRILLE, INC. (a development stage company) BALANCE SHEETS (in thousands, exept share and per share data)
FAVRILLE, INC. (a development stage company) STATEMENTS OF OPERATIONS (in thousands, except share and per share data)
FAVRILLE, INC. (a development stage company) STATEMENTS OF CASH FLOWS (in thousands)
FAVRILLE, INC. (a development stage company) NOTES TO FINANCIAL STATEMENTS (Information subsequent to December 31, 2003 and pertaining to September 30, 2004 and the nine months ended September 30, 2003 and 2004 is unaudited)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX